

11006209

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the Month of April 2011

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): _X_.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): __.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number	
1	Annual Report for the fiscal year ended December 31, 2010, filed with The Stock Exchange of Hong Kong Limited, dated April 11, 2011.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, services and products, as well as sales and marketing, in particular, such networks, services and products, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: April 11, 2011



By: ______________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Annual Report 2010







innovation &
service leader for
information lifestyle









China
unicom中国联通

CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability

Stock Code: 0762

2010 Major Events

11 May
The Company implemented strategic cooperation and launched WO•3G lePhone with Lenovo Group.


lenovo联想
精彩在沃 自由我

15 July
The Company signed a strategic cooperation agreement with Suning Appliance Company to further expand its business sales & marketing channels.


共創未來輝
China unicom中国联通
10th Anniversary
凝聚十年

21 & 22 June
To celebrate the tenth anniversary of listing on the New York Stock Exchange and the Stock Exchange of Hong Kong, the Company held a celebratory event on 8 July.

25 September
The Company cooperated with Apple and officially launched iPhone 4.

28 September
The Company celebrated the first anniversary of 3G commercial use. 3G users exceeded 10 million.


Chairman Chang Xiaobing presented a prize to the Company's 10,000,000th subscriber at 3G first anniversary.

18 October
The Company successfully issued USD1.839 billion convertible bonds.

11 November
The Company launched mobile application "WO Store", providing users with a more exciting 3G experience.

Contents

Financial Sections



Company Profile

China Unicom (Hong Kong) Limited (the "Company") was incorporated in Hong Kong in February 2000 and was listed on the New York Stock Exchange and the Stock Exchange of Hong Kong on 21 June 2000 and 22 June 2000 respectively. On 1 June 2001, the Company was included as a constituent stock of the Hang Seng Index.

The Company merged with China Netcom Group Corporation (Hong Kong) Limited on 15 October 2008. The ultimate parent company of the Company, China United Network Communications Group Company Limited ("Unicom Group") also gained approval and officially merged with China Network Communications Group Corporation ("Netcom Group") on 6 January 2009.

As of 31 March 2011, Unicom Group held 57.81% of the shares in the Company through China United Network Communications Limited ("A Share Company"), China Unicom (BVI) Limited and China Netcom Group Corporation (BVI) Limited; the public investors of the A Share Company held 13.20% of the shares in the Company through A Share Company's shareholding in China Unicom (BVI) Limited; Telefónica Internacional S.A.U. held 8.37% of the shares in the Company. The remaining 20.62% of the shares in the Company are held by public investors in Hong Kong and New York.

On 7 January 2009, China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, was granted the license to operate 3G digital cell business with WCDMA technology nationwide in China. The Company officially launched 3G services on 1 October 2009.

At present, the Company is engaged in GSM and WCDMA cellular business in 31 provinces, municipalities and autonomous regions in China, the provision of fixed-line voice, broadband and other Internet-related services, information and communications technology services, business and data communications services, and other related telecommunication value-added businesses.



Shareholding Structure



China United Network Communications Group Company Limited
2 other promoters
Public Shareholders
61.05%
0.01%
38.94%
China United Network Communications Limited
100%.
17.90%
82.10%
China Netcom Group Corporation (BVI) Limited
China Unicom (BVI) Limited
Telefónica Internacional, S.A.U.
Other Public Shareholders
29.74%
41.27%
8.37%
20.62%
China Unicom (Hong Kong) Limited
100%
100%
100%
100%
100%
100%
100%
100%
China United Network Communications Corporation Limited
China Netcom Group Corporation (Hong Kong) Limited
China Unicom (Hong Kong) Operations Limited
China Unicom (Americas) Operations Limited
China Unicom (Singapore) Operations Pte. Ltd.
China Unicom (Europe) Operations Limited
China Unicom (Japan) Operations Corporation
Billion Express Investments Limited

(As at 31 March 2011)

Corporate Information

DIRECTORS

Chang Xiaobing
Executive Director, Chairman and Chief Executive Officer

Lu Yimin
Executive Director and President

Tong Jilu
Executive Director and Senior Vice President

Li Fushen
Executive Director and Chief Financial Officer

Cesareo Alierta Izuel
Non-Executive Director

Cheung Wing Lam Linus
Independent Non-Executive Director

Wong Wai Ming
Independent Non-Executive Director

John Lawson Thornton
Independent Non-Executive Director

Timpson Chung Shui Ming
Independent Non-Executive Director

Cai Hongbin
Independent Non-Executive Director

AUDIT COMMITTEE

Wong Wai Ming (Chairman)
Cheung Wing Lam Linus
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin

REMUNERATION COMMITTEE

Cheung Wing Lam Linus (Chairman)
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin

QUALIFIED ACCOUNTANT AND COMPANY SECRETARY

Chu Ka Yee

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISORS

Freshfields Bruckhaus Deringer
Sullivan & Cromwell LLP

REGISTERED OFFICE

75th Floor, The Center,
99 Queen's Road Central,
Hong Kong
Tel: (852) 2126 2018

MAJOR SUBSIDIARY

China United Network Communications Corporation Limited
No. 21 Financial Street,
Xicheng District,
Beijing 100140, P.R.C.
Tel: (86) 10 6625 9550

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY

The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

PUBLICATIONS

Under the United States securities law, the Company is required to file an annual report on Form 20-F with the United States Securities and Exchange Commission by 30 June 2011. Copies of the annual report as well as the U.S. annual report on Form 20-F, once filed, will be available at:

Hong Kong
China Unicom (Hong Kong) Limited
75th Floor, The Center,
99 Queen's Road Central,
Hong Kong

United States
The Bank of New York Mellon
101 Barclay Street,
New York, NY 10286,
USA

STOCK CODE

Hong Kong Stock Exchange: 0762
New York Stock Exchange: CHU

COMPANY WEBSITE

www.chinaunicom.com.hk

Financial Highlights

	2010 RMB in billion	2009 RMB in billion
Revenue	**171.30**	153.95
Profit for the year	**3.85**	9.56
Basic earnings per share	**RMB0.16**	RMB0.40
In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards		
Revenue	**171.30**	153.95
Telecommunications service revenue	**162.00**	149.59
Profit for the year	**3.85**	9.56
EBITDA	**59.59**	59.85
On comparable basis		
Revenue	**171.11**	153.46
Telecommunications service revenue (Note 1)	**161.80**	149.10
Profit for the year (Note 2)	**3.66**	8.14
Adjusted EBITDA (Note 3)	**59.40**	58.12

Note 1: In order to ensure the comparability of revenue amounts, the non-comparable factor below which is reflected in the figures of current year and last year are excluded for purpose of additional analysis:

(1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and

Note 2: In order to reflect profit for the year from the ordinary course of business, the non-comparable factors below which are reflected in the figures of current year and last year are excluded for purpose of additional analysis:

(1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and

(2) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.

Note 3: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument in 2009. From the persective of free cash and continuing operation, the above non-comparable factors are not considered as the Company's operating performance, the Company therefore believes that adjusted EBITDA excluding the above non-comparable factors not only could provide more meaningful supplement information to management and investors, but also facilitate them to evaluate the Company's performance and liquidity.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP ") as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.



Chang Xiaobing
Chairman & CEO

Chairman's Statement

Dear Shareholders,

In 2010, the Company focused on the implementation of "3G Leadership and Integrated Innovation Strategies" and actively optimized resource allocation to accelerate innovation and development. As a result, the Company achieved rapid growth in revenue and significant results in structural adjustments, while network capacity and service standards continued to improve, further enhancing its overall competitive strength.

FINANCIAL PERFORMANCE

In 2010, revenue of the Company totaled RMB171.30 billion, an increase of 11.3% compared with last year, of which, telecommunications service revenue was RMB162.00 billion. After excluding deferred upfront connection fee, revenue and telecommunications service revenue would be increased by 11.5% and 8.5% respectively compared with last year. Revenue from mobile business (Note 1) was RM89.55 billion, an increase of 24.4% compared with last year. Revenue from fixed-line business (Note 1) was RMB80.06 billion, a decline of 1.2% compared with last year after excluding deferred upfront connection fee.

Benefit from the rapid growth of revenue, in 2010, EBITDA of the Company was RMB59.59 billion, representing an increase of 2.2% over last year when compared on the same basis (Note 2). However, due to network scale expansion and the initial stage of the 3G business operation, the Company continued to face pressure on profit. Profit for the year was RMB3.85 billion, a decline of 55.0% over last year when compared on the same basis (Note 2). Basic earnings per share was RMB0.163.

As at 31 December 2010, operating cash flows of the Company was RMB66.34 billion, an increase of 14.9% compared with last year. Capital expenditure was RMB70.19 billion, a decline of 37.6% compared with last year. Debt-to-capitalisation ratio was 32.0% and net debt-to-capitalisation ratio was 24.6%. The Company's debt-to-capitalisation structure remained solid.

Based on the Company's financial position in 2010 and taking into account the development needs of the mobile and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.08 per share for the year ended 31 December 2010.

BUSINESS PERFORMANCE

In 2010, the Company's overall business achieved rapid growth. Driven by its 3G business, the growth of the mobile business accelerated, and telecommunications service revenue exceeded that from fixed-line business for the first time, which accounted for 50.9% of the total telecommunications service revenue. Fixed-line business remained stable, and telecommunication service revenue accounted for 48.6% of the total telecommunications service revenue, declined from 53% of last year. The subscriber structure gradually improved while the business structure and revenue structure became more rationalized.

Mobile business

In 2010, telecommunications service revenue from mobile business was RMB82.36 billion, up by 18.0% compared with last year. Revenue structure continued to improve. Revenue from the mobile non-voice business accounted for 32.0% of telecommunications service revenue from mobile business, an increase of 4.4 percentage points compared with last year. The total number of mobile subscribers reached 167.426 million, an increase of 13.4% compared with last year. The overall ARPU of mobile subscribers was RMB 43.7, an increase of 5.0% compared with last year.

Growth of the 3G business accelerated: In 2010, the Company persisted in its unified 3G operating strategy in brands, services, package, tariffs, handset policies and service standards. The Company also devoted efforts to fully leverage on the advantage of the WCDMA industry chain and created an innovative business development model, and formed a differentiated competitive advantage in the 3G business area.

During the year, the Company proactively adapted to market changes and customer demands, enriched 3G package system, and gradually expanded its target subscriber base. At the same time, the Company actively created an open and collaborative environment, launched more than 100 customized 3G handset models and successfully introduced iPhone4, thereby meeting the demands of subscribers with different spending power on handsets and driving the rapid growth in subscribers. The Company also strived to make breakthroughs in developing the channel system, and established strategic partnerships with mainstream independent channels such as Suning and GOME. Independent channels of 3G business accounted for more than 40% of the sales for the year. The Company launched content application products such as e-reading and WO Store. The contents of mobile newspaper, mobile music and mobile TV were further enriched, leading to a substantial increase in subscriber penetration. The monthly average data usage per subscriber reached 178M, showing the gradual formation of customers' data consumption habit.

In 2010, telecommunications service revenue of 3G business was RMB11.59 billion, with a quarterly average period-on-period growth of 40.2%. The net additions of 3G subscribers were 11.318 million, taking the subscriber number to 14.06 million, of which, subscribers with handset purchase accounted for 90.4%. The ARPU was RMB124.

The GSM business remained stable: In 2010, the Company actively changed the GSM business development model and leveraged on the advantage of full-service resources to vigorously promote the integrated business and enhance the effectiveness of development. Telecommunications service revenue of the GSM business reached RMB70.77 billion, an increase of 2.6% compared with last year. The net additions of GSM subscribers were 8.521 million, taking the total subscriber number to 153.366 million, an increase of 5.9% compared with last year. The ARPU was RMB39.5, a decrease of 4.1% compared with last year.

Fixed-line business

In 2010, excluding deferred upfront connection fee, telecommunications service revenue from fixed-line business was RMB78.70 billion, a decline of 0.4% compared with last year. The structure of the fixed-line business continued to improve. Revenue from the fixed-line non-voice business exceeded revenue from voice business for the first time, and accounted for 55.2% of telecommunications service revenue from fixed-line business, an increase of 7.1 percentage points compared with last year.

The fixed-line broadband business continued to grow rapidly: In 2010, the Company continued to upgrade broadband and enhance broadband speed, actively developed the incremental markets and stepped up efforts to market content applications. The fixed-line broadband business maintained a rapid growth and recorded revenue of RMB29.82 billion, an increase of 24.8% compared with last year. As at the end of 2010, the total number of fixed-line broadband subscribers was 47.224 million, an increase of 22.5% compared with last year. The ARPU was RMB57.1, largely in line with last year.

The decline in the fixed-line voice business (Note 3) slowed down: In 2010, the Company actively promoted the integrated business, implemented the sales and marketing of voice volume package and endeavored to slow down the decline in the fixed-line voice business (Note 3). The fixed-line voice business recorded revenue of RMB40.12 billion, a decline of 13.3% compared with last year. The total loss of local telephone subscribers was 6.187 million and the total number of subscribers was 96.635 million, of which, the loss of PHS subscribers was 5.319 million and the total number of subscribers was 13.423 million. The ARPU of local telephone subscribers was RMB 28.9, a decline of 8.0% compared with last year.

Integrated business and industry applications

In 2010, the Company stepped up efforts to develop and market industry application products, optimized the composition of corporate clients and enhanced front desk sales capability and the capability of providing industry application solutions. During the year, the Company launched 22 industry application products such as video monitoring, intelligent public transport and achieved breakthrough progress in the promotion of industry applications such as mobile office and mobile stocks, driving the rapid growth of the corporate client business.

For family customers, the Company focused on promoting integrated products such as airtime sharing and single bill payment, resulting in a rapid growth in subscribers of integrated service packages. At the end of the year, the Company launched "WO•Family" to offer integrated 3G and broadband service experience to subscribers, which would drive the growth of fixed-line broadband and mobile subscribers, enhance loyalty of fixed-line users and increase network value of fixed-line.

Network Building

In 2010, the Company exerted itself to strengthen the breadth and depth of the coverage of 3G networks, continued to enhance the GSM network and accelerated the broadband network upgrade and speed enhancement. As a result, the network capacity continued to strengthen, which provided strong support for business development. As at 31 December 2010, the number of 3G base stations was 183,000, an increase of 70.8% compared with last year. The number of GSM base stations was 329,000, an increase of 15.5% compared with last year. The 3G network coverage reached cities at county level and above throughout the country, as well as villages and towns in eastern developed area. The GSM network coverage reached all villages and towns except remote areas, as well as almost all administrative villages. The number of fixed-line broadband access ports was 65.83 million, an increase of 29.3% compared with last year, of which, ports with 20M or above accounted for 38%.

Management Reform

In 2010, the Company persisted in management system and mechanism innovation, optimized the marketing structure targeting general public and corporate clients, and integrated the new product operation framework, which effectively enhanced the responsiveness to the market and product support capability. The Company implemented the ERP core system on a nationwide basis and established the local network evaluation system, which laid a solid foundation for implementing refined management and a scientific and effective resource allocation mechanism.

By adapting to the changes in the subscriber structure and consumption habit, the Company swiftly promoted reforms in customer service and took the initiative to implement the 3G-dedicated customer care model and established nationwide unified new channels for services such as online stores and mobile stores. The Company exerted itself to enhance service capability targeting high-end subscribers and strengthened integrated business and new business service capability, resulting in a continued enhancement in customer experience.

In 2010, with the wide promotion of the "WO" brand, the improvement in network quality and product and service experience, the influence of the Company's "WO" brand continued to grow.

OUTLOOK

The information communication technology industry is experiencing significant innovations and reforms. The cross-sector integration of the industry and the rapid development of the mobile Internet have led to tremendous new business opportunities with an enormous development potential. The Company will firmly grasp this valuable strategic opportunity to further implement the "3G Leadership and Integrated Innovation Strategies" and endeavor to achieve new breakthroughs in the scale of development and an overall improvement in its comprehensive strength and quickly become an "innovation and service leader for information life". In 2011, the Company's major operating measures and objectives include:

The Company will strive to achieve breakthrough in 3G, broadband and other key businesses in terms of economies of scale, further increase its overall revenue and continue to improve its profitability. The Company will further optimize the product structure, enhance terminal driven and leverage on the advantage of integration to facilitate a breakthrough development of revenue and subscribers from 3G business. The Company will implement the sophisticated marketing of the GSM business and ensure the steady development of the GSM business. The Company will also maintain the rapid growth of the fixed-line broadband business so as to achieve continuous improvement in the structure of the fixed-line business. The Company will actively promote the integration of mobile and fixed-line business, provide enterprises, families and individuals with better variety of information services, so as to meet customer demands on comprehensive one-stop information service, and achieve economies of scale and new breakthroughs for its business integration and development of industry applications for key sectors.

By firmly grasping the great opportunity in the development of new technologies and new businesses in relation to information networks, the Company will expedite the development of the emerging information service industry and step up efforts in promoting key content application products such as mobile e-commerce, video, reading and social network. In addition, the Company will strengthen commercialization and application promotion of key technologies such as new generation mobile communication, next generation Internet, the Internet of Things and Cloud Computing. The Company aims to boost subscribers' consumption in data services by providing differentiated services and diversified content applications, further increase the income contribution from the non-voice business and promote the transformation of the development of the Company.

Capitalizing on the opportunity of constructing information technology facilities for the next generation, the Company is devoted to continuously create the 3G premium network and accelerate the establishment of WLAN to maintain its leading position in the 3G network industry. Furthermore, the Company will continue to refine the GSM network, expedite the upgrading and speed enhancement of broadband and carry forward the establishment of the all-optical network. In 2011, the Company will launch HSPA+ in major cities and increase the network downlink rate from 14.4M at present to 21M.

The Company will also actively promote service innovation, and further enhance service capabilities; speed up the construction of information support system to provide a firm support for the continuous reformation of its sales services and management; deepen the implementation of cost evaluation management of local network to optimize the allocation of resources; and actively explore innovative systems and mechanisms to inject new vitality into the Company's development.

Lastly, on behalf of the Board of the Company, I would like to express my sincere gratitude to the shareholders, the government and the community for their support to the development of the Company, and also to the management and all staff members of the Company for their unremitting efforts in the development of the Company.



Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong, 29 March 2011

Note 1: Revenue from mobile business and the fixed-line business represents revenues from external customers, excluding inter-segment revenue.

Note 2: The non-comparable factors below which are reflected in the figures of current year and last year are excluded: (1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and (2) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.

Note 3: The fixed-line business includes local voice, long-distance, fixed-line value-added and inter-network settlement businesses.

Biographical Details Of Directors and Senior Management


Chang Xiaobing

Chang Xiaobing (Chairman and Chief Executive Officer)

Aged 54, was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of the Company. Mr. Chang, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005. Prior to joining China United Telecommunications Corporation, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province and a Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications and a Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecommunications Corporation. Mr. Chang was appointed the Chairman of China United Telecommunications Corporation in November 2004. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). He serves as the Chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang has extensive operational and managerial experience in the telecommunications industry.



Lu Yimin

Lu Yimin (Executive Director and President)

Aged 47, was appointed as an Executive Director of the Company in October 2008 and President of the Company in February 2009. Mr. Lu, a professor level senior engineer, graduated from Shanghai Jiao Tong University with a bachelor's degree in computer science in 1985 and then was awarded a master's degree in public administration by the John F. Kennedy School of Government at Harvard University. Mr. Lu joined China Network Communications Group Corporation ("Netcom Group") in December 2007, serving as senior management. Mr. Lu has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since May 2008. Prior to joining the Netcom Group, Mr. Lu was a member of the Secretary Bureau of the General Office of the Chinese Communist Party Central Committee, serving as the Deputy Director and the Director of the Information Processing Office since 1992, Secretary at deputy director general level since 2001 and Secretary at director general level since 2005. Mr. Lu is Vice Chairman and President of Unicom Group. Mr. Lu is also a Director and President of A Share Company, and a Director and President of CUCL. Mr. Lu has extensive experience in government administration and business management.

Biographical Details Of Directors and Senior Management



Tong Jilu

Tong Jilu (Executive Director and Senior Vice President)

Aged 52, was appointed as an Executive Director of the Company in February 2004 and Senior Vice President of the Company in March 2011. Mr. Tong graduated in 1987 from the Department of Economic Management at the Beijing University of Posts and Telecommunications. He received a doctor's degree in management from the Hong Kong Polytechnic University in 2009. Mr. Tong was Deputy Director General of the Posts and Telecommunications Administration of Liaoning Province, as well as the Posts Office of Liaoning Province. Mr. Tong joined China United Telecommunications Corporation in July 2000. He served first as Chief Accountant and later a Vice President and, from September 2003, a Director of China United Telecommunications Corporation. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From February 2004 to March 2011, Mr. Tong served as Chief Financial Officer of the Company. Mr. Tong now serves as a Director and Vice President of Unicom Group. He is also a Director of A Share Company, and a Director and Senior Vice President of CUCL. Mr. Tong has extensive operation and financial management experience in telecommunications companies.



Li Fushen

Li Fushen (Executive Director and Chief Financial Officer)

Aged 48, was appointed in March 2011 as an Executive Director and Chief Financial Officer of the Company. Mr. Li graduated from the Jilin Engineering Institute with a degree in engineering management in 1988, and from the Australian National University with a master's degree in management in 2004. From November 2001 to October 2003, Mr. Li served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. From October 2003 to August 2005, Mr. Li served as General Manager of the Finance Department of Netcom Group. Since October 2005, he has served as the Chief Accountant of Netcom Group. He has served as Chief Financial Officer of China Netcom since September 2005 and has served as Executive Director of China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") since January 2007. From December 2006 to March 2008, Mr. Li served as Joint Company Secretary of China Netcom. From February 2009 to March 2011, Mr. Li served as a Senior Vice President of the Company. In addition, Mr. Li has served as a Non-Executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets' OTC Market in the U.S.) since July 2007. Mr. Li is a Vice President of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.



Cesareo Alierta Izuel

Cesareo Alierta Izuel (Non-Executive Director)

Aged 65, was appointed in October 2008 as a Non-Executive Director of the Company. Mr. Alierta has been a member of the Board of Directors of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) from January 1997 and has been Chairman of Telefónica S.A. since July 2000. Mr. Alierta is a member of the Board of Directors of Telecom Italia (listed on the stock exchange of Milan) and of International Consolidated Airlines Group (IAG, listed on the stock exchanges of Madrid and London). He is also the Chairman of the Social Board of the UNED (National Long Distance Spanish University) and a member of the Columbia Business School Board of Overseers. Between 1970 and 1985, he was the General Manager of the Capital Markets division at Banco Urquijo in Madrid. He has been the founder and Chairman of Beta Capital. As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts' Association. He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange. Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the company's merger with the French group Seita. Mr. Alierta served as a Non-Executive Director of China Netcom during the period from December 2007 to November 2008. In September 2005, Mr. Alierta received "The Global Spanish Entrepreneur" award from the Spanish/US Chamber of Commerce. Mr. Alierta holds a degree in law from the University of Zaragoza and received a master's degree of business administration at the University of Columbia (New York) in 1970.



Cheung Wing Lam Linus

Cheung Wing Lam Linus (Independent Non-Executive Director)

Aged 62, was appointed in May 2004 as an Independent Non-Executive Director of the Company. Mr. Cheung is Chairman of the University of Hong Kong School of Professional and Continuing Education. Besides, Mr. Cheung is an independent non-executive director of Taikang Life Insurance Company Limited and a non-executive director of HKR International Limited (listed on the Hong Kong Stock Exchange). Mr. Cheung also serves as President of the Chartered Institute of Marketing (Hong Kong Region) and Adjunct Professor of the Chinese University of Hong Kong. Mr. Cheung was Chairman of Asia Television Limited and Deputy Chairman of PCCW Limited. Prior to the merger of Pacific Century Cyberworks Limited and Cable & Wireless HKT Limited, or Hongkong Telecom, Mr. Cheung was the Chief Executive of Hongkong Telecom and an Executive Director of Cable & Wireless plc in the United Kingdom. Mr. Cheung also worked at Cathay Pacific Airways for 23 years, before departing as Deputy Managing Director. He was appointed an Official Justice of the Peace in 1990 and a Non-official Justice of the Peace in 1992. Mr. Cheung received a bachelor's degree in social sciences and a diploma in management studies from the University of Hong Kong. He is also an Honorary Fellow of the University of Hong Kong and of The Chartered Institute of Marketing in the United Kingdom.


Wong Wai Ming

Wong Wai Ming (Independent Non-Executive Director)

Aged 53, was appointed in January 2006 as an Independent Non-Executive Director of the Company. Mr. Wong is Senior Vice President and Chief Financial Officer of Lenovo Group Limited (listed on the Hong Kong Stock Exchange and the New York Stock Exchange). Besides, Mr. Wong is an Independent Non-Executive Director of I.T Limited (listed on the Hong Kong Stock Exchange) and a Non-Executive Director of Linmark Group (listed on the Hong Kong Stock Exchange). Prior to his current executive position at Lenovo Group Limited, Mr. Wong was a Chief Executive Officer and Executive Director of Roly International Holdings Limited and an Executive Director of Linmark Group. Mr. Wong was also a Non-executive Director of Kingsoft Corporation Limited. Mr. Wong was previously an investment banker with over 15 years of experience in investment banking business in Greater China and was a member of the Listing Committee of The Stock Exchange of Hong Kong Limited. Mr. Wong is a chartered accountant and holds a bachelor's degree (with Honors) in management science from the Victoria University of Manchester in the United Kingdom.


John Lawson Thornton

John Lawson Thornton (Independent Non-Executive Director)

Aged 57, Mr. Thornton was appointed in October 2008 as an Independent Non-Executive Director of the Company and is currently a Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D.C. He is a Director and Non-Executive Chairman of HSBC North America Holdings Inc., as well as a Director of HSBC Holdings plc (listed on the Hong Kong Stock Exchange, London Stock Exchange, New York Stock Exchange, Paris Stock Exchange and Bermuda Stock Exchange). He is also a director of the Ford Motor Company (listed on the New York Stock Exchange) and News Corporation, Inc. (listed on the NASDAQ Global Select Market and the Australian Stock Exchange). Mr. Thornton is a trustee, advisory board member or member of the Asia Society, China Foreign Affairs University, China Institute, China Investment Corporation (CIC), China Reform Forum, China Securities Regulatory Commission (CSRC), Council on Foreign Relations, General Atlantic, The Hotchkiss School, McKinsey Knowledge Council, Morehouse College, and the National Committee on U.S.-China Relations. He is Chairman of the Advisory Board of the Tsinghua University School of Economics and Management. Mr. Thornton served as a Director of Intel Corporation from July 2003 to May 2010, an Independent Non-Executive Director of China Netcom from October 2004 to November 2008 and as an Independent Non-Executive Director of Industrial and Commercial Bank of China from October 2005 to November 2008. Mr. Thornton retired in July 2003 as President, Co-Chief Operating Officer and a Director of The Goldman Sachs Group, Inc. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and an M.P.P.M. from the Yale School of Management in 1980.



Timpson Chung Shui Ming

Timpson Chung Shui Ming (Independent Non-Executive Director)

Aged 59, was appointed in October 2008 as an Independent Non-Executive Director of the Company. Mr. Chung is currently Director-General of Democratic Alliance for the Betterment and Progress of Hong Kong and the Chairman of the Advisory Committee on Arts Development. He is also a member of the National Committee of the 11th Chinese People's Political Consultative Conference. Besides, Mr. Chung is an Independent Non-Executive Director of Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited, Nine Dragons Paper (Holdings) Limited and China Overseas Grand Oceans Group Limited (all listed on the Hong Kong Stock Exchange). Mr. Chung is also an Independent Director of China State Construction Eng. Corp. Ltd. and China Everbright Bank Company Limited (both listed on the Shanghai Stock Exchange). From October 2004 to November 2008, Mr. Chung served as an Independent Non-Executive Director of China Netcom. Formerly, he was the Chairman of China Business of Jardine Fleming Holdings Limited, the Deputy Chief Executive Officer of BOC International Limited and the Independent Non-Executive Director of Tai Shing International (Holdings) Limited. He was also the Chairman of the Council of the City University of Hong Kong, the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Land Fund Advisory Committee of Hong Kong Special Administrative Region Government, a member of the Managing Board of the Kowloon-Canton Railway Corporation, a member of the Hong Kong Housing Authority and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong. Mr. Chung also received an honorary doctoral degree in Social Science from the City University of Hong Kong in 2010. Mr. Chung is a fellow member of the Hong Kong Institute of Certified Public Accountants.



Cai Hongbin

Cai Hongbin (Independent Non-Executive Director)

Aged 43, was appointed in May 2010 as an Independent Non-Executive Director of the Company. Mr. Cai is currently the Dean of and a Professor in Applied Economics at Guanghua School of Management at Peking University, a Director of J. Mirrlees Institute of Economic Policy Research (IEPR) at Peking University and an Associate Director of Center of Poverty Research at Peking University. Besides, Mr. Cai is Independent Non-Executive Director of Concord Medical Services Holdings Limited (listed on the New York Stock Exchange), China Everbright Bank Company Limited (listed on the Shanghai Stock Exchange) and Beijing Venustech Inc. (listed on the Shenzhen Stock Exchange). Prior to joining Guanghua School of Management at Peking University, Mr. Cai served as an Assistant Professor of the Economics Department at University of California, Los Angeles, from 1997 to 2005. Mr. Cai received a bachelor's degree in Mathematics from Wuhan University in 1988, a master's degree in Economics from Peking University in 1991, and a doctoral degree in Economics from Stanford University in 1997. In addition, Mr. Cai was awarded New Century Excellent Talents in University from Ministry of Education of the People's Republic of China (the "Ministry of Education") in 2006, the National Outstanding Young Researcher from National Science Foundation of China in 2007 and the National Changjiang Scholar from the Ministry of Education in 2008. Mr. Cai has carried out extensive research in the areas of, among others, game theory, industrial organization, corporate finance and Chinese economy, and has published many academic papers in top international and national journals.

Biographical Details Of Directors and Senior Management


Li Jianguo

Li Jianguo (Senior Vice President)

Aged 57, was appointed as Senior Vice President of the Company in February 2009. Ms. Li graduated from the Xiangtan University with a bachelor's degree in Chemical Engineering in 1982 and received a master's degree in business administration from the Hong Kong Polytechnic University in 2006. From June 2000 to July 2007, Ms. Li held various senior positions in China United Telecommunications Corporation, including serving as a director and chairperson of the Labour Union. Ms. Li also served as the Chairperson of the Board of Supervisors of A Shares Company from December 2001 to July 2007 and as Executive Director of the Company from April 2006 to July 2007. Ms. Li served as Senior Management in Netcom Group since July 2007. She has also served as Executive Director of China Netcom since July 2007. Ms. Li holds a senior managerial position in Unicom Group. Ms. Li is the Chairman of the Supervisory Board of A Share Company, as well as Director and Senior Vice President of CUCL. Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for long period of time, and she has extensive working and management experiences in government, authorities and enterprises.


Li Gang

Li Gang (Senior Vice President)

Aged 53, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Li graduated from Beijing University of Posts and Telecommunications in 1985 and received a master's degree in business administration from the Department of Advanced Business Administration of Jinan University in 2004. Mr. Li previously served as a Deputy Director of the Telecommunications Division, a Deputy Director of the Telecommunications Department, a Deputy Director of the Rural Telephone Bureau, a Deputy Director and a Director of the Telecommunications Operation and Maintenance Department of the Posts and Telecommunications Administration Bureau in Guangdong Province and as a Director of the Mobile Communication Bureau in Guangdong Province. From 1999 to 2005, he served as the Deputy Chairman, General Manager and Chairman of Guangdong Mobile Communication Co., Limited and as the Chairman and General Manager of Beijing Mobile Communication Co., Limited. From 2000 to 2005, he also served as an Executive Director of China Mobile (Hong Kong) Limited. Mr. Li joined China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Li served as an Executive Director of the Company. Mr. Li is a Deputy General Manager of Unicom Group, Director and Senior Vice President of CUCL. Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.


Zhang Junan

Zhang Junan (Senior Vice President)

Aged 54, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master's degree in business administration from the Australian National University in 2002 and a doctor's degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. In addition, Mr. Zhang serves as a non-executive director of China Communications Services Corporation Limited. Mr. Zhang also serves as Vice President of Unicom Group, Director and Senior Vice President of CUCL, as well as Executive Director and General Manager of China Unicom Mobile Network Company Limited. Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.


Jiang Zhengxin

Jiang Zhengxin (Senior Vice President)

Aged 53, was appointed as Senior Vice President of the Company in February 2009. Mr. Jiang is a senior engineer of professor level. He received a bachelor's degree of radio engineering from Beijing University of Posts and Telecommunications in 1982, a master's degree of business administration from Jilin University in 2001, and a PhD in political economy from Jilin University in 2006. Mr. Jiang served as Deputy Director of the Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. He was the Deputy General Manager of Jilin Mobile Communication Company from July 1999 to March 2004. He served as the Deputy General Manager of South Communication Co. Limited of Netcom Group from March 2004 to June 2004, and he was the General Manager of Zhejiang Branch of Netcom Group from June 2004 to September 2007. He has served as Deputy General Manager of Netcom Group since September 2007. Mr. Jiang is a Deputy General Manager of Unicom Group, as well as Director and Senior Vice President of CUCL. Mr. Jiang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") provide for code provisions (the "Code Provisions") and recommended best practices with respect to: (i) composition and procedures of the Board of Directors (the "Board"); (ii) remuneration structure of Directors and senior management; (iii) accountability and audit; (iv) delegation by the Board and (v) communication with shareholders for corporate governance practices by listed companies. Other than the disclosures made in the section headed "(1) Board of Directors" below, the Company confirms that for the year ended 31 December 2010, it complied with all the Code Provisions.

(1) Board of Directors

To serve the best interests of the Company and its shareholders, the Board is responsible for reviewing and approving major corporate matters including, amongst others, business strategies and budgets, major investments, capital market operations, as well as mergers and acquisitions. The Board is also responsible for monitoring internal control, reviewing and approving the announcements periodically published by the Company regarding its business results and operating activities.

The Board membership maintains wide representation. Members of the Board consist of outstanding individuals from different professions in Mainland China, Hong Kong and overseas. The Board comprises four executive directors, one non-executive director and five independent non-executive directors.

Mr. Chang Xiaobing has served as Chairman and Chief Executive Officer (the "CEO") of the Company since December 2004. Mr. Lu Yimin has served as the Company's President since February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority. The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.



All non-executive directors and independent non-executive directors of the Company are influential members of society and possess good knowledge and experience in different aspects. They have been making active contributions to the development of the Company. They have kept close contact with management and often actively express different opinions on matters relating to shareholders and the capital market at board meetings. These views and opinions facilitate the Board in their consideration of the shareholders' best interests. All independent non-executive directors, except for the equity interests and Directors' remuneration disclosed in this annual report, do not have any business with or financial interests in the Company, its holding company or subsidiaries, and have confirmed their independence to the Company. Personal particulars of Directors are set out on pages 12 to 17 of this annual report. The functions of non-executive directors and independent non-executive directors include, amongst others, attending board meetings, making independent judgments at meetings, playing a leading role in resolving any potential conflicts of interest, serving on committees by invitation and carefully examining whether the performance of the Company has reached the planned corporate targets and objectives, and monitoring and reporting on matters relating to the performance of the Company.

With respect to the nomination and appointment of new Directors and senior management members, the Board would, after considering the Company's need for new Directors and/or senior management members, identify a wide range of candidates from within the Company and the human resources market. After having obtained the consent from candidates in relation to the relevant nomination and based on the Company's actual needs, the Board would convene a meeting which includes attendance by independent non-executive directors and non-executive directors to consider the qualifications of the candidates. In 2010, a board meeting was held for the appointment of a non-executive director. The number of board meetings held during 2010 and the attendance of Directors are detailed on page 24 of this annual report. Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and re-election by shareholders pursuant to the Company's articles of association (the "Articles of Association"). All Directors of the Company are subject to retirement by rotation at least once every three years. Mr. Lu Yimin, Mr. Li Fushen, Mr. Cesareo Alierta Izuel, Mr. Wong Wai Ming and Mr. Cai Hongbin will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. Personal particulars of the Directors for re-election and their proposed remuneration are set out on pages 12 to 17 and page 62 of this annual report.

Following their appointment, all newly appointed Directors are provided with comprehensive orientation information to ensure that they have proper understanding of the Company's operations and businesses, full understanding of their responsibilities under the Listing Rules, applicable legal and regulatory requirements, and the Company's business and corporate governance policies.


China
unicom中国联通

Corporate Governance Report

The remuneration package for executive directors includes salary and housing allowance, as well as performance-linked annual bonuses. The remuneration of executive directors is determined by reference to their respective duties and responsibilities in the Company, their respective experience and prevailing market conditions while the award of the performance-linked annual bonuses is tied in with the attainment of key performance indicators or targets by the Company. The remuneration of non-executive directors is determined by reference to prevailing market conditions and their respective workload from serving as non-executive directors and members of the board committees of the Company. The Company also adopted share option schemes for the purpose of providing long term incentives to directors (details of such share option schemes are set out in the paragraph headed "Share Option Schemes of the Company" on pages 54 to 60 of this annual report).

The Board has provided clear guidelines for delegation of powers and responsibilities to management. However, certain important matters must be decided only by the Board, which include, but are not limited to, long-term objectives and strategies, annual budget, initial announcements on quarterly, interim and final results, dividends, major investments, capital market operations, mergers and acquisitions, major connected transactions and annual internal control evaluation.



EQUITY-LINKED DEAL OF THE YEAR
CHINA UNICOM
ACHIEVEMENT AWARDS
FinanceAsia
2010
BEST EQUITY-LINKED DEAL
ASIAMONEY
DEALS OF THE YEAR
2010
BEST EQUITY-LINKED OFFERING
CHINA UNICOM
US$1.84 BILLION 0.75% CONVERTIBLE BONDS DUE 2015

The Company's US$1.84 billion convertible bond receives the "Equity-Linked Deal of the Year" awards from "International Finance Review", "FinanceAsia", "The Asset" and "Asiamoney" magazines.

The Board convenes meetings regularly and ensures that all Directors have adequate opportunity to present at the meetings and to include issues for discussion in the meeting agenda. Notices of regular board meetings are delivered to the Directors at least 14 days in advance of the meetings. The Company delivers, on a best endeavour basis, all documents for regular board meetings to the Directors at least one week prior to the meetings (and ensures that all documents are delivered to the Directors no less than three days prior to the regular meetings as required by the Code Provisions). The Company Secretary keeps close contact with all Directors and ensures that the operation of the Board and all board committees is in line with the procedures as set forth in the Articles of Association and the charters of the board committees. Additionally, the Company Secretary is responsible for compiling and regularly submitting the minutes of board meetings and committee meetings to the Directors and committee members for their review. Each Director may obtain advice from and the services of the Company Secretary to ensure that board procedures, and all applicable rules and regulations, are followed.

The Directors may, upon request, obtain independent professional advice at the expense of the Company. In addition, if any substantial shareholder of the Company or any Directors has significant conflicts of interest in a matter to be resolved, the Board will convene a board meeting in respect of such matter and those Directors who have conflicts of interest must abstain from voting and will not be counted in the quorum of the meeting. Furthermore, the Chairman has a clear responsibility of ensuring that all Directors have appropriate knowledge of the matters discussed at the meetings and that all Directors are provided with complete and reliable information regarding those matters.

All Directors are required to devote sufficient time for handling the affairs of the Company. Management holds formal and informal meetings with all Directors from time to time to provide sufficient and timely information so that the Directors can make informed decisions. All Board members have the right to inspect documents and information in relation to matters to be decided by the Board. The Directors have frequently visited various branches in the PRC to gain better understanding of the Company's daily operations. In addition, the Company has arranged relevant trainings for the Directors (which include training sessions conducted by professional advisers, such as lawyers and accountants, from time to time) in order to broaden their knowledge in the relevant areas and to improve their understanding of the Company's business and the latest operational technologies. Such efforts have also facilitated to improve the corporate governance of the Company.

In 2010, the Board held seven full board meetings for, amongst other things, discussion and approval of important matters such as the 2009 annual results, the 2009 Form 20-F, the 2010 interim results, the first and third quarter results for 2010, the 2010 annual budget, reports on internal control and issue of convertible bonds.

Set forth below is an overview of the attendance during the year by the Board members at various meetings:

	Meetings Attended/ Held		
	Board Meeting	Audit Committee Meeting	Remuneration Committee Meeting
Executive Director			
Chang Xiaobing (Chairman)	6/7	N/A	N/A
Lu Yimin	6/7	N/A	N/A
Zuo Xunsheng	6/7	N/A	N/A
Tong Jilu	7/7	N/A	N/A
Non-Executive Director			
Cesareo Alierta Izuel	2/7	N/A	N/A
Independent Non-Executive Director			
Cheung Wing Lam Linus	7/7	6/6	2/2
Wong Wai Ming	6/7	6/6	2/2
John Lawson Thornton	6/7	6/6	2/2
Timpson Chung Shui Ming	6/7	6/6	1/2
Cai Hongbin[1]	3/4	3/3	0/0
Wu Jinglian[2]	3/3	3/3	2/2

Notes:

1. *On 13 May 2010, Mr. Cai Hongbin was appointed as independent non-executive director of the Company.*

2. *On 12 May 2010, Mr. Wu Jinglian retired as independent non-executive director of the Company.*

(2) Committees under the Board

The Company has established two committees under the Board, the Audit Committee and the Remuneration Committee. Each committee has written charter and is provided with sufficient resources to perform its duties. The committees report their decisions or recommendations to the Board after meetings.

(a) *Audit Committee*

Composition

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the committee is a chartered accountant with expertise and experience in accounting and financial management.

Major Responsibilities

The major responsibilities of the Audit Committee include: considering and approving the appointment, resignation and removal of independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly, interim financial information and annual financial statements; coordinating and discussing with independent auditor any problems and recommendations raised by them during statutory audits; reviewing any correspondence from the independent auditor to the management and responses of the management; and reviewing the relevant reports concerning the internal control procedures of the Company. The committee meets at least four times each year, and assists the Board in its review of the financial statements to ensure effective internal control and efficient auditing.

Work Done in 2010

The Audit Committee held six meetings in 2010 for, amongst other things, discussion and approval of the 2009 annual results, the 2009 Form 20-F, the 2010 interim results, the first and third quarter results for 2010. In addition, the Audit Committee approved in the meetings the reports on internal control, the report on internal audit findings in 2009 and the action plan for 2010, the audit fees and the audit plans of independent auditor as well as the non-audit services provided by independent auditor in 2010.

The Audit Committee has performed its duties effectively, and enabled the Board to better monitor the financial conditions of the Company, supervise the internal control over financial reporting of the Company, ensure the integrity and reliability of the financial statements of the Company, prevent significant errors in the financial statements and ensure the Company's compliance with the relevant requirements of the Listing Rules, the U.S. Federal securities laws and the New York Stock Exchange listing standards with respect to audit committee.

(b) Remuneration Committee

Composition

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr Timpson Chung Shui Ming and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

Major Responsibilities

The major functions of the Remuneration Committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company's share option schemes. The Remuneration Committee conducts performance appraisals for the CEO and determines his year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance appraisal and determination of performance-based year-end bonuses for the other members of the Company's management. The results are subject to review by the Remuneration Committee. The Remuneration Committee meets at least once a year.

Work Done in 2010

The Remuneration Committee held two meetings in 2010 for, amongst other things, discussion and approval of the 2009 appraisal report and the 2010 performance contract of the CEO and bonus for senior management for 2009.

The Remuneration Committee has performed its duties effectively on determining the remuneration packages, especially the performance-based remunerations, for the CEO and senior management.

(3) Preparation of Financial Statements and Financial Reporting

The Directors understand that the Hong Kong Companies Ordinance provides that the Directors shall prepare financial statements for each year to give a true and fair view of the financial position of the Company as at the balance sheet date and profits or losses and cash flows of the Company for the year ended the balance sheet date.

In preparing financial statements, the Directors shall:

(a) select and consistently apply appropriate accounting policies and make fair and reasonable judgments and estimates in applying the selected accounting policies;

(b) state reasons for any serious deviation from the applicable accounting principles; and

(c) prepare financial statements on a going concern basis, unless it is inadvisable to assume that the Company itself or the Company and its subsidiaries will continue to operate in the foreseeable future.

In addition, a statement of the independent auditors about their reporting responsibilities related to the financial statements is set out in the independent auditor's report on pages 76 to 77 of this annual report.

The Directors are also responsible for keeping appropriate accounting records to safeguard the assets of the Company and taking appropriate procedures to prevent and investigate whether there are any fraud and other irregularities.

With respect to financial reporting, management provides explanations and information to the Board so that the Board can evaluate the merits of the financial information and other information that need to be approved. The Board has also made a balanced, clear and explicit evaluation of the financial position and performance of the Company in the communication with shareholders.

(4) Internal Control

Internal control systems have been designed to monitor and facilitate the accomplishment of the Company's business objectives, safeguard its assets against loss and misappropriation, ensure maintenance of proper accounting records for the provision of reliable financial information, ensure the Company's compliance with applicable laws, rules and regulations, and to provide reasonable, but not absolute, assurance against fraud and errors.

The Company has continuously refined the policies and standards for the control environment based on the risk control framework established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO"). In the past few years, the Company has: standardized control procedures for monitoring the financial reporting and period-end financial closing procedures at the branch and subsidiary level and upgraded the business performance review processes and controls; standardized accounting policy and standards upon completion of merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom"); expanded accounting manuals and clearly document key controls and processes for preparing consolidated financial statements in accordance with applicable accounting standards; hired additional accounting professionals with experience in financial reporting and familiarity with international accounting practices and increased technical training for the finance and accounting personnel in respect of relevant accounting standards; established and implemented the code of ethics for senior officers and employees, company-wide anti-fraud policies and whistleblowing mechanisms; assessed the effectiveness of internal control at branch-level based on the Company's enterprise risk assessment results and took measures to improve internal control over branches and subsidiaries; and implemented the Policy on Risk Management.

The Company has an internal audit department with over 640 staffs, with officers stationed at various provincial branches. The internal audit department reports directly to the Audit Committee and is independent of the Company's daily operation and accounting functions. With an emphasis on the effectiveness of internal control with respect to the efficiency of operations, accuracy of financial information, and compliance to rules and regulations, the internal audit department conducts, among others, internal control assessment and internal audit on economic accountability. In addition, the internal audit department also contributes to strengthen the operation and management, to improve internal control systems, to mitigate operational risks and to increase the economic efficiency of the Company.

The Board has overall responsibility for maintaining sound and effective internal control systems. Pursuant to the Code Provisions, the Board conducted an annual review of the effectiveness of the internal control systems of the Company and its subsidiaries for the year ended 31 December 2010 based on thorough discussions with, and review of evaluation report prepared by, the Company's internal audit department, legal and risk management department, as well as meetings with the Company's management. The review covered all material aspects of the Company's control functions, including financial, operational, information system, compliance controls and risk management functions. The review also considered, with respect to the Company's accounting and financial reporting function, the adequacy of resources, staff qualifications and experience, and staff training programs and budget.

(5) Information Disclosure Controls and Procedural Standards

In order to further enhance the Company's system of information disclosure, and to ensure the truthfulness, accuracy, completeness and timeliness of its public disclosures, the Company has adopted and implemented the Information Disclosure Controls and Procedural Standards. In an effort to standardize the principles for information disclosures, the Company establishes the Information Disclosure Review Committee under the management and formulated the procedures in connection with the compilation and reporting of the Company's financial and operational statistics and other information, as well as the procedures in connection with the preparation and review of the periodic reports. Moreover, the Company established detailed implementation rules with respect to the contents and requirements of financial data verification, in particular, the upward undertakings by the individual responsible officers at the levels of subsidiaries, branches and major departments.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY

The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to directors as to their respective compliance with the relevant code for securities transactions in 2010, and all of the directors have confirmed such compliance.

REQUIREMENTS UNDER SECTION 404 OF THE SARBANES-OXLEY ACT

Compliance with the requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 has been an area of emphasis for the Company. The relevant section of the Act requires the management of non-U.S. issuers with equity securities listed in the U.S. securities market to issue reports and representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the Sarbanes-Oxley Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2010. Management is currently in the process of finalizing the management's report on internal control over financial reporting, which will be included in the Company's annual report on Form 20-F to be filed with the United States Securities Exchange Commission by 30 June 2011.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN THE CORPORATE GOVERNANCE PRACTICES OF THE COMPANY AND THE CORPORATE GOVERNANCE PRACTICES REQUIRED TO BE FOLLOWED BY U.S. COMPANIES UNDER THE LISTING STANDARDS OF THE NEW YORK STOCK EXCHANGE

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

INDEPENDENT AUDITOR

PricewaterhouseCoopers is the independent auditor of the Company overseas and in the PRC. Apart from audit services, it also provides audit-related, tax and other services. The remuneration paid/ payable to the independent auditor for provision of services in 2010 is as follows:

Items	Note	2010 (in RMB thousands)
Audit services	(i)	67,700
Audit-related services	(ii)	2,154
Taxation services		223
Others		401
Total		70,478

Notes:

(i) Audit services in 2010 include the audit on the Company's internal control over financial reporting pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

(ii) Audit-related services include other assurance and related services that can be reasonably provided by the independent auditor. In 2010, the provisions of audit-related services mainly include professional services in relation to the issue of convertible bonds and the implementation of Extensible Business Reporting Language (XBRL).

SHAREHOLDERS' INTERESTS

The Board endeavors to maintain an on-going dialogue with shareholders, and in particular, to communicate with shareholders through annual general meetings. The executive directors and representatives of the Board committees usually attend the meetings and treasure the opportunities to communicate with shareholders at such meetings. At general meetings, the chairman of the meeting proposes individual resolutions in respect of each substantially separate matter. All matters at the Company's general meetings are resolved by poll and the relevant procedures are explained at the meeting. The Company also appoints external scrutineers to ensure that all votes are counted and recorded appropriately, and publishes the poll results in a timely manner.

The last annual general meeting of the Company was held on 12 May 2010, at which the following resolutions were passed:

- to receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2009
- to declare a final dividend for the year ended 31 December 2009
- to re-elect Mr. Zuo Xunsheng, Mr. Tong Jilu and Mr. Cheung Wing Lam Linus as Directors and to authorise the Board to fix the remuneration of the Directors for the year ending 31 December 2010
- to re-appoint PricewaterhouseCoopers as auditor and authorise the Board to fix their remuneration for the year ending 31 December 2010
- to grant a general mandate to issue new shares
- to grant a general mandate for share repurchase
- to extend the general mandate for issue new shares

The next annual general meeting will be held on 24 May 2011. Please refer to the "Notice of Annual General Meeting" on pages 72 to 75 for details.

CORPORATE TRANSPARENCY AND INVESTOR RELATIONS

In addition to publishing annual reports and interim reports, the Company discloses major unaudited financial information on a quarterly basis and announces operational statistics on a monthly basis in order to enhance the Company's transparency and improve investors' understanding of the business operations of the Company. In addition, the Company submits annual reports and regular reports to the United States Securities and Exchange Commission pursuant to the requirements under the U.S. federal securities laws.

Upon the announcement of interim and annual results or major transactions, the Company immediately holds analyst and press conferences. During such conferences, the management of the Company would interact directly with fund managers, investors and journalists to provide them with relevant information and data of the Company. The Company's management would accurately and thoroughly respond to questions raised by analysts and journalists. Archived webcast of the analyst conference is also available on the Company's website on the same day to ensure wide dissemination of information and data.



Mr. Chang Xiaobing, Chairman and CEO of the Company, won the award of the "CCTV China Economic Leaders of the Year 2010".

The Company's investor relations department is responsible for providing information and services requested by investors and maintaining timely communications with investors and fund managers, including responding to investors' inquiries and meeting with company-visit investors. The Company also arranges from time to time road shows in different countries and attends investor conferences arranged by investment banks, through which the Company's management meets and communicates with investors to provide them with opportunities to understand more accurately the Company's latest development and performance in various aspects, including business operations and management.

In 2010, the Company participated in the following investor conferences:

Date	Event	Location
11 - 14 January 2010	DB Access China Conference 2010	Beijing
18 - 19 January 2010	UBS Greater China Conference 2010	Shanghai
25 - 26 March 2010	Credit Suisse Asian Investment Conference	Hong Kong
10 - 11 May 2010	DB Access Asia Conference 2010	Singapore
14 May 2010	Morgan Stanley Hong Kong Investor Summit	Hong Kong
18 - 19 May 2010	15th CLSA China Forum	Shanghai
24 - 25 May 2010	UBS Pan-Asian Telco Conference 2010	Singapore
9 - 11 June 2010	JP Morgan China Conference 2010	Beijing
17 June 2010	Goldman Sachs Telco & Internet Corp Day 2010	Hong Kong
14 - 15 September 2010	17th CLSA Investors' Forum 2010	Hong Kong
1 - 2 November 2010	Goldman Sachs China Investment Frontier Conference 2010	Beijing
3 - 5 November 2010	Bank of America Merrill Lynch China Investment Summit	Beijing
9 - 11 November 2010	Morgan Stanley Asia Pacific Summit	Singapore

In addition, through announcements and press releases, the Company disseminates the latest information regarding any significant business development in a timely and accurate manner. The website of the Company is also updated from time to time to provide investors and the public with information and news of the Company in all respects.

Since 2004, the Company has disclosed the annual total remuneration for each Director in its annual report.

Business Overview



周年
沃·3G
2010

In 2010, the Company continued business model innovation and increased its market expansion efforts. The Company achieved a rapid growth in the 3G business and fixed-line broadband business and continued the stable development of its GSM business and fixed-line voice business, all of which resulted in an overall promising upward trend for the business.


167,426
147,587
43.7
41.6
2009
2010
Mobile Subscribers (thousand)
ARPU (RMB)
124.0
39.5
2G
3G
2010 ARPU (RMB)

Mobile Business

3G Business

In 2010, the Company continued to maintain its unified strategy in brands, services, tariffs, packaging, handset policies and customer care standards. Moreover, in order to meet the changing market demands and customer needs, the Company adjusted and optimised its sales and marketing strategies, enriched 3G tariff plans, enhanced subsidy models and optimised handset terminal portfolios. As a result, the Company innovatively developed the mobile Internet and mobile application businesses that leverage on its 3G speed advantages, and accelerated the development of its mobile Internet business. In addition, the Company launched "WO" store enhancing 3G customer experience, developed mobile music, mobile TV and other resource-based business on a large scale, and enhanced mobile reading, instant communication and other interactive social communication businesses, so as to promote customers' data consumption habits. Overall, the Company achieved a rapid growth in the 3G business. In 2010, the net additions of 3G subscribers were 11.318 million. As at 31 December 2010, the total number of 3G subscribers amounted to 14.060 million, in which the total number of wireless data card subscribers amounted to 1.353 million. In 2010, the total 3G voice usage amounted to 55.47 billion minutes, the average data usage per subscriber per month was 178M, and the average revenue per user ("ARPU") per month was RMB124.0. The number of mobile TV subscribers was 2.407 million, and the number of mobile reading subscribers was over 7 million.

GSM Business

In 2010, the Company actively transformed its GSM business model, continued to promote fixed mobile convergence products, and further refined marketing management. Overall, the GSM business maintained a steady growth. In 2010, the net additions of GSM subscribers were 8.521 million; as at 31 December 2010, the total number of GSM subscribers reached 153.366 million, representing an increase of 5.9% as compared to last year. In 2010, the total GSM voice usage amounted to 471.00 billion minutes, representing an increase of 11.3% as compared to last year; the average minutes of usage ("MOU") per subscriber per month was 262.9 minutes, representing a growth of 4.3% as compared to last year; ARPU was RMB39.5, representing a decrease of 4.1% as compared to last year.

In 2010, the Company continued to further develop the value-added services ("VAS") business as well as actively promote the mobile data and information business. As a result, the "Cool Ringtone" and mobile Internet business continued to grow rapidly. In 2010, the net additions of "Cool Ringtone" subscribers were 18.041 million; as at 31 December 2010, the total number of "Cool Ringtone" subscribers amounted to 67.261 million, representing a growth of 36.7% as compared to last year, and the "Cool Ringtone" subscriber penetration rate increased to 43.9% from 34.0% in 2009. In 2010, the net additions of mobile Internet subscribers were 11.023 million; as at 31 December 2010, the total number of mobile Internet subscribers reached 55.812 million, representing an increase of 24.6% as compared to last year, and the mobile Internet subscriber penetration rate increased to 36.4% from 30.9% in 2009.

Fixed-line Business

Fixed-line Broadband and Data Communication Businesses

In 2010, the Company accelerated the implementation of broadband "speed increase, revenue increase" plan, promoted community marketing, actively developed home gateway, and increased the proportion of high-speed bandwidth subscribers. Overall, the fixed-line broadband business maintained rapid development. In 2010, the net additions of fixed-line broadband subscribers were 8.674 million; as at 31 December 2010, the total number of fixed-line broadband subscribers reached 47.224 million, representing an increase of 22.5% as compared to last year. Subscribers with 2M-and-above bandwidth accounted for 86.8% of all fixed-line broadband subscribers, representing an increase of 3.6 percentage points as compared to last year. Subscribers with 4M-and-above bandwidth accounted for 29.6%. In 2010, the total number of broadband content and application subscribers reached 18.606 million, accounting for 39.4% of all fixed-line broadband subscribers. ARPU of fixed-line broadband was RMB57.1, largely in line with last year.

Fixed-line Voice Business

In 2010, the Company focused on both business development and maintenance, leveraged on the Company's full-service advantage, enhanced market development in areas of customer premises network ("CPN") and rural markets, as well as strengthened marketing of integrated services. Overall, the Company mitigated the decline of its fixed-line business. As at 31 December 2010, the total number of local access subscribers was 96.635 million, down by 6.187 million which in percentage terms represents a 6.0% decrease as compared to last year. The number of PHS subscribers was 13.423 million, down by 5.319 million from the end of last year. The average local voice usage per subscriber per month (excluding Internet dial-up usage) was 128.8 pulses, representing a decline of 10.2% as compared to last year; ARPU was RMB28.9, representing a decline of 8.0% as compared to last year.

Network Capacity

In 2010, the Company strived to optimise the reach and in-depth coverage of its 3G network, continued to enhance the GSM network, accelerated to upgrade broadband speed, and actively developed the information system. As a result, the Company's network capability continued to improve.

The Company constructed and developed its GSM and 3G networks in a coordinated manner, and further improved network quality. In 2010, the net additions of 3G base stations were approximately 76,000; as at 31 December 2010, the total number of 3G base stations amounted to approximately 183,000. The 3G network coverage reached cities in county-level and above and townships in the eastern developed regions in China. The call-completion rate of the WCDMA network increased to 97.6% in December 2010 from 96.7% at the beginning of 2010. In 2010, the net additions of GSM base stations were approximately 44,000; as at 31 December 2010, the total number of GSM base stations amounted to approximately 329,000. The GSM network coverage reached almost all rural townships in China except certain areas in western China; the GSM network coverage rate in administrative villages in central-east China was above 82%. The call-completion rate of the GSM network increased to 97.6% in December 2010 from 96.2% at the beginning of 2010.

The Company also accelerated the development of its optical access network. In 2010, the net additions of broadband access ports were 14.93 million; as at 31 December 2010, the total number of broadband access ports reached 65.83 million. Furthermore, the Company continued to enhance its backbone network capability. In 2010, the Company added the bandwidth of the China169 backbone network, provincial Internet outbound bandwidth increased by 7,600G from the end of last year, and the backbone network capacity reached 14,000G. As at 31 December 2010, the capacity of the 40G wavelength-division multiplexing ("WDM") network at provincial level reached 130,000 wavelength kilometers, representing an increase of 120,000 wavelength kilometers from 31 December 2009; the capacity of the 10G WDM network at provincial level reached 4.98 million wavelength kilometers, representing an increase of 1.34 million wavelength kilometers from 31 December 2009.

In addition, in order to maintain international business development, the Company strived to expand its international network coverage and increased efforts in international network construction. As at 31 December 2010, international Internet outbound bandwidth reached 339G; submarine cable capacity reached 1,539G and international cross-continental cable capacity reached 1,893G.


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Sales and Marketing

Branding

In 2010, the Company continued to execute its full-service branding strategy and implemented brand management. Leveraging on the launch of its new 3G services, optimization of 3G tariffs and customer promotion activities, the Company further improved the awareness of its "WO" brand. Meanwhile, the Company's innovation corporate image is gradually recognised.

Sales and Marketing Strategy

In 2010, through segmentation positioning and differentiated operations between the GSM and 3G businesses, the Company achieved scale development for the 3G business, stablised the GSM business development, and hence, achieved a coordinated development of the Company's mobile business. In respect of the 3G business, the Company achieved substantial development in the 3G subscriber base by leveraging on the advantages of the WCDMA industry value chain. For instance, the Company launched star handset terminals, innovative tariff plans and exceptional mobile Internet services, enhancing the influence of the 3G services. Furthermore, the Company increased the value of its fixed-line business by strengthening the development of the broadband business. Facing the convergence of the "three networks", the Company accelerated the expansion of broadband access point coverage and broadband capacity development. The Company reinforced its dominant position in the broadband business area in northern China, while accelerating the business development in southern China. In addition, coupled with "WO Family", the Company strategically developed its broadband value-added application business, including high-definition video, home security and video telephony.

In 2010, the Company fully explored business cooperation in the industry value chain for handset terminals and enriched the handset terminal portfolio, so as to satisfy the customer demands for high-, medium- and low-end 3G handset products. In 2010, the Company had over 100 models of customised 3G terminals, including more than 50 models of smart phone terminals.

In 2010, based on the matching principle between subsidy expenses and revenues, the Company actively implemented its subsidy policy. Leveraging on advantages from both the "handset subsidy model" and the "tariff subsidy model", the Company promoted contract-based plans. As a result of the subsidies, the number of 3G subscribers increased rapidly. Meanwhile, the Company's subscriber quality was improved and the duration of subscriber remaining online was extended, all of which significantly contributed to the 3G business revenue.

In 2010, in order to capture opportunities arising from the surging demand of informanization of the government and corporate networks, the Company launched 22 industrial applications, such as mobile office automation ("OA") and intelligent transportation applications, for certain key sectors, such as automotive, aerospace, insurance and securities. Furthermore, the Company implemented more than 4,000 industrial application projects and developed more than 1 million industrial application subscribers. The Company's industrial applications were well recognised by the Chinese government and society. The Company was awarded the "2010 Outstanding Chinese Urban Informanization Service Provider" and the "2010 Outstanding Chinese Urban Informationization Corporation".

Sales and Marketing Channels

In 2010, the Company continued to optimise its distribution channels for its full range of telecommunications services, and continued to improve the sales capability of those channels. For instance, the Company further enhanced its self-owned distribution channels, assessed the efficiency of self-owned sales outlets and strengthened experience marketing training efforts. As a result, the Company improved the sales capability of its self-owned sales distribution channels. Meanwhile, the Company further expanded independent channels with a focus on mainstream independent channels, such as mobile chain stores, home appliances chain stores and IT product outlets. For instance, the Company established strategic alliances with Suning, Gome, Five Star Appliance, Telephone World, 360buy and other chain stores at provincial level in China. As a result, the Company further increased the coverage and sales capability of the independent channels. In 2010, 3G subscribers acquired from independent channels accounted for 40.5% of the total 3G subscribers. Moreover, the Company continued to push forward the development of the e-channels. For instance, the Company established an industry-leading nationwide e-channel system, consisting of online stores, mobile stores, SMS stores and self-service terminals, and achieved rapid development in the e-channel business. In 2010, revenue from the e-channels amounted to RMB12.4 billion, representing an increase of 218% as compared to last year; the total number of e-channel users reached over 75 million, representing an increase of 155% as compared to last year.

Customer Care

In 2010, the Company continued to improve its customer care quality, created a 3G-dedicated customer care model and set up VIP customer service teams, further integrated the Company's sales and customer care functions, and promoted informanization of customer care system, laying a solid foundation for the customer care function. These measures improved the Company's services for high-end customers and provided support to the sales and marketing activities.



Lu Yimin
Executive Director and President

Management's Discussion and Analysis of Financial Condition and Results of Operations

In 2010, the Company's 3G and broadband businesses achieved a rapid growth while GSM business achieved a steady growth and fixed-line business remained stable. As a result, net cash flows from operating activities continue to increase. Capital expenditure as a percentage of revenue decreased. Balance sheet structure is generally solid.

FINANCIAL OVERVIEW

I. OVERVIEW

In 2010, the Company's 3G and broadband businesses achieved a rapid growth while GSM business achieved a steady growth and fixed-line business remained stable. As a result, net cash flows from operating activities continue to increase. Capital expenditure as a percentage of revenue decreased. Balance sheet structure is generally solid.

In 2010, the Group's revenue reached RMB171.30 billion, up by 11.3% compared with last year. Profit for the year was RMB3.85 billion, down by 59.7% compared with last year. Basic earnings per share was RMB0.163. Excluding the effect of the deferred fixed-line upfront connection fees, revenue for the year would be RMB171.11 billion, of which, telecommunications service revenue would be RMB161.80 billion, up by 8.5% compared with last year (Note 1). Excluding the effects of non-comparable factors including deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument (the adjustment to exclude the above items is referred to herein below as the "Adjustment" or "Adjusted"), profit for the year after the Adjustment (Note 2) would be RMB3.66 billion, down by 55.0% compared with last year. Adjusted EBITDA (Note 3) would be RMB59.40 billion, up by 2.2% compared with last year.

In 2010, net cash flows from operating activities was RMB66.34 billion, up by 14.9% compared with last year. Capital expenditure was RMB70.19 billion which accounted for 41.0% of the revenue after the Adjustment (Note 1),down by 32.3 percentage points compared with last year. Free cash flow (representing net cash flows from operating activities minus capital expenditures) increased from RMB-54.74 billion in 2009 to RMB-3.85 billion in 2010. Liabilities-to-assets ratio (Note 4) changed from 50.5% as at 31 December 2009 to 53.4% as at 31 December 2010. Net debt-to-equity ratio (Note 5) was 24.6%.

II. REVENUE

In 2010, excluding the effect of RMB0.19 billion deferred fixed-line upfront connection fees, revenue after the Adjustment (Note 1) would be RMB171.11 billion, up by 11.5% compared with last year, of which, telecommunications service revenue after the Adjustment (Note 1) accounted for RMB161.80 billion, up by 8.5% compared with last year. Revenue from sales of telecommunications products accounted for RMB7.29 billion, up by 236.9% compared with last year. Information communication technology service revenue and other revenue accounted for RMB1.05 billion and RMB0.97 billion, respectively.

Telecommunications service revenue*

(RMB in billions)



161.80
149.10
2009
2010

* Please refer to Note 1 for explanations

The table below sets forth the composition of telecommunications service revenue by operating segment, including as a percentage of the total telecommunications service revenue for the years of 2009 and 2010.

(RMB in millions)	2010 Total amount	2010 As a percentage of telecommunications service revenue after the Adjustment	2009 Total amount	2009 As a percentage of telecommunications service revenue after the Adjustment
Telecommunications service revenue after the Adjustment	**161,803**	**100.0%**	149,104	100.0%
Include: Mobile business	**82,362**	**50.9%**	69,769	46.8%
Include: 3G service	**11,594**	**7.2%**	769	0.5%
Fixed-line business	**78,704**	**48.6%**	79,059	53.0%
Include: Broadband service	**29,822**	**18.4%**	23,898	16.0%

1. *Mobile Business*

In 2010, the Company achieved a rapid growth in its mobile business. Revenue from the mobile business (Note 6) was RMB89.55 billion, up by 24.4% compared with last year. Out of revenue from the mobile business, telecommunications service revenue accounted for RMB82.36 billion and up by 18.0% compared with last year. The Company continued to develop value-added services such as mobile internet services. The mobile value-added service revenue accounted for RMB25.85 billion, up by 35.6% compared with last year. As a percentage of telecommunications service revenue from the mobile business, there was an increase from 27.3% in 2009 to 31.4% in 2010. The net addition of mobile subscribers was 19.839 million in 2010. The number of subscribers reached 167.426 million as at the end of 2010. The monthly average revenue per user ("ARPU") from mobile subscriber was RMB43.7, up by RMB2.1 compared with last year.

Telecommunications service revenue from Mobile business
(RMB in millions)



69,769
82,362
2009
2010

Since the launch of 3G service in October 2009, there has been a rapid growth in revenue. Telecommunications service revenue from 3G business to RMB11.59 billion in 2010. As a percentage of telecommunications service revenue from the mobile business, there was an increase from 1.1% in 2009 to 14.1% in 2010. The net addition of 3G subscribers was 11.318 million in 2010. The number of subscribers reached 14.060 million at the end of 2010. ARPU from 3G business was RMB124.0.

Mobile business ARPU
(RMB)


41.6
43.7
2009
2010

2. ***Fixed-line Business***

In 2010, the Company proactively adjusted its fixed-line business structure, further developed its fixed-line broadband business and integrated its mobile and fixed-line bundled services. The Company also endeavored to mitigate the scale of decline of the traditional fixed-line voice business and as a result, revenue from the fixed-line business remained stable. Excluding the effect of deferred fixed-line upfront connection fees, revenue from the fixed-line business (Note 6) would be RMB79.86 billion in 2010, of which, telecommunications service revenue would be RMB78.70 billion, down slightly by 0.4% compared with last year.

Telecommunications service revenue from Fixed-line business*
(RMB in millions)


79,059
78,704
2009
2010

* Please refer to Note 1 for explanations

As a result of the mobile substitution, there was a net reduction of 6.187 million of local telephone subscribers in 2010, of which the net reduction in the number of Personal Handyphones System ("PHS") subscribers was 5.319 million. As a result of both mobile substitution and downward adjustments in tariffs of the fixed line services, revenue from local telephone business was RMB34.88 billion, down by 14.3% compared with last year.

Broadband business ARPU
(RMB)


57.2
57.1
2009
2010

The Company's fixed-line broadband business continued to grow rapidly. With the Company's effort in further increasing broadband access speed, adopting multi-service bundling strategy, accelerating the subscribers' development and stabilizing subscribers' APRU, net addition of broadband subscribers was 8.674 million in 2010 and the aggregate number of subscribers reached 47.224 million at the end of 2010. ARPU of broadband business was RMB57.1 in 2010 which remained stable from 2009. Telecommunications service revenue from broadband business was RMB29.82 billion, up by 24.8% compared with last year and, as a percentage of the telecommunications service revenue from the fixed-line business, increased from 30.2% in 2009 to 37.9% in 2010.

III. COSTS AND EXPENSES AND OTHERS

In 2010, total costs and expenses and others (including finance costs, interest income, realised gain on changes in fair value of derivative financial instrument and other income-net) amounted to RMB166.53 billion, up by 17.5% compared with last year.

Analysis of costs and expenses

Percentage of cost and expenses to total revenue after the Adjustment (%)


92.3
8.4
31.0
15.5
14.3
13.7
9.4
97.3
8.0
31.8
15.4
13.6
13.9
14.6
2009
2010
Interconnection charges
Depreciation and amortisation
Networks, operations and support expenses
Employee benefit expenses
Selling and marketing expenses
Others#

including general, administrative and other expenses, cost in relation to information communication technology services, cost of telecommunications products sold, finance costs, net of interest income, realised gain on changes in fair value of derivative financial instrument and other income, net

The table below sets forth the major items of costs and expenses and others and their respective percentage of the total revenue for the years of 2009 and 2010:

(RMB in millions)		2010 Total amount	2010 As a percentage of total revenue after the Adjustment	2009 Total amount	2009 As a percentage of total revenue after the Adjustment
Total		**166,525**	**97.3%**	141,668	92.3%
Include:	Interconnection charges	**13,727**	**8.0%**	12,955	8.4%
	Depreciation and amortisation	**54,433**	**31.8%**	47,587	31.0%
	Networks, operations and support expenses	**26,383**	**15.4%**	23,728	15.5%
	Employee benefit expenses	**23,327**	**13.6%**	21,931	14.3%
	Selling and marketing expenses	**23,733**	**13.9%**	21,020	13.7%
	General, administrative and other expenses	**12,953**	**7.6%**	12,175	7.9%
	Cost in relation to information communication technology services	**895**	**0.5%**	839	0.5%
	Cost of telecommunications products sold	**10,688**	**6.3%**	2,689	1.8%
	Finance costs, net of interest income	**1,607**	**0.9%**	945	0.6%
	Realised gain on changes in fair value of derivative financial instrument	**—**	**—**	-1,239	-0.8%
	Other income-net	**-1,221**	**-0.7%**	-962	-0.6%

1. ***Interconnection charges***

The interconnection charges amounted to RMB13.73 billion in 2010, up by 6.0% compared with last year and, as a percentage of total revenue after the Adjustment, would decrease to 8.0% from 8.4% in 2009.

2. ***Depreciation and amortisation***

In 2010, the Company focused on improving its 3G network capacity and expanding the 3G network coverage. Meanwhile, the Company continued to optimise its GSM network and expedited the broadband upgrade. As the Company's networks continued to expand and the relevant assets continued to increase, depreciation and amortisation charges in 2010 were RMB54.43 billion, up by 14.4% compared with last year and, as a percentage of total revenue after the Adjustment, would increase to 31.8% from 31.0% in 2009.

3. ***Networks, operations and support expenses***

Due to the expansion of the base stations and the increase of network equipment, as well as the increases in utilities charges and rental expenses, the Company incurred networks, operations and support expenses of RMB26.38 billion in 2010, up by 11.2% compared with last year. Networks, operations and support expenses, as a percentage of total revenue after the Adjustment, would slightly decrease to 15.4% from 15.5% in 2009.

4. ***Employee benefit expenses***

In 2010, as the average social wages continued to increase in China, the base of the employee insurance and housing fund also increased. As a result, the Company's employee benefit expenses in 2010 amounted to RMB23.33 billion, up by 6.4% compared with last year and, as a percentage of total revenue after the Adjustment, would decrease to 13.6% from 14.3% in 2009.

5. ***Selling and marketing expenses***

In 2010, the Company responded proactively to the changes in both market and customer demands, and continued to optimise its marketing strategies. As the Company increased promotion of its key businesses such as 3G and broadband services and improved customer maintenance, selling and marketing expenses in 2010 were RMB23.73 billion, up by 12.9% compared with last year and, as a percentage of total revenue after the Adjustment, would slightly increase to 13.9% from 13.7% in 2009.

6. ***Cost in relation to information communication technology services***

Cost in relation to information communication technology services in 2010 was RMB0.90 billion, up by 6.7% from last year. Revenue from information communication technology services in 2010 was RMB1.05 billion, up by 1.2% from last year.

7. ***General, administrative and other expenses***

In 2010, the Company continued to closely control the general and administrative expenses. General, administrative and other expenses in 2010 were RMB12.95 billion, up by 6.4% compared with last year but less than the growth of revenue and, as a percentage of total revenue after the Adjustment, would decrease to 7.6%, down by 0.3 percentage points from 2009.

8. ***Cost of telecommunications products sold***

In 2010, the Company launched over one hundred models of custom-made 3G handsets (including iPhone 4), proactively implemented the subsidy policies such as "Bundle sale of handset and provision of services", and developed 3G contracting subscribers. In order to cope with the changes in the development of International Financial Reporting Standards, as well as to provide more relevant information on bundle services, the Company adopted a relative fair value method (Note 7) retrospectively on the fourth quarter of 2010 to record the handset subsidy package of "Bundle sale of handset and provision of services". The adoption of such fair value method resulted in an increase in revenue, profit before income tax, profit for the year and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively, for the year ended 31 December 2010.

After adopting such fair value method, cost of telecommunications products sold was RMB10.69 billion, up by 297.5% compared with last year. Revenue from sale of telecommunications products in 2010 was RMB7.29 billion, up by 236.9% compared with last year. Loss on the sale of telecommunications products was RMB3.40 billion, of which, loss on the sale of 3G handsets ("3G handset subsidy cost") was RMB3.17 billion. 3G handset subsidy cost for the first and second half of 2010 was RMB0.49 billion and RMB2.68 billion, respectively.

9. ***Finance costs, net of interest income***

In 2010, the Company proactively adopted low cost fund raising strategy including the issuance of commercial papers, promissory notes and convertible bonds to decrease the overall cost of capital to 3.2% from 4.1% in 2009. However, due to various factors including the increase in the Company's interest-bearing debt, its finance costs, net of interest income increased from RMB0.94 billion in 2009 to RMB1.61 billion in 2010.

10. ***Other income-net***

In 2010, other income, net was RMB1.22 billion, up by RMB0.26 billion compared with last year, of which, dividend received from investment in Telefónica was RMB0.48 billion, up by RMB0.27 billion compared with last year.

IV. EARNINGS

1. *Profit before income tax*

In 2010, the Company's profit before income tax was RMB4.77 billion and profit before income after the Adjustment (Note 2) would be RMB4.58 billion, down by 56.6% compared with last year. This was mainly due to the initial development of the 3G business, in respect of which the related revenue is not yet sufficient to cover the increased costs and expenses, including depreciation and amortisation charges, networks, operations and support expenses and other expenses including 3G handset subsidy cost.

2. *Income tax*

The Company's income tax was RMB0.92 billion and the effective tax rate in 2010 was 19.3%. This low effective tax rate was mainly due to factors including the utilisation of tax loss from the previous years of a subsidiary of the Company against the current year taxable income and other favourable tax treatments.

3. *Profit for the year*

In 2010, the Company's profit for the year was RMB3.85 billion, down by 59.7% compared with last year. Basic earnings per share was RMB0.163. Profit for the year after the Adjustment would be RMB3.66 billion, down by 55.0% compared with last year.

Profit for the year**
(RMB in billions)


8.14
3.66
2009
2010

** Please refer to Note 2 for explanations

V. ADJUSTED EBITDA

The Company's Adjusted EBITDA (Note 3) would be RMB59.40 billion in 2010, up by 2.2% compared with last year. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue after the Adjustment) would be 34.7%.

Adjusted EBITDA and Adjusted EBITDA margin


58.12
59.40
37.9%
34.7%
2009
2010
Adjusted EBITDA (RMB in billions)
Adjusted EBITDA margin

VI. CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Company totaled RMB70.19 billion in 2010, which mainly consisted of investments in the 3G, GSM, broadband and data, and infrastructure and transmission network and accounted for 95.5% of the annual budget for 2010. Decrease in the capital expenditure is mainly due to the Company's strategies including centralization of procurement and co-sharing of joint construction, which effectively reduced the construction cost. Capital expenditure attributable to the mobile business was RMB23.17 billion. Capital expenditure attributable to broadband and data business was RMB22.45 billion. Capital expenditure attributable to infrastructure and transmission network was RMB16.96 billion.

In 2010, the Company's net cash inflow from operating activities was RMB66.34 billion while capital expenditure was RMB70.19 billion. Free cash flow was RMB-3.85 billion, increased by RMB50.89 billion compared with 2009.

The table below sets forth the major items of the capital expenditure in 2010 and the planned capital expenditure in 2011.

RMB (in billions)		2010 Total amount	2010 As percentage	2011 Total amount	2011 As percentage
Total		**70.19**	**100.0%**	73.80	100.0%
Include:	Mobile business	**23.17**	**33.0%**	22.88	31.0%
	Broadband and data business	**22.45**	**32.0%**	18.75	25.4%
	Infrastructure and transmission network	**16.96**	**24.2%**	19.48	26.4%
	Others	**7.61**	**10.8%**	12.69	17.2%

The Company's planned capital expenditure for 2011 is estimated to be RMB73.80 billion. Capital expenditure for improvement of mobile network coverage is estimated to be approximately RMB22.88 billion. Capital expenditure for broadband and data business is estimated to be approximately RMB18.75 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB19.48 billion.

Capital expenditures and projected capital expenditures
(RMB in billions)


70.19
73.80
2010
2011

VII. BALANCE SHEET

The Company's total assets increased from RMB417.05 billion as at 31 December 2009 to RMB441.45 billion as at 31 December 2010. Total liabilities increased from RMB210.58 billion as at 31 December 2009 to RMB235.61 billion as at 31 December 2010. The liabilities-to-assets ratio changed from 50.5% as at 31 December 2009 to 53.4% as at 31 December 2010. The debt-to-capitalisation ratio (Note 8) changed from 26.5% as at 31 December 2009 to 32.0% as at 31 December 2010. The net debt-to-capitalisation ratio was 24.6%.

As at 31 December 2010, the Group had net current liabilities (i.e. current liabilities minus current assets) of RMB156.03 billion, representing a decrease of RMB13.18 billion, compared with RMB169.21 billion as at 31 December 2009. Taking into consideration of the Company's stable net cash inflows from its operating activities and good credit records, the Company believes that it should have sufficient funds to meet its needs for working capital.

To enable an investor to better understand the Company's results, the effects of non-comparable factors which are not considered to be indicators of the Company's operating performance are excluded. For profit for the year after the Adjustment and Adjusted EBITDA, please refer to Note 2 and Note 3 as set out below for details.

Note 1: In order to ensure the comparability of revenue amounts, the non-comparable factors below which are reflected in the figures of current year and last year are excluded for purpose of additional analysis:

(1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009.

Note 2: In order to reflect profit before tax and profit for the year from the ordinary course of business, the non-comparable factors below which are reflected in the figures of current year and last year are excluded for purpose of additional analysis:

(1) deferred fixed-line upfront connection fees of RMB0.19 billion for 2010 and RMB0.49 billion for 2009, and

(2) realised gain of RMB1.24 billion on changes in fair value of derivative financial instrument in 2009.

Note 3: EBITDA represents profit for the year before interest income, finance costs, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents EBITDA excluding non-comparable factors such as deferred fixed-line upfront connection fees and realised gain on changes in fair value of derivative financial instrument in 2009. From the perspective of free cash flow and continuing operation, the above non-comparable factors are not considered as the Company's operating performance, the Company therefore believes that Adjusted EBITDA excluding the above non-comparable factors not only could provide more meaningful supplemental information to management and investors, but also facilitate them to evaluate the Company's performance and liquidity.

Although EBITDA and Adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles ("GAAP") as they do not have any standardised meaning under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 4: Liabilities-to-assets ratio represents total liabilities over total assets.

Note 5: Net debt-to-capitalisation ratio represents interest-bearing debt plus non-controlling interests minus cash and cash equivalents over interest-bearing debt plus total equity.

Note 6: Revenue from mobile business and the fixed-line business represents revenue from external customers, excluding inter-segment revenue.

Note 7: For details, please refer to Note 2.24(a) to the consolidated financial statements.

Note 8: Debt-to-capitalisation ratio represents interest-bearing debt plus non-controlling interests over interest bearing-debt plus total equity.

Human Resources Development







China Unicom firmly believes employees are the most precious assets of the Company. The Company offers training programs in various aspects and launches a remuneration incentive mechanism with market competitiveness to proactively reinforce its human resources. This is the foundation for the sustainable development of the Company.

Rewarding employees based on their performance and encouraging them to strive for the best results

In 2010, the Company continued to optimize its human resources policy and proactively propelled the human resources mechanism and system innovation, for instance: vitality project; emphasizing talent exchange and talent attraction and retention. The Company facilitated integrated evaluation focusing on such indicators as "KPI, contribution, competence and credibility" and adopted the competitive "Vitality Curve" to carry out appraisals and grading, strengthen the application of assessment results which were gradually linked to posts and salaries so as to improve the assessment mechanism.

Meanwhile, in accordance with its development expectation, the Company properly allocated labor cost resources. Total wages were adjusted from "Work Efficiency Linked Method" to "Budget Management Method" and key incentives were implemented starting from boosting the development of the 3G business and the local network business. The Company also improved the management of employee posts and remuneration and rewarded employees for their achievements based on the assessment results. In particular, the Company stimulated the initiative of frontline employees to encourage them to strive for the best work performance.

Focusing on the introduction of talents and making efforts in increasing the competitiveness of employees

The Company always attaches importance to attracting, training and retaining talents and has adhered to the strategy of talent exchange, training and capability development. In 2010, the Company continued to step up efforts in talent exchange and training, established a talent exchange mechanism, disseminated and managed 120 post messages and actively promoted vertical and horizontal talent exchanges. The Company focused on providing leadership training for management personnel and encouraged professionals in shortage to receive on-the-job training. The Company also put emphasis on introducing high-level professionals and for the first time assessed and recommended 185 senior engineers and senior accountants, 10 persons for receiving special allowances from the government so as to provide diversified development opportunities to its employees to strengthen the establishment of the professional team.

Since the Company made unremitting efforts in promoting employee development, the Company won the title of "Top 50 Best Corporate Employers" by Chinahr.com in 2010 and also won the honors of "Top 50 Best Employers in China", "Top 50 Best Employers in Northern China" and "Top 10 Best Employers in the Telecommunication Industry". In the future, the Company will continue to establish the employer brand and continuously increase the competitiveness of corporate talents.

Corporate Social Responsibility

In 2010, the Company well remembered its responsibility and made full efforts in facilitating corporate social responsibility efforts in accordance with the various principles of the Global Compact in human rights, labour, environment and anti-corruption to promote the sustainable development of the Company.

Actively participating in communication support

With a high sense of social responsibility, the Company provided reliable communication support for major events. To establish a "premium network" for the Asian Games, the Company achieved 100% communication network signal coverage, 100% network connection and 0 call-drop rate in the Asian Games region. The Company also launched the "Red Asian Games" series events to provide services such as handset blogging, handset newspaper, handset video, handset Internet access, handset music and SMS interaction and provided a "Panoramic Asian Games" on a real-time basis. Besides, the Company made conscientious arrangements for providing comprehensive network communication support for major events such as the World Expo, the Lunar Exploration Project, the Davos World Forum and the United Nations Climate Conference, winning high recognition from all circles.

Being faced with natural disasters, the Company made quick responses and actively participated in disaster relief and provided communication support to the disaster areas in a timely manner. The Company exerted all its strength to participate in the Yushu earthquake, Zhouqu mud-rock flow and fighting against cold and preventing flood operations. While ensuring smooth communication, the Company provided various emergency communication services to the governments and people in the disaster areas. The Company also released information in a timely manner, actively donated money and assisted people in the disaster areas in post-disaster reconstruction.

Creating a green environment for consumption

The Company took further special actions to fight against obscenity and erotism in handsets and on the Internet and suspended more than 40,000 unregistered web sites and established a black list working mechanism and tracked and tested more than 70,000 blacklisted web sites in total. By adopting the methods of content filtering and frequency analysis, the Company effectively got rid of spams and handled approximately 1.2 million inter-network SMS spams during the year and approximately 40,000 intra-network SMS spams, with a handling rate of more than 99% so as to create a green environment for consumption.





Driving the construction of information systems in rural areas

During the year, the Company and the Ministry of Agriculture signed a strategic cooperative framework agreement on jointly promoting the informatization in rural areas. Both parties established full strategic partnership to jointly facilitate informatization in relation to agricultural production and operation. The Company drove the construction of the "Extension of Phone Coverage to Every Village Project" in the seven provinces (regions) of Hebei, Inner Mongolia, Shanxi, Heilongjiang, Jilin, Xinjiang and Anhui and solved the communication problem in 2,495 remote natural villages, thus diversifying informationization application in rural areas. "Rural Service Hotline 12316"directly served almost 10 million rural users and long-term registered users reached 1 million. The Company also promoted "safety and mutual aid" and modern distance education. Fixed phone users of the "safety and mutual aid" network reached 11.62 million in total. Modern distance education aimed to improve the overall quality of farmers, narrow the "digital divide" and the gap between cities and villages and promote the economic development of rural areas.

Promoting low-carbon applications and protecting the environment

The Company facilitated energy conservation and discharge reduction on a full scale, promoted the application of green energy-saving technology, strengthened the protection of environment from electromagnetic radiation and refined the management of energy consumption. The Company also actively implemented waste recycling and drove energy conservation and discharge reduction in itself, the upstream and downstream of the industry chain and the entire society so as to continuously create a green information living environment. In 2010, the Company spent approximately RMB210 million on reducing energy consumption.

In addition, the Company cooperated with other telecommunication operators to drive the joint construction and sharing of infrastructure such as mobile towers and transmission poles. In 2010, the Company and other telecommunication enterprises jointly constructed 9,593 mobile towers and poles of 8,908 track kilometrage. The Company provided 6,185 shared towers and poles of 13,481 track kilometrage to other telecommunication enterprises and shared 7,230 towers and poles of 19,244 track kilometrage of other telecommunication enterprises. Through the joint construction and sharing of infrastructure, the Company saved construction investment of more than RMB2 billion for the whole year, which helped increase the economic and social benefits of the enterprise.



Actively participating in various social welfare activities

The Company offered assistance to the poor. The Company donated poverty alleviation funds of RMB1.1 million each to Kangbo County and Guyuan County, Zhangjiakou, Hebei to be used in projects such as winter-warm canopy, agricultural practical technique training, local road construction, farmland facility construction and dairy farming. The Company also offered an aid to Geji County, Eli Region, Tibet and provided strong support and assistance in the aspects of personnel, technology and funds. While paying attention to their own development, various branch companies also took measures to help the poor and made positive contribution to changing the poor and backward appearance.

The Company supported university students in their social practice. The Company organized the event of "Realizing Dreams by Working Hard while Studying" event, established the youth venture capital society and university student venture capital, constructed "WO's Employment Probation and Practical Training Base" so as to provide social practice opportunities for university students and facilitated the employment of university students.

The Company organized the "Communication Journey" event to popularize scientific knowledge. In Beijing, the Company leveraged on the advantage of its long history to plan for the "Communication Journey". By aggregating landmark communication service development sites of different historical periods, the Company opened 14 sites for visits such as Beijing Communication and Telecommunication Museum, Forbidden City Royal Telephone Bureau and Summer Palace Royal Telephone Line Exhibition to show the abundant communication resources and rarely known communication history before people. Up to present, more than 50,000 people have embarked on this special journey.

In 2011, China Unicom will as before fully fulfill its social responsibility, continuously enhance its sustainable development capability and join hands with all parties to create a new picture for information life.

Report of the Directors

The board of directors (the "Board") of China Unicom (Hong Kong) Limited (the "Company") is pleased to present its report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2010.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding and its subsidiaries are principally engaged in the provision of cellular, fixed line and broadband services in China.

RESULTS AND APPROPRIATION

The results of the Group for the year ended 31 December 2010 are set out on pages 82 to 83 of this annual report.

In view of the Group's performance during 2010, the Board recommends the payment of a final dividend of RMB0.08 per ordinary share ("2010 Final Dividend"), totaling approximately RMB1,885 million for the year ended 31 December 2010.

FINANCIAL INFORMATION

Please refer to the Financial Summary on pages 192 to 194 for the summary of the operating results, assets and liabilities of the Group for the five years ended 31 December 2010.

Please refer to the financial statements on pages 78 to 191 for the operating results of the Group for the year ended 31 December 2010 and the respective financial positions of the Group and the Company as at that date.

LOANS

Please refer to Notes 20, 27 and 39.1(c) to the financial statements for details of the borrowings of the Group.

PROMISSORY NOTES

Please refer to Note 21 to the financial statements for details of the promissory notes of the Group.

CONVERTIBLE BONDS

Please refer to Note 22 to the financial statements for details of the convertible bonds of the Group.

CORPORATE BONDS

Please refer to Note 23 to the financial statements for details of the corporate bonds of the Group.

COMMERCIAL PAPER

Please refer to Note 26 to the financial statements for details of the commercial paper of the Group.

CAPITALISED INTEREST

Please refer to Note 6 to the financial statements for details of the interest capitalised by the Group for the year.

PROPERTY, PLANT AND EQUIPMENT

Please refer to Note 6 to the financial statements for movements in the property, plant and equipment of the Group and the Company for the year.

CHARGE ON ASSETS

As at 31 December 2010, no property, plant and equipment was pledged to banks as loan security (31 December 2009: Nil).

SHARE CAPITAL

Please refer to Note 18 to the financial statements for details of the share capital of the Company.

RESERVES

Please refer to pages 84 to 86 of this annual report for the movements in the reserves of the Group and the Company during the year ended 31 December 2010. As at 31 December 2010, the distributable reserve of the Company amounted to approximately RMB2,172 million (2009: approximately RMB5,221 million).

SUBSIDIARIES

Please refer to Note 11 to the financial statements for details of the Company's subsidiaries.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to pages 84 to 85 of this annual report for the Consolidated Statement of Changes in Equity and page 86 for the Statement of Changes in Equity.

EMPLOYEE BENEFIT EXPENSES

Please refer to Note 30 to the financial statements for details of the employee benefit expenses provided to employees of the Group.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the articles of association of the Company (the "Articles of Association") requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's sales to its five largest customers for the year ended 31 December 2010 did not exceed 30% of the Group's total turnover for the year.

The Group's purchases from its largest supplier for the year ended 31 December 2010 represented approximately 13.13% of the Group's total purchases for the year. The total purchases attributable to the five largest suppliers of the Group for the year ended 31 December 2010 accounted for approximately 23.79% of the total purchases of the Group for the year.

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

(a) the nominal value of the shares;

(b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

(c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 31 December 2010, 206,540,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.88% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 2,188,000 share options were held by the Directors and their associates as at 31 December 2010. Please refer to the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 31 December 2010 are governed by the terms of the Share Option Scheme.

During the year ended 31 December 2010, no share option granted under the Share Option Scheme was exercised.

2. Pre-Global Offering Share Option Scheme

On 1 June 2000, the Company also adopted a pre-global offering share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Pre-Global Offering Share Option Scheme"). The Pre-Global Offering Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Pre-Global Offering Share Option Scheme, no further share option can be granted under the Pre-IPO Global Offering Share Option Scheme, but the provisions of the Pre-IPO Global Offering Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Pre-IPO Global Offering Share Option Scheme. The terms of the Pre-Global Offering Share Option Scheme are substantially the same as those of the Share Option Scheme stated above except that:

(1) the price of a share payable upon the exercise of a share option shall be HKD15.42 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy); and

(2) the period during which a share option may be exercised commenced two years from the date of grant of the share option and ended 10 years from 22 June 2000.

On 21 June 2010, 16,977,600 share options, representing all share options granted and valid under the Pre-Global Offering Share Option Scheme, lapsed. As at the same date, those lapsed share options represented approximately 0.07% of the issued share capital of the Company and none of those share options was held by any Director.

During the period from 1 January 2010 to 21 June 2010, no share option granted under the Pre-Global Offering Share Option Scheme was exercised.

3. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance. The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the date falling 10 years after the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. Grant of Special Unicom Options and Exercise Price

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z / X

where:

X is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

Y is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

Z is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26.

The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalisation issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2012 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2012 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the 2005 Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2012 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2012 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 4 under the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 31 December 2010, 189,472,118 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.80% of the issued share capital of the Company as at the latest practicable date prior to the printing of this annual report. Among these share options, 686,894 share options were held by a Director as at 31 December 2010. All of the share options granted and outstanding as at 31 December 2010 are governed by the terms of the Special Purpose Share Option Scheme.

During the year ended 31 December 2010, 84,448 options granted under the Special Purpose Share Option Scheme were exercised at an exercise price of HKD5.57 for each option.

4. **Interest of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme**

	Capacity and Nature	Date of Grant[4]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2010[1]	Movement During the Period: Granted[1]	Movement During the Period: Exercised[1]	Movement During the Period: Lapsed[1]	No. of Options Outstanding as at 31 December 2010[1]
Directors								
Chang Xiaobing (Chairman and CEO)	*Beneficial owner (Personal)*	*21 December 2004*	*6.20*	*526,000*	—	—	—	*526,000*
		15 February 2006	*6.35*	*746,000*	—	—	—	*746,000*
								1,272,000
Lu Yimin	—	—	—	—	—	—	—	—
Zuo Xunsheng	*Beneficial owner (Personal)*	*15 October 2008*	*5.57*	*686,894*	—	—	—	*686,894*
Tong Jilu	*Beneficial owner (Personal)*	*30 June 2001*	*15.42*	*292,000*	—	—	—	*292,000*
		20 July 2004	*5.92*	*92,000*	—	—	—	*92,000*
		15 February 2006	*6.35*	*460,000*	—	—	—	*460,000*
	Beneficial owner (Spouse)	*20 July 2004*	*5.92*	*32,000*	—	—	—	*32,000*
		15 February 2006	*6.35*	*40,000*	—	—	—	*40,000*
								916,000
Cesareo Alierta Izuel	—	—	—	—	—	—	—	—
Cheung Wing Lam Linus	—	—	—	—	—	—	—	—
Wong Wai Ming	—	—	—	—	—	—	—	—
John Lawson Thornton	—	—	—	—	—	—	—	—
Timpson Chung Shui Ming	—	—	—	—	—	—	—	—
Cai Hongbin	—	—	—	—	—	—	—	—
Employees[2]		*22 June 2000*	*15.42*	*16,977,600*	—	—	*16,977,600*	—
		30 June 2001	*15.42*	*4,058,000*	—	—	—	*4,058,000*
		21 May 2003	*4.30*	*8,956,000*	—	—	—	*8,956,000*
		20 July 2004	*5.92*	*40,900,000*	—	—	—	*40,900,000*
		21 December 2004	*6.20*	*128,000*	—	—	—	*128,000*
		15 February 2006	*6.35*	*150,310,000*	—	—	—	*150,310,000*
		15 October 2008	*5.57*	*99,940,204*	—	*84,448*	—	*99,855,756*
		15 October 2008	*8.26*	*88,929,468*	—	—	—	*88,929,468*
								393,137,224[3]
Total				**413,074,166**				**396,012,118**

Notes:

1. *Each share option gives the holder the right to subscribe for one share.*

2. *The number of share options outstanding as at 1 January 2010 include a total of 584,000 share options held by Mr. Wu Jinglian, who retired as an independent non-executive director on 12 May 2010, as beneficial owner (personal).*

3. *The share options outstanding as at 31 December 2010 include approximately 23,600,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.*

4. *Particulars of share options are as follows:*

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Pre-Global Offering Share Option Scheme:		
22 June 2000	*15.42*	*22 June 2002 to 21 June 2010*
Options Granted under the Share Option Scheme:		
30 June 2001	*15.42*	*30 June 2001 to 22 June 2011***
21 May 2003	*4.30*	*21 May 2004 to 20 May 2012** (in respect of 40% of the options granted)* *21 May 2005 to 20 May 2012** (in respect of 30% of the options granted)* *21 May 2006 to 20 May 2012** (in respect of the remaining 30% of the options granted)*
20 July 2004	*5.92*	*20 July 2005 to 19 July 2012** (in respect of 40% of the options granted)* *20 July 2006 to 19 July 2012** (in respect of 30% of the options granted)* *20 July 2007 to 19 July 2012** (in respect of the remaining 30% of the options granted)*
21 December 2004	*6.20*	*21 December 2005 to 20 December 2012** (in respect of 40% of the options granted)* *21 December 2006 to 20 December 2012** (in respect of 30% of the options granted)* *21 December 2007 to 20 December 2012** (in respect of the remaining 30% of the options granted)*
15 February 2006	*6.35*	*15 February 2008 to 14 February 2013** (in respect of 50% of the options granted)* *15 February 2009 to 14 February 2013** (in respect of the remaining 50% of the options granted)*
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	*5.57*	*15 October 2008 to 16 November 2012** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively)* *17 May 2009 to 16 November 2012** (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)*
15 October 2008	*8.26*	*15 October 2008 to 5 December 2012** (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011)* *6 December 2008 to 5 December 2012** (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011)* *6 December 2009 to 5 December 2012** (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011)* *6 December 2010 to 5 December 2012** (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)*

* In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. Due to the "Mandatory Moratorium" continuing to be in force, the Board further extended the exercise periods of certain share options by one year in each of March 2010 and March 2011 under the respective terms of the Share Option Scheme. As at 31 December 2010, approximately 23,600,000 share options held by Transferred Personnel (as discussed in Note 3 above) remained valid.

** In each of March 2010 and March 2011, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to a "Mandatory Moratorium", which is still in force, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

5. *Details of share options exercised during the year are as follows:*

For the year ended 31 December 2010:

Grant date	Exercise price HKD	Weighted average closing price per share immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 October 2008	5.57	11.76	470,375	84,448
			470,375	84,448

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2010, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the Hong Kong Securities and Futures Ordinance (the "SFO") as at 31 December 2010:

	Ordinary Shares Held		Percentage of Total
	Directly	**Indirectly**	**Issued Shares**
(i) China United Network Communications Group Company Limited ("Unicom Group")[1,2]	—	16,959,075,926	71.98%
(ii) China United Network Communications Limited ("Unicom A Share Company")[1]	—	9,725,000,020	41.27%
(iii) China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	—	41.27%
(iv) China Netcom Group Corporation (BVI) Limited ("Netcom BVI")[2,3]	7,008,353,115	225,722,791	30.70%
(v) Telefónica S.A. ("Telefónica")[4]	—	1,972,315,708	8.37%
(vi) Telefónica Internacional S.A.U.[4]	1,972,315,708	—	8.37%

Notes:

1. *Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.*

2. *Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.*

3. *Netcom BVI holds 7,008,353,115 shares (representing 29.74% of the total issued shares) of the Company directly. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.*

4. *Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.*

Apart from the foregoing, as at 31 December 2010, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 18 to the consolidated financial statements for details of the share capital of the Company.

COMPOSITION OF THE BOARD

The Directors during the year were:

Executive Directors:
Chang Xiaobing (Chairman and CEO)
Lu Yimin
Zuo Xunsheng
Tong Jilu

Non-Executive Director:
Cesareo Alierta Izuel

Independent Non-Executive Directors:
Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Timpson Chung Shui Ming
Cai Hongbin (appointed on 13 May 2010)
Wu Jinglian (retired on 12 May 2010)

On 30 March 2011, Mr. Zuo Xunsheng resigned and Mr. Li Fushen was appointed as executive director.

Pursuant to the Articles of Association, Mr. Lu Yimin, Mr. Li Fushen, Mr. Cesareo Alierta Izuel, Mr. Wong Wai Ming and Mr. Cai Hongbin will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election.

The personal biographies of the Directors proposed for re-election at the forthcoming annual general meeting (the "Directors for Re-Election") are set out in the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 17 of this annual report. Save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election have not held any other directorship in any listed public companies in the last three years. In addition, save as disclosed in the section headed "Biographical Details of Directors and Senior Management", the Directors for Re-Election do not have any other relationship with any Director, senior management or substantial or controlling shareholders of the Company. As at the date of this annual report, Mr. Li Fushen holds 723,840 share options of the Company. Save as disclosed in this section, the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and Special Purpose Share Option Scheme" and "Directors' Interests and Short Positions in Shares, Underlying Shares or Debentures", Directors for Re-Election do not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year's prior notice or to make payments equivalent to more than one year's emoluments to terminate the service (other than statutory compensation). However, they are subject to retirement by rotation at annual general meetings in accordance with the Articles of Association.

The remuneration package of Mr. Lu Yimin includes a basic annual salary of HKD1,200,000 plus a housing allowance of HKD900,000. The remuneration package of Mr. Li Fushen includes a basic annual salary of HKD900,000 plus a housing allowance of HKD800,000. The remuneration of each of Mr. Lu and Mr. Li Yimin has been determined with reference to their duties and responsibilities in the Company, their respective experience and the prevailing market conditions. The remuneration package of Mr. Lu Yimin and Mr. Li also includes discretionary bonus as recommended by the Remuneration Committee of the Company and approved by the Board based on their performance. The remuneration package of Mr. Cesareo Alierta Izuel, Mr. Wong Wai Ming and Mr. Cai Hongbin includes an annual fee of HKD300,000 for being a non-executive director. Furthermore, the remuneration package of Mr. Wong Wai Ming includes an annual fee of HKD100,000 for being the Chairman of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. The remuneration package of Mr. Cai Hongbin includes an annual fee of HKD70,000 for being a member of the Audit Committee, as well as an annual fee of HKD20,000 for being a member of the Remuneration Committee. Remuneration of Mr. Cesareo Alierta Izuel, Mr. Wong Wai Ming and Mr. Cai Hongbin has been determined with reference to their duties and the prevailing market conditions.

Save as disclosed in this annual report, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the shareholders of the Company nor there is any other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors the annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all independent non-executive directors are currently independent.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 31 December 2010, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Total Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Timpson Chung Shui Ming	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company - 4. Interests of Directors, Chief Executives and Employees under the Pre-Global Offering Share Option Scheme, the Share Option Scheme and the Special Purpose Share Option Scheme" herein above for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 31 December 2010 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the year ended 31 December 2010 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 31 December 2010, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

DIRECTORS' INTEREST IN CONTRACTS

Save for the service agreements between the Company and the executive directors, as at 31 December 2010, the Directors did not have any material interests, whether directly or indirectly, in any significant contracts entered into by the Company.

None of those Directors proposed for re-election at the forthcoming annual general meeting has an unexpired service agreement which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

DIRECTOR'S INTEREST IN COMPETING BUSINESSES

Unicom Group and the A Share Company are engaged in telecommunications business and other related businesses in China that are similar to and/or compete with those of the Company. Executive directors of the Company also hold executive positions with Unicom Group and the A Share Company. Please refer to the section headed "Biographical Details of Directors and Senior Management" on pages 12 to 19 of this annual report for further details. In addition, Mr. Lu Yimin, Executive Director and President of the Company, has served as Non-Executive Director of PCCW Limited since May 2008. Mr. Li Fushen, being appointed as Executive Director and Chief Financial Officer of the Company with effect from 30 March 2011, has served as Non-Executive Director of PCCW Limited since July 2007. Mr. Zuo Xunsheng, having resigned as Executive Director and Senior Vice President of the Company with effect from 30 March 2011, has served as Non-Executive Director and Deputy Chairman of PCCW Limited since July 2007. Mr. Cesareo Alierta Izuel, Non-Executive Director of the Company, is the director of Telefónica S.A., and has served as Executive Chairman of Telefónica S.A. since July 2000. In addition, Mr. Cesareo Alierta Izuel is a director of Telecom Italia. Each of PCCW Limited, Telefónica S.A. and Telecom Italia is engaged in the telecommunications business and other related businesses that may compete with those of the Company.

Apart from the above, there are no competing interests of directors which are disclosable under Rule 8.10(2)(b) of the Listing Rules at any time during the year of 2010 up to and including the date of this annual report.

EMOLUMENTS OF THE DIRECTORS

Please refer to Note 30 to the financial statements for details of the emoluments of the Directors.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2010, the Group had approximately 215,600 employees, 170 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 94,200 temporary staff in Mainland China. For the year ended 31 December 2010, employee benefit expenses were approximately RMB23.327 billion (for the year ended 31 December 2009: RMB21.931 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

CONTINUING CONNECTED TRANSACTIONS

As at 31 December 2010, Unicom Group is the controlling shareholder of the Company and is therefore a connected person of the Company under the Listing Rules.

On 1 January 2009, the merger of China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) and China Netcom (Group) Company Limited ("CNC China"), both wholly-owned subsidiaries of the Company, through the absorption of CNC China by CUCL, became effective. Furthermore, on 6 January 2009, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that the merger of Unicom Group and China Network Communications Group Corporation ("Netcom Group"), their respective parent companies, through the absorption of Netcom Group by Unicom Group, became effective. As a result of the above two mergers by absorption, the continuing connected transactions (and all associated rights and obligations thereunder) of Netcom Group and CNC China were assumed by Unicom Group and CUCL, respectively.

On 31 January 2009, CUCL completed the acquisition from Unicom Group and Netcom Group of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom ("New Guoxin") owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into a network lease agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of such networks determined by an independent appraiser.

Details of other continuing connected transactions of the Company are set out as follows:

	Agreement	Nature of Transactions	Consideration and Terms
(1)	*Engineering and Information Technology Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Engineering and Information Technology Services dated 12 August 2008*	Unicom Group agrees to provide to CUCL certain engineering and information technology-related services, including planning, surveying, design services, construction and supervision services in relation to telecommunications engineering projects and information technology services.	The charges payable for engineering and information technology-related services are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2010, the total service charges paid by CUCL to Unicom Group amounted to approximately RMB2,248 million.
(2)	*Master Sharing Agreement 2008-2010 dated 6 November 2007*	Pursuant to this agreement: (a) CUCL agrees to provide various services to Unicom Group including customer relationship management services, network management services and various supporting services. CUCL also agrees to share with Unicom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, human resources and other related matters of both companies; (b) Unicom Group agrees to provide various services to CUCL including supporting services and certain other shared services, such as advertising, publicity, research and development, business hospitality, maintenance and property management. Unicom Group also agrees to provide certain office space in its headquarters to CUCL for use as its principal executive office; and (c) CUCL and Unicom Group agrees to share revenues received by Unicom Group from other operators whose networks interconnect with the Internet backbone network of Unicom Group and agrees to share the monthly connection fee that Unicom Group pays to the State Internet Switching Centre.	The services set out in (a) and (b) and the revenue and fee set out in (c) are shared between CUCL and Unicom Group on an on-going basis from time to time. The aggregate costs incurred by CUCL or Unicom Group for the provision of the services set out in (a) and (b) and the revenue and fee receivable and payable by Unicom Group as referred to in (c) are apportioned between CUCL and Unicom Group according to their respective total assets value as shown in their respective financial statements on an annual basis. The total amounts received by CUCL from Unicom Group in respect of services set out in (a) and in respect of revenue set out in (c) for the year ended 31 December 2010 amounted to approximately RMB3 million. The total amounts paid by CUCL to Unicom Group in respect of services set out in (b) and in respect of the fee set out in (c) for the year ended 31 December 2010 amounted to approximately RMB308 million.
(3)	*Property Leasing Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Property Leasing dated 12 August 2008*	Pursuant to these agreements: (a) CUCL leases to Unicom Group certain properties located throughout CUCL's service regions, for use as offices and other ancillary purposes; and (b) Unicom Group leases to CUCL certain properties located throughout CUCL's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.	The charges payable by CUCL and by Unicom Group are based on market rates or the depreciation charges and taxes in respect of each property, provided that such depreciation charges and taxes shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year. For the year ended 31 December 2010, the rental charges that CUCL paid to Unicom Group amounted to approximately RMB672 million. For the year ended 31 December 2010, the rental charges paid by Unicom Group to CUCL was negligible.

Agreement	Nature of Transactions	Consideration and Terms
(4) *Materials Procurement Agreement 2008-2010 dated 6 November 2007*	Pursuant to this agreement: (a) CUCL may request Unicom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment; (b) CUCL may purchase from Unicom Group certain products, including cables, modems and yellow pages telephone,directories; and (c) Unicom Group agrees to provide to CUCL storage and transportation services related to the procurement and purchase of materials or equipment under the agreement.	Commission and/or charges for procurement services referred to in (a) in respect of: (i) imported materials; and (ii) domestic materials, shall not exceed the maximum rate of 1% and 3% respectively of the contract value. The price for the purchase of Unicom Group's products referred to in (b) is determined with reference to the following pricing principles and limits (the "Pricing Principles"): • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; • where there is neither a government fixed price nor a government guidance price, the market price; or • where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis. Commission charges for the storage and transportation services referred to in (c) are to be determined with reference to market rates. Payments will be made as and when the relevant equipment or products have been procured and delivered. For the year ended 31 December 2010, the total commission and/or charges paid by CUCL to Unicom Group amounted to approximately RMB382 million.
(5) *Ancillary Telecommunications Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008*	Unicom Group agrees to provide CUCL with ancillary telecommunications services including certain telecommunications pre-sale, on-sale and after-sale services such as assembling and repairing of certain telecommunications equipment, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers' acquisition and servicing and other customers' services.	The charges payable are determined with reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2010, the total services charges paid by CUCL to Unicom Group amounted to approximately RMB953 million.
(6) *Support Services Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Support Services dated 12 August 2008*	Unicom Group agrees to provide CUCL with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement 2008-2010 described below) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services and other support services.	The charges payable are determined with reference to the Pricing Principles and are settled between CUCL and Unicom Group as and when the relevant services are provided. For the year ended 31 December 2010, the total charges paid by CUCL to Unicom Group amounted to approximately RMB162 million.

Agreement	Nature of Transactions	Consideration and Terms
(7) *Telecommunications Facilities Leasing Agreement 2008-2010 dated 6 November 2007 and Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008*	(a) Unicom Group agrees to leases (i) inter-provincial fiber optic cables within CUCL's service regions and (ii) certain international telecommunications resources, to CUCL; and (b) Unicom Group leases certain other telecommunications facilities required by CUCL for its operations.	The rental charges for the leasing of inter-provincial fiber optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber optic cables, resources and telecommunications facilities provided that such charges would not be higher than market rates. CUCL shall be responsible for the on-going maintenance of such inter-provincial fiber optic cables and international telecommunications resources. CUCL and Unicom Group shall determine and agree which party is to provide maintenance service to the telecommunications facilities referred to in (b). Unless otherwise agreed by CUCL and Unicom Group, such maintenance service charges would be borne by CUCL. If Unicom Group shall be responsible for maintaining any telecommunications facilities referred to in (b), CUCL shall pay to Unicom Group the relevant maintenance service charges which shall be agreed between the parties and determined on a cost-plus basis. CUCL and Unicom Group agree to settle rental charges and service charges due to Unicom Group on a quarterly basis. For the year ended 31 December 2010, the total charges paid by CUCL to Unicom Group amounted to approximately RMB149 million.
(8) *Information and Communications Technology Agreement 2008-2010 dated 6 November 2007*	Pursuant to the agreement: (a) China Unicom System Integration Limited Corporation ("China Unicom System Integration", being a wholly owned subsidiary of the Company) (and its subsidiaries) provides information and communications technology services to Unicom Group (and its subsidiaries (other than the Company and its subsidiaries)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services; and (b) China Unicom System Integration will also subcontract services ancillary to the provision of information and communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Unicom Group in Unicom Group's southern service region in China.	The charges payable for the services provided are determined with reference to the following pricing principles and limits: • the government fixed price; • where there is no government fixed price but a government guidance price exists, the government guidance price; or • where there is neither a government fixed price nor a government guidance price, the market price. In relation to the charges payable for the services provided that are to be determined with reference to the market price: • if the value of any single item of system installation and configuration services provided by Unicom Group (and its subsidiaries) to China Unicom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or • if the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services shall be subject to tender. For the year ended 31 December 2010, the total consideration received by China Unicom System Integration (and its subsidiaries) from Unicom Group amounted to approximately RMB8 million. The total consideration paid by China Unicom System Integration (and its subsidiaries) to Unicom Group for the same period was negligible.
(9) *Provision of equipment procurement services under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group agrees to provide comprehensive procurement services to CUCL through its subsidiary or subsidiaries. Unicom Group agrees to procure foreign and domestic telecommunications equipment and other materials required in the operation of CUCL's various networks and to provide services on management and consultation of tenders and agency services.	Charges for services are calculated at the rate of: (a) 0.55% of the contract value of those procurement contracts up to and including USD30 million and 0.35% of the contract value of those procurement contracts over USD30 million, in the case of imported equipment; and (b) 0.25% of the contract value of those procurement contracts up to and including RMB200 million and 0.15% of the contract value of those procurement contracts over RMB200 million, in the case of domestic equipment. For the year ended 31 December 2010, the total agency fees paid to a subsidiary of Unicom Group for procurement services of domestic and international telecommunications equipment and other materials pursuant to the Second New Comprehensive Services Agreement was negligible.

Agreement	Nature of Transactions	Consideration and Terms
(10) *Mutual provision of premises under the Second New Comprehensive Services Agreement dated 12 August 2008*	CUCL and Unicom Group (including itself or any of its subsidiaries) agree to provide to each other premises (including premises, buildings, air conditioning, electricity, power generating equipment and other relevant auxiliary facilities) belonging to CUCL or Unicom Group (including itself or any of its subsidiaries), or leased to CUCL or Unicom Group (including itself or any of its subsidiaries) by third parties upon the request of any of the two parties from time to time.	Apart from cases where the premises have been leased from independent third parties, the use fees or the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. However, any of CUCL or Unicom Group (including itself or any of its subsidiaries) may choose to charge each other market prices for premises rented to the other party or parties. In addition to the rental amount, for buildings, CUCL or Unicom Group (including itself or any of its subsidiaries) shall pay as scheduled water and electricity tariffs, air conditioning charges and other expenses actually consumed or used, together with the property management fees for the leased buildings in accordance with such price or fee standards stipulated by the pricing authority. In cases where the premises have been leased from an independent third party, the use fees or the rental amount is the amount that is payable under the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the use fees or the rental amount is split in proportion to the respective areas occupied by the parties. For the year ended 31 December 2010, the total rental charges for premises leased by Unicom Group pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB195 million, whereas the total rental charges for premises leased to Unicom Group pursuant to the Second New Comprehensive Services Agreement was negligible.
(11) *Provision of international telecommunications network gateway under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group agrees to provide international access to CUCL's international long distance call services through its gateways at Shanghai, Guangzhou and Beijing. Unicom Group has undertaken not to provide international telecommunications network gateway services to other third parties.	Charges for these services are based on the costs of Unicom Group to operate and maintain the international telecommunications network gateway facilities (including depreciation) which have been included in the management accounts of Unicom Group verified and audited by local auditors, and a margin of 10% over such costs. CUCL agrees to retain all the revenue arising from the provision of international long distance call services for their own benefit. For the year ended 31 December 2010, the total charges paid to Unicom Group for the international telecommunications network gateway services pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB2 million.
(12) *Provision of value-added telecommunications services under the Second New Comprehensive Services Agreement dated 12 August 2008*	Unicom Group (or its subsidiaries) agrees to provide the customers of CUCL with various types of value-added telecommunications services.	CUCL shall retain a portion of the revenue generated from the value-added services provided to the subscribers (and actually received by CUCL) and allocate a portion of such revenue to Unicom Group for settlement, on the condition that such proportion allocated to Unicom Group shall not be higher than the average proportion for independent value-added telecommunications content providers who provide value-added telecommunications content in the same region. The percentage of revenue to be allocated to Unicom Group by CUCL will vary depending on the types of value-added services provided. For the year ended 31 December 2010, the total revenue allocated to Unicom Group in relation to value-added services for cellular subscribers pursuant to the Second New Comprehensive Services Agreement amounted to approximately RMB103 million.

Please refer to Note 39 to the financial statements for a summary of the related party transactions entered into by the members of the Group for the year ended 31 December 2010.

The Company confirms that it has complied with the requirements of Chapter 14A of the Listing Rules in relation to all connected transactions and continuing connected transactions to which any Group member was a party during 2010.

Furthermore, the aforesaid continuing connected transactions have been reviewed by independent non-executive directors of the Company. The independent non-executive directors confirmed that the aforesaid continuing connected transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company's independent auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The independent auditor has issued an unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group in pages 65 to 68 of this annual report in accordance with paragraph 14A.38 of the Listing Rules. A copy of the independent auditor's letter has been provided by the Company to the Hong Kong Stock Exchange.

ISSUE OF 0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

On 18 October 2010, Billion Express Investments Limited, a direct wholly-owned subsidiary of the Company, issued USD1,838,800,000 0.75 per cent convertible bonds due 2015 (the "Convertible Bonds"). The Convertible Bonds are exchangeable into ordinary shares of the Company, and are unconditionally and irrevocably guaranteed by the Company. The proceeds from the issuance were used to fund working capital and for other general corporate purposes.

As at the date of this annual report, the total outstanding principal amount of the Convertible Bonds is USD1,838,800,000.

Under the terms and conditions of the Convertible Bonds, the declaration of the 2010 Final Dividend (if approved by the Company's shareholders at the annual general meeting to be held on 24 May 2011), would result in an adjustment to the conversion price of the Convertible Bonds (the "CB Conversion Price") of only 0.76%. According to the terms and conditions of the Convertible Bonds, no adjustment shall be made to the CB Conversion Price where such adjustment would be less than one per cent of the CB Conversion Price currently in effect. Accordingly, no adjustment to the CB Conversion Price will be made upon payment of the 2010 Final Dividend, and the amount by which the CB Conversion Price has not been adjusted shall be carried forward and taken into account in any subsequent adjustment.

Please refer to the Company's announcements dated 28 September 2010, 14 October 2010 and 19 October 2010 for details.

AGREEMENT TO ENHANCE THE STRATEGIC ALLIANCE WITH TELEFÓNICA

On 23 January 2011, the Company and Telefónica entered into an Agreement to Enhance the Strategic Alliance (the "Agreement to Enhance the Strategic Alliance").

Pursuant to the Agreement to Enhance the Strategic Alliance, the Company acquired from Telefónica 21,827,499 ordinary shares of Euro1.00 each in the capital of Telefónica for an aggregate purchase price of Euro374,559,882.84 on 25 January 2011, and Telefónica agreed to purchase ordinary shares of HKD0.10 each in the capital of the Company for the aggregate consideration of USD500,000,000 through acquisitions from third parties within nine months after the date of the signing of the Agreement to Enhance the Strategic Alliance.

Under the Agreement to Enhance the Strategic Alliance, the Company and Telefónica agreed to enhance their existing strategic alliance and to deepen their cooperation in procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming, technology/research and development, international business development, cooperation and the sharing of best practices. Furthermore, Telefónica has agreed to propose at its next general shareholders' meeting the appointment of an individual designated by the Company as a director to the board of directors of Telefónica.

Please refer to the Company's announcement dated 23 January 2011 for details.

CORPORATE GOVERNANCE REPORT

Report on the Company's corporate governance is set out in "Corporate Governance Report" on pages 20 to 31.

MATERIAL LEGAL PROCEEDINGS

For the year ended 31 December 2010, the Company had not been involved in any material litigation, arbitration or administrative proceedings. So far as the Company is aware of, no such litigation, arbitration or administrative proceedings were pending or threatened as at 31 December 2010.

PUBLIC FLOAT

Based on publicly available information and so far as Directors are aware, the Company has maintained the specified amount of public float as required by the Hong Kong Stock Exchange during the year and as at the date of this annual report.

DONATIONS

For the year ended 31 December 2010, the Group made charitable and other donations in an aggregate amount of approximately RMB5.86 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 20 May 2011 to 24 May 2011 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Tuesday 24 May 2011 (or any adjournment thereof) and (ii) the proposed 2010 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong by no later than 4:30 p.m. of 19 May 2011. The 2010 Final Dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those members registered in the Company's register of members as at 24 May 2011 (the "Record Date").

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2010 FINAL DIVIDEND

Pursuant to (i) the "Notice Regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management" (the "Notice") issued by the State Administration of Taxation of the People's Republic of China (the "SAT"); (ii) the "Enterprise Income Tax Law of the People's Republic of China" (the "Enterprise Income Tax Law") and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China" (the "Implementation Rules"); and (iii) information obtained from the SAT, the Company is required to withhold and pay enterprise income tax when it pays the 2010 Final Dividend to its non-resident enterprise shareholders. The enterprise income tax is 10% on the amount of dividend paid to non-resident enterprise shareholders (the "Enterprise Income Tax"), and the withholding and payment obligation lies with the Company.

As a result of the foregoing, in respect of any shareholders whose names appear on the Company's register of members on the Record Date and who are not individuals (including HKSCC Nominees Limited, other custodians, corporate nominees and trustees such as securities companies and banks, and other entities or organisations), the Company will distribute the 2010 Final Dividend payable to them after deducting the amount of Enterprise Income Tax payable on such dividend.

In respect of any shareholders whose names appear on the Company's register of members on the Record Date and who are individual shareholders, there will be no deduction of Enterprise Income Tax from the dividend payable.

Shareholders who are not individual shareholders listed on the Company's register of members and who (i) are resident enterprises of the People's Republic of China (the "PRC") (as defined in the Enterprise Income Tax Law), or (ii) are enterprises deemed to be resident enterprises of the PRC in accordance with the Notice, and who, in each case, do not desire to have the Company withhold Enterprise Income Tax from their 2010 Final Dividend, should lodge with the Company's Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong at or before 4:30 p.m. of 19 May 2011, and present the documents from such shareholder's governing tax authority in the PRC confirming that the Company is not required to withhold and pay Enterprise Income Tax in respect of the dividend that such shareholder is entitled to.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the Enterprise Income Tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government agencies and adhere strictly to the information set out in the Company's register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not process any claims, arising from any delay in, or inaccurate determination of, the status of the shareholders, or any disputes over the mechanism of withholding.

INDEPENDENT AUDITOR

PricewaterhouseCoopers was the independent auditor of the Company for the year ended 31 December 2010 and has audited the accompanying financial statements. A resolution will be submitted by the Board at the forthcoming annual general meeting of the Company to re-appoint PricewaterhouseCoopers as the Company's independent auditor for the year ending 31 December 2011.

By Order of the Board
Chang Xiaobing
Chairman and Chief Executive Officer

Hong Kong,
29 March 2011

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the "Meeting") of China Unicom (Hong Kong) Limited (the "Company") will be held on 24 May 2011 at 3:00p.m. at Concord Room, 8/F, Renaissance Harbour View Hotel, 1 Harbour Road, Wan Chai, Hong Kong for the following purposes:

As Ordinary Business:

1. To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2010.

2. To declare a final dividend for the year ended 31 December 2010.

3. To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors for the year ending 31 December 2011.

4. To re-appoint Auditors, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2011.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "THAT:

(A) subject to paragraphs (B) and (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HKD0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (A) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(C) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Company's articles of association (the "Articles of Association") or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting."

6. "THAT:

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(B) the approval in paragraph (A) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution:

"**Relevant Period**" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company's shareholders in general meeting; and

"**Rights Issue**" means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

7. "**THAT** the Directors be and are hereby authorized to exercise the powers of the Company referred to in paragraph (A) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (C) of such resolution."

As Special Business, to consider and, if thought fit, to pass the following Resolution as a Special Resolution:

SPECIAL RESOLUTION

8. "THAT:

(A) Article 143(b) of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 143(b):

"A copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be sent to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting."

(B) Article 143(c) of the Articles of Association of the Company be deleted in its entirety.

(C) Article 148 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 148:

"Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and communication made available on a website) whether having physical substance or not may be served on or delivered or sent by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register of Members or in the case of another entitled person, to such address as he may provide;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;

(v) by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi) by making it available on a website."

(D) Article 149 of the Articles of Association of the Company be deleted in its entirety and replaced with the following new Article 149:

"Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to have been served or delivered on the working day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii) if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served or delivered on the day it was so left;

(iii) if published by way of a newspaper advertisement, shall be deemed to have been served or delivered on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv) if sent as an electronic communication, shall be deemed to have been served 48 hours after it has been sent by electronic means, provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if made available on a website, shall be deemed to have been served 48 hours after the later of the time when it is first made available on the website and the time when the entitled person receives a notification that such notice or document has been made available on the website.""

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary

Hong Kong, 11 April 2011

Notes:

1. *Any member entitled to attend and vote at the Meeting is entitled to appoint one or not exceeding two proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 75th Floor, The Center, 99 Queen's Road Central, Hong Kong at least 48 hours before the time for holding the Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.*

3. *The Directors have recommended a final dividend for the year ended 31 December 2010 of RMB0.08 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 22 June 2011 to those shareholders whose names appear on the Company's register of shareholders on 24 May 2011.*

4. *The Register of the shareholders will be closed from 20 May 2011 to 24 May 2011 (both days inclusive), during which dates no transfer of shares of the Company will be effected. In order to qualify for (i) attendance and voting at the Meeting (or any adjournment thereof) and (ii) the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company's Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on 19 May 2011.*

5. *In relation to the Ordinary Resolution set out in item 5 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate circular from the Company to be enclosed with the 2010 annual report.*

6. *The votes to be taken at the Meeting will be taken by poll, the results of which will be announced after the Meeting.*

Independent Auditor's Report

TO THE SHAREHOLDERS OF CHINA UNICOM (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 78 to 191, which comprise the consolidated and company balance sheets as at 31 December 2010, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 29 March 2011

Consolidated Balance Sheet

As at 31 December 2010
(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December 2010	2009
ASSETS			
Non-current assets			
Property, plant and equipment	6	**366,060**	351,157
Lease prepayments	7	**7,607**	7,729
Goodwill	8	**2,771**	2,771
Deferred income tax assets	9	**4,840**	5,202
Available-for-sale financial assets	10	**6,214**	7,977
Other assets	12	**11,753**	11,596
		399,245	386,432
Current assets			
Inventories and consumables	13	**3,728**	2,412
Accounts receivable, net	14	**9,286**	8,825
Prepayments and other current assets	15	**5,115**	4,252
Amounts due from related parties	39.1	**50**	53
Amounts due from domestic carriers	39.2	**1,261**	1,134
Proceeds receivable for disposal of the CDMA business	39.2	**—**	5,121
Short-term bank deposits	16	**273**	996
Cash and cash equivalents	17	**22,495**	7,820
		42,208	30,613
Total assets		**441,453**	417,045
EQUITY			
Equity attributable to owners of the parent			
Share capital	18	**2,310**	2,310
Share premium	18	**173,436**	173,435
Reserves	19	**(18,273)**	(18,088)
Retained profits			
– Proposed final dividend	36	**1,885**	3,770
– Others		**46,483**	45,038
		205,841	206,465
Non-controlling interests		**—**	2
Total equity		**205,841**	206,467

Consolidated Balance Sheet

As at 31 December 2010
(All amounts in Renminbi ("RMB") millions)

	Note	As at 31 December 2010	2009
LIABILITIES			
Non-current liabilities			
Long-term bank loans	20	**1,462**	759
Promissory notes	21	**15,000**	—
Convertible bonds	22	**11,558**	—
Corporate bonds	23	**7,000**	7,000
Deferred income tax liabilities	9	**22**	245
Deferred revenue		**2,171**	2,562
Other obligations	24	**162**	187
		37,375	10,753
Current liabilities			
Accounts payable and accrued liabilities	25	**97,659**	104,072
Taxes payable		**1,484**	912
Amounts due to ultimate holding company	39.1	**229**	308
Amounts due to related parties	39.1	**5,191**	5,438
Amounts due to domestic carriers	39.2	**873**	1,136
Payables in relation to disposal of the CDMA business	39.2	**—**	7
Commercial papers	26	**23,000**	—
Short-term bank loans	27	**36,727**	63,909
Current portion of long-term bank loans	20	**58**	62
Dividend payable	36	**431**	331
Current portion of deferred revenue		**1,042**	1,397
Current portion of other obligations	24	**2,637**	2,534
Advances from customers		**28,906**	19,719
		198,237	199,825
Total liabilities		**235,612**	210,578
Total equity and liabilities		**441,453**	417,045
Net current liabilities		**(156,029)**	(169,212)
Total assets less current liabilities		**243,216**	217,220

The notes on pages 91 to 191 are an integral part of these consolidated financial statements.

Approved by the Board of Directors on 29 March 2011 and signed on behalf of the Board by

Chang Xiaobing
Director

Tong Jilu
Director

Balance Sheet

As at 31 December 2010
(All amounts in RMB millions)

	Note	As at 31 December 2010	2009
ASSETS			
Non-current assets			
Investments in subsidiaries	11(a)	**159,982**	159,967
Property, plant and equipment	6	**32**	37
Available-for-sale financial assets	10	**6,087**	7,789
Deferred income tax assets	9	**165**	—
Loan to a subsidiary	11(b)	**12,067**	—
		178,333	167,793
Current assets			
Prepayments and other current assets	15	**7**	5
Amounts due from subsidiaries	11(c)	**4,147**	3,413
Dividend receivable		**14,782**	15,239
Loans to subsidiaries	11(b)	**6,653**	6,859
Cash and cash equivalents	17	**615**	663
		26,204	26,179
Total assets		**204,537**	193,972
EQUITY			
Equity attributable to owners of the parent			
Share capital	18	**2,310**	2,310
Share premium	18	**173,436**	173,435
Reserves	19	**494**	1,142
Retained profits			
– Proposed final dividend	36	**1,885**	3,770
– Others		**287**	1,451
Total equity		**178,412**	182,108
LIABILITIES			
Non-current liabilities			
Loan from a subsidiary	11(b)	**12,067**	—
Deferred income tax liabilities	9	**—**	225
		12,067	225

As at 31 December 2010
(All amounts in RMB millions)

	Note	As at 31 December 2010	2009
Current liabilities			
Accounts payable and accrued liabilities	25	**115**	64
Short-term bank loans	27	**10,892**	8,805
Amounts due to subsidiaries	11(c)	**184**	199
Taxes payable		**403**	136
Dividend payable	36	**431**	331
Amounts due to a related party	39.1	**2,033**	2,104
		14,058	11,639
Total liabilities		**26,125**	11,864
Total equity and liabilities		**204,537**	193,972
Net current assets		**12,146**	14,540
Total assets less current liabilities		**190,479**	182,333

The notes on pages 91 to 191 are an integral part of this financial statement.

Approved by the Board of Directors on 29 March 2011 and signed on behalf of the Board by:

Chang Xiaobing
Director

Tong Jilu
Director

Consolidated Statement of Income

For the year ended 31 December 2010
(All amounts in RMB millions, except per share data)

	Note	Year ended 31 December 2010	2009
Revenue	28	**171,298**	153,945
Interconnection charges		**(13,727)**	(12,955)
Depreciation and amortisation		**(54,433)**	(47,587)
Networks, operations and support expenses	29, 42	**(26,383)**	(23,728)
Employee benefit expenses	30	**(23,327)**	(21,931)
Other operating expenses	31	**(48,269)**	(36,723)
Finance costs	32	**(1,749)**	(1,036)
Interest income		**142**	91
Realised gain on changes in fair value of derivative financial instrument	33	**—**	1,239
Other income - net	34	**1,221**	962
Profit before income tax		**4,773**	12,277
Income tax expenses	9	**(922)**	(2,721)
Profit for the year		**3,851**	9,556
Profit attributable to:			
Owners of the parent		**3,851**	9,556
Non-controlling interests		**—**	—
		3,851	9,556
Earnings per share for profit attributable to owners of the parent during the year			
Basic earnings per share (RMB)	37	**0.16**	0.40
Diluted earnings per share (RMB)	37	**0.16**	0.40

Details of dividends attributable to owners of the parent for the years ended 31 December 2010 and 2009 are set out in Note 36.

The notes on pages 91 to 191 are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2010
(All amounts in RMB millions)

	Year ended 31 December	
	2010	2009
Profit for the year	**3,851**	9,556
Other comprehensive loss:		
Changes in fair value on available-for-sale financial assets	**(1,777)**	(71)
Tax effect on changes in fair value on available-for-sale financial assets	**437**	33
Changes in fair value on available-for-sale financial assets, net of tax	**(1,340)**	(38)
Currency translation differences	**6**	—
Other comprehensive loss for the year, net of tax	**(1,334)**	(38)
Total comprehensive income for the year	**2,517**	9,518
Total comprehensive income attributable to:		
Owners of the parent	**2,517**	9,518
Non-controlling interests	**—**	—
	2,517	9,518

The notes on pages 91 to 191 are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2010
(All amounts in RMB millions)

	Attributable to owners of the parent											
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Statutory reserves	Other reserve	Retained profits	Total	Non-controlling interests	Total equity
Balance at 1 January 2009 (As previously reported)	2,329	166,784	—	540	161	44	22,992	(39,201)	54,076	207,725	2	207,727
Adjusted for 2009 Business Combination (Note 2.2 (b))	—	—	—	—	—	—	—	(10,494)	—	(10,494)	—	(10,494)
Balance at 1 January 2009 (As restated)	2,329	166,784	—	540	161	44	22,992	(49,695)	54,076	197,231	2	197,233
Total comprehensive (loss)/income for the year	—	—	—	—	—	(38)	—	—	9,556	9,518	—	9,518
Transfer of profit of entities under common control to Unicom Group in relation to 2009 Business Combination	—	—	—	—	—	—	—	—	(64)	(64)	—	(64)
Transfer of assets and liabilities under common control to Unicom Group in relation to 2009 Business Combination (Note 2.2 (b))	—	—	—	—	—	—	—	10,494	—	10,494	—	10,494
Consideration for 2009 Business Combination under common control (Note 1 (a))	—	—	—	—	—	—	—	(3,896)	—	(3,896)	—	(3,896)
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(55)	—	—	—	55	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	490	—	(490)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	769	—	(769)	—	—	—
Equity-settled share option schemes:												
–Value of employee services	—	—	—	27	—	—	—	—	—	27	—	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 33)	60	6,651	—	—	—	—	—	—	—	6,711	—	6,711
Off-market share repurchase (Note 18)	(79)	—	79	—	—	—	—	—	(8,802)	(8,802)		(8,802)
Dividends relating to 2008 (Note 36)	—	—	—	—	—	—	—	—	(4,754)	(4,754)	—	(4,754)
Balance at 31 December 2009	2,310	173,435	79	567	106	6	24,251	(43,097)	48,808	206,465	2	206,467

Consolidated Statement of Changes in Equity

For the year ended 31 December 2010
(All amounts in RMB millions)

	Attributable to owners of the parent												
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Revaluation reserve	Available-for-sale fair value reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total	Non-controlling interests	Total equity
Balance at 1 January 2010	2,310	173,435	79	567	106	6	24,251	—	(43,097)	48,808	206,465	2	206,467
Total comprehensive (loss)/income for the year	—	—	—	—	—	(1,340)	—	—	6	3,851	2,517	—	2,517
Transfer to retained profits in respect of depreciation on revalued assets	—	—	—	—	(50)	—	—	—	—	50	—	—	—
Transfer to statutory reserves	—	—	—	—	—	—	192	—	—	(192)	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	379	—	—	(379)	—	—	—
Equity-settled share option schemes:													
–Value of employee services	—	—	—	56	—	—	—	—	—	—	56	—	56
–Issuance of shares upon exercise of options	—	1	—	—	—	—	—	—	—	—	1	—	1
Disposal of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)
Issuance of convertible bond (Note 22)	—	—	—	—	—	—	—	572	—	—	572	—	572
Dividends relating to 2009 (Note 36)	—	—	—	—	—	—	—	—	—	(3,770)	(3,770)	—	(3,770)
Balance at 31 December 2010	2,310	173,436	79	623	56	(1,334)	24,822	572	(43,091)	48,368	205,841	—	205,841

The notes on pages 91 to 191 are an integral part of these consolidated financial statements.

Statement of Changes in Equity

For the year ended 31 December 2010
(All amounts in RMB millions)

	The Company							
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Available-for-sale fair value reserve	Convertible bonds reserve	Retained profits	Total equity
Balance at 1 January 2009	2,329	166,784	—	1,158	—	—	5,083	175,354
Total comprehensive (loss)/income for the year	—	—	—	—	(122)	—	13,694	13,572
Equity-settled share option scheme:								
–Value of employee services	—	—	—	27	—	—	—	27
Issuance of shares for mutual investment by the Company and Telefónica (Note 18 & Note 33)	60	6,651	—	—	—	—	—	6,711
Off-market share repurchase (Note 18)	(79)	—	79	—	—	—	(8,802)	(8,802)
Dividends relating to 2008 (Note 36)	—	—	—	—	—	—	(4,754)	(4,754)
Balance at 31 December 2009	2,310	173,435	79	1,185	(122)	—	5,221	182,108
Balance at 1 January 2010	**2,310**	**173,435**	**79**	**1,185**	**(122)**	**—**	**5,221**	**182,108**
Total comprehensive (loss)/income for the year	**—**	**—**	**—**	**—**	**(1,276)**	**—**	**721**	**(555)**
Equity-settled share option scheme:								
–Value of employee services	**—**	**—**	**—**	**56**	**—**	**—**	**—**	**56**
–Issuance of shares upon exercise of options	**—**	**1**	**—**	**—**	**—**	**—**	**—**	**1**
Issuance of convertible bonds (Note 22)	**—**	**—**	**—**	**—**	**—**	**572**	**—**	**572**
Dividends relating to 2009 (Note 36)	**—**	**—**	**—**	**—**	**—**	**—**	**(3,770)**	**(3,770)**
Balance at 31 December 2010	**2,310**	**173,436**	**79**	**1,241**	**(1,398)**	**572**	**2,172**	**178,412**

The notes on pages 91 to 191 are an integral part of this financial statement.

Consolidated Statement of Cash Flows

For the year ended 31 December 2010
(All amounts in RMB millions)

	Note	Year ended 31 December 2010	2009
Cash flows from operating activities			
Cash generated from operations	(a)	**69,260**	63,990
Interest received		**148**	93
Interest paid		**(2,025)**	(1,681)
Income tax paid		**(1,039)**	(4,669)
Net cash inflow from operating activities		**66,344**	57,733
Cash flows from investing activities			
Purchase of property, plant and equipment		**(75,555)**	(78,130)
Proceeds from disposal of property, plant and equipment and other assets		**375**	611
Dividends received from available-for-sale financial assets		**416**	177
Consideration for purchase of entities and businesses under common control		**—**	(3,896)
Decrease/(increase) in short-term bank deposits		**723**	(659)
Purchase of other assets		**(2,573)**	(3,411)
Net cash outflow from investing activities of continuing operations		**(76,614)**	(85,308)
Net cash inflow/(outflow) from investing activities of discontinued operations	39.2 (c)	**5,121**	(5,039)
Net cash outflow from investing activities		**(71,493)**	(90,347)
Cash flows from financing activities			
Proceeds from commercial papers		**22,928**	—
Proceeds from short-term bank loans		**114,182**	96,204
Proceeds from long-term bank loans		**800**	—
Proceeds from issuance of promissory notes		**14,954**	—
Proceeds from issuance of convertible bonds		**12,145**	—
Proceeds from related party loan		**—**	2,114
Repayment of commercial papers		**—**	(10,000)
Repayment of short-term bank loans		**(141,364)**	(43,075)
Repayment of long-term bank loans		**(51)**	(1,406)
Repayment of capital element of finance lease		**(36)**	—
Payment of prior year profit transfer		**(64)**	(266)
Consideration for off-market share repurchase		**—**	(8,802)
Dividends paid to owners of the parent	36	**(3,670)**	(4,572)
Net cash inflow from financing activities		**19,824**	30,197

Consolidated Statement of Cash Flows

For the year ended 31 December 2010
(All amounts in RMB millions)

	Note	Year ended 31 December	
		2010	2009
Net cash inflow from continuing operations		**9,554**	2,622
Net cash inflow/(outflow) from discontinued operations	39.2 (c)	**5,121**	(5,039)
Net increase/(decrease) in cash and cash equivalents		**14,675**	(2,417)
Cash and cash equivalents, beginning of year		**7,820**	10,237
Cash and cash equivalents, end of year	17	**22,495**	7,820
Analysis of the balances of cash and cash equivalents:			
Cash balances		**6**	7
Bank balances		**22,489**	7,813
		22,495	7,820

The notes on pages 91 to 191 are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the year ended 31 December 2010
(All amounts in RMB millions)

(a) The reconciliation of profit before income tax to cash generated from operations is as follows:

	Year ended 31 December	
	2010	2009
Profit before income tax	**4,773**	12,277
Adjustments for:		
Depreciation and amortisation	**54,433**	47,587
Interest income	**(142)**	(91)
Finance costs	**1,736**	828
Gain on disposal of property, plant and equipment and other assets	**(11)**	(91)
Gain on non-monetary assets exchange	**(10)**	(38)
Share-based compensation costs	**56**	27
Provision for doubtful debts	**2,583**	2,355
Realised gain on changes in fair value of derivative financial instruments	**—**	(1,239)
Dividends from available-for-sale financial assets	**(485)**	(215)
Changes in working capital:		
Increase in accounts receivable	**(3,044)**	(1,839)
Increase in inventories and consumables	**(1,316)**	(1,320)
Decrease /(increase) in other assets	**755**	(125)
Increase in prepayments and other current assets	**(868)**	(1,539)
Decrease in amounts due from related parties	**3**	75
Increase in amounts due from domestic carriers	**(127)**	(160)
Increase in accounts payable and accrued liabilities	**1,616**	3,480
Increase in taxes payable	**1,328**	1,179
Increase in advances from customers	**9,187**	4,805
Decrease in deferred revenue	**(746)**	(1,639)
Decrease in other obligations	**—**	(2,101)
(Decrease)/increase in amounts due to ultimate holding company	**(79)**	413
(Decrease)/increase in amounts due to related parties	**(112)**	1,942
(Decrease)/increase in amounts due to domestic carriers	**(263)**	180
Decrease in payables in relation to disposal of the CDMA business	**(7)**	(761)
Cash generated from operations	**69,260**	63,990

(All amounts in RMB millions)

(b) Major non-cash transactions:

(i) On 21 October 2009, the Company and Telefónica S.A. ("Telefónica") completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company. Please refer to Note 18 and Note 33 for details.

(ii) For the years ended 31 December 2010 and 2009, the Group replaced copper cables in some fixed-line network infrastructure with optical fibers and related equipment. Some of this replacement was done through non-monetary assets exchanges with suppliers, through which optical fibers and related equipment were received in exchange for the Group's own copper cables. The cost of the assets received was recorded at the fair value of the assets surrendered. In 2010, the net book value and fair value of copper cables surrendered were RMB18 million (2009: RMB60 million) and RMB24 million (2009: RMB98 million), respectively. A gain on the non-monetary assets exchange of RMB6 million (2009: RMB38 million) was recognised in the statement of income for the year ended 31 December 2010.

(c) Payables to equipment suppliers for construction-in-progress during 2010 decreased by approximately RMB8.9 billion (2009: increased by approximately RMB26.8 billion).

Notes to the Consolidated Financial Statements

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding. After disposal of the CDMA business to China Telecom Corporation Limited ("China Telecom") on 1 October 2008, the merger with China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") on 15 October 2008 and the launch of WCDMA mobile business on 1 October 2009, the principal activities of the Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the "Mobile business", the services aforementioned other than the Mobile business is hereinafter collectively referred to as the "Fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited ("SEHK") on 22 June 2000 and the American Depositary Shares ("ADS") of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Netcom Group Corporation (BVI) Limited ("Netcom BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Netcom BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

(a) Acquisitions of certain assets and businesses from Unicom Group and China Network Communications Group Corporation in 2009

On 31 January 2009, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) completed the acquisition from Unicom Group and China Network Communications Group Corporation ("Netcom Group", which merged with Unicom Group in January 2009) of (i) the fixed-line business, but not the underlying telecommunications networks, across the 21 provinces in Southern China and related non-current assets and liabilities (hereinafter referred to as the "Fixed-line Business in Southern China") and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches; (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries ("Target Assets"); (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited ("Unicom Xingye") owned by Unicom Group; (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute Company Limited ("CITDCI") owned by Unicom Group and (v) a 100% equity interest in New Guoxin Telecom Corporation of China Unicom ("New Guoxin") owned by Unicom Group at a consideration of approximately RMB4.43 billion. The businesses and assets described in (i), (iii), (iv) and (v) above are hereinafter collectively referred to as the "Target Business" and the acquisition of the Target Business is referred to as the "2009 Business Combination".

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES (Continued)

(b) Lease of telecommunications networks in Southern China from Unicom New Horizon Mobile Telecommunications Company Limited

In connection with the 2009 Business Combination, on 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon", a wholly-owned subsidiary of Unicom Group) entered into an agreement (the "Network Lease Agreement") in relation to the lease (the "Lease") of the fixed-line telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the two financial years ended 31 December 2009 and 2010, respectively. The initial term of the Lease is two years effective from January 2009 and the Lease is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. Moreover, in connection with the Lease, Unicom New Horizon has granted CUCL an option to purchase the Telecommunications Networks in Southern China and the purchase price will be referenced to the then appraised value of the networks determined by an independent appraiser.

On 29 October 2010, CUCL and Unicom New Horizon entered into a new network lease agreement ("2011-2012 Network Lease Agreement") to renew the Lease for a term of two years expiring on 31 December 2012 on the same terms and conditions as the Network Lease Agreement dated 16 December 2008, except that the annual fee payable by CUCL for the Lease for the two financial years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Statement of Compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), are consistent with IFRSs. These financial statements also comply with HKFRSs as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation

The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business), available-for-sale financial assets and derivative financial instrument at fair value through profit or loss. The consolidated financial statements prepared by the PRC subsidiaries for PRC statutory reporting purposes are based on the Chinese Accounting Standards for Business Enterprises ("CAS") issued by the Ministry of Finance of the PRC, which became effective from 1 January 2007 with certain transitional provisions. There are certain differences between the Group's IFRSs/HKFRSs financial statements and PRC statutory financial statements. The principal adjustments made to the PRC statutory financial statements to conform to IFRSs/HKFRSs include the following:

- reversal of the revaluation surplus or deficit and related depreciation and amortisation charges arising from the revaluation of assets (mainly property, plant and equipment) performed by independent valuers for the purpose of reporting to relevant PRC government authorities;
- recognition of the revaluation surplus or deficit and related depreciation charges for the purpose of reporting the property, plant and equipment (other than buildings and telecommunications equipment of the Mobile business) at revalued amounts under IFRSs/HKFRSs;
- recognition of goodwill associated with the acquisition of certain subsidiaries prior to 2005;
- additional capitalisation of borrowing costs and corresponding impact on depreciation prior to the adoption of CAS on 1 January 2007; and
- adjustments for deferred taxation in relation to IFRSs/HKFRSs adjustments.

(a) *Business Combination of Entities and Businesses under Common Control and Purchase of Target Assets*

The 2009 Business Combination was considered a business combination of entities and businesses under common control as the Target Business before and after the acquisition was under the control of Unicom Group, the Group's ultimate holding company.

Under HKFRSs, the 2009 Business Combination was accounted for using merger accounting in accordance with the Accounting Guideline 5 "Merger accounting for common control combinations" ("AG 5") issued by the HKICPA. Upon the adoption of IFRSs by the Group in 2008, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method, which is consistent with HKFRSs. Accordingly, the acquired assets and liabilities are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Under IFRSs/HKFRSs, the purchase of the Target Assets in 2009 of approximately RMB0.53 billion was accounted for as an asset purchase in accordance with IAS/HKAS 16 "Property, plant and equipment" in the period of purchase.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(b) *Restatement of the Consolidated Financial Statements for the Years Ended 31 December 2008 and 2007*

The Group previously recognised the 2009 Business Combination at historical cost or predecessor values as if such business had always been part of the Group during all the periods presented, and (i) included all the assets, liabilities, revenue and expenses directly related to the 2009 Business Combination, except for the Telecommunications Networks in Southern China and associated loans that were not acquired ("Excluded Assets and Liabilities") and the related depreciation and finance costs, and (ii) supplemented such information with disclosure of the assets and related liabilities, and the related charges that were excluded, together with details of the lease payments that were made to Unicom New Horizon following the completion of the 2009 Business Combination.

As part of a review of the Company's 2009 Form 20-F in 2010, the Staff of Division of Corporation Finance of the Securities and Exchange Commission ("DCF") raised questions on the accounting treatment of the 2009 Business Combination. The Company has discussed with the DCF and determined to include all Excluded Assets and Liabilities and the related charges in the financial statements for the historical periods prior to the completion of the 2009 Business Combination, instead of disclosing such information in the notes to the financial statements. Accordingly, the Company has amended and restated the financial statements for the historical periods prior to the completion of the 2009 Business Combination. As a result, this presentation of the financial statements for the historical periods prior to the completion of the 2009 Business Combination includes Excluded Assets and Liabilities and the related charges incurred in the generation of the reported revenue, although the Excluded Assets and Liabilities were not acquired in the 2009 Business Combination. Upon the completion of the 2009 Business Combination, the Excluded Assets and Liabilities were deemed to be disposed of, which had been recorded as a distribution from reserves to Unicom Group.

The total assets and liabilities associated with the Telecommunications Networks in Southern China as at 31 December 2008, which were approximately RMB31,566 million and RMB42,060 million respectively, had been included in the restated consolidated balance sheet as at 31 December 2008 and had been subsequently recorded as a distribution from reserves to Unicom Group in January 2009 upon the completion of the 2009 Business Combination. In addition, the depreciation and amortisation, impairment loss on property, plant and equipment, other operating expenses, finance costs and other income associated with the Excluded Assets and Liabilities for the year ended 31 December 2008, which were approximately RMB3,886 million, RMB657 million, RMB249 million, RMB846 million and RMB44 million, respectively (2007: approximately RMB3,650 million, RMB323 million, RMB171 million, RMB499 million and RMB2 million, respectively), had been included in the restated consolidated statement of income for the year ended 31 December 2008.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(b) Restatement of the Consolidated Financial Statements for the Years Ended 31 December 2008 and 2007 (Continued)

The 2009 Business Combination was completed on 31 January 2009 and therefore the consolidated statement of income for the year ended 31 December 2009 would have included the depreciation and amortisation charges of approximately RMB308 million and finance costs of approximately RMB26 million associated with the Excluded Assets and Liabilities for the period from 1 January 2009 to 31 January 2009. However, considering the amounts were not material, the Company did not restate the consolidated statement of income for the year ended 31 December 2009. In addition, the aforementioned restatement did not have any significant impact on the consolidated financial statements for the year ended 31 December 2010.

(c) Going Concern Assumption

As at 31 December 2010, current liabilities of the Group exceeded current assets by approximately RMB156.0 billion (2009: approximately RMB169.2 billion). Given the current global economic conditions and the Group's expected capital expenditures in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflows from operating activities;
- Revolving banking facilities of approximately RMB114.0 billion, of which approximately RMB88.4 billion was unutilised as at 31 December 2010; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group will continue to optimise its fund raising strategy from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2010 have been prepared under the going concern basis.

(d) Critical Accounting Estimates and Judgment

The preparation of the consolidated financial statements in conformity with IFRSs/HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates significant to the consolidated financial statements are disclosed in Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(e) New Accounting Standards, Amendments and Interpretations Pronouncements

(i) The following new and amended IFRSs/HKFRSs are adopted by the Group as at 1 January 2010

- IFRS/HKFRS 3 (revised), "Business Combinations". The revised standard continues to apply the acquisition method to business combinations with some significant changes compared with IFRS/HKFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The revised standard does not have any significant impact on the Group's financial statements, as it will be applied prospectively.

- IAS/HKAS 27 (revised), "Consolidated and separate financial statements". The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and the resulting gain or loss is recognised in profit or loss. The revised standard does not have any significant impact on the Group's financial statements, as neither non-controlling interests have a deficit balance nor transactions with non-controlling interests.

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(e) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(i) The following new and amended IFRSs/HKFRSs are adopted by the Group as at 1 January 2010 (Continued)

- IASB's annual improvement project published in April 2009/HKICPA's improvements to HKFRS published May 2009

  ➢ IAS/HKAS 1 (Amendment), "Presentation of financial statements". Regarding the liability component of convertible instruments, it clarifies that the holder's option which will result in the settlement by the issuance of equity instruments, is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.

  ➢ IAS/HKAS 17 (Amendment), "Leases". The amendment deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance lease or operating lease using the general principles of IAS/HKAS 17.

  ➢ IAS/HKAS 36 (Amendment), "Impairment of assets". The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS/HKFRS 8, "Operating segments" (that is, before the aggregation of segments with similar economic characteristics permitted by paragraph 12 of IFRS/HKFRS 8).

  ➢ IAS/HKAS 38 (Amendment), "Intangible assets". The amendment clarifies that the description of the valuation techniques commonly used to measure intangible assets acquired in a business combination when they are not traded in an active market. In addition, an intangible asset acquired in a business combination might be separable but only together with a related contract, identifiable asset or liability. In such cases, the intangible asset is recognised separately from goodwill but together with the related item.

The adoption of the above IASB's/HKICPA's improvements did not have any significant impact on the Group's consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.2 Basis of Preparation (Continued)

(e) New Accounting Standards, Amendments and Interpretations Pronouncements (Continued)

(ii) The following new and amended IFRSs/HKFRSs are not yet effective and have not been early adopted by the Group

- IFRIC/HK (IFRIC) - Int 19, "Extinguishing financial liabilities with equity instruments" (effective for annual periods beginning on or after 1 July 2010). The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from 1 January 2011 and is currently evaluating the impact of adopting such interpretation on the Group's consolidated financial statements.

- IFRS/HKFRS 9, "Financial instruments: Classification and measurement" (effective 1 January 2013). It replaces the parts of IAS/HKAS 39 that relate to the classification and measurement of financial assets. IFRS/HKFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. In addition, classification and measurement requirements for financial liabilities and the derecognition requirements for financial instruments has been relocated from IAS/HKAS 39 without change, except for financial liabilities that are designated at fair value through profit or loss and the cost exemption is removed for derivative liabilities linked to unquoted equity instruments. The Group considered to early adopt this standard in 2011. Upon adoption of this standard, the balance of available-for-sale fair value reserve will be transferred to investment revaluation reserve and the adoption will not have significant impact on the Group's consolidated financial statements. The Company will make an irrevocable election upon initial adoption of the standard to recognise changes in fair value of available-for-sale financial assets only through other comprehensive income/loss, there will be no subsequent recycling of fair value gains and losses to the statement of income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December.

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Upon the disposal of subsidiaries, the difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal in the consolidated statement of income in the year of disposal.

Under the purchase method of accounting, the cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the statement of income.

Upon the adoption of IFRSs in 2008, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries would be changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.3 Consolidation (Continued)

(b) Non-controlling interests

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheets and consolidated statements of changes in equity within equity, separately from equity attributable to owners of the parent. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of income as an allocation of the total profit or loss for the year between non-controlling interests and owners of the parent.

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

The Group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control or significant influence from 1 January 2010 when revised IAS/HKAS 27, "Consolidated and separate financial statements", became effective. The revision to IAS/HKAS 27 contained consequential amendments to IAS/HKAS 28, "Investments in associates", and IAS/HKAS 31, "Interests in joint ventures".

Previously, transactions with non-controlling interests were treated as transactions with parties external to the Group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained profits.

Previously, when the Group ceased to have control or significant influence over an entity, the carrying amount of the investment at the date of loss of control or significant influence became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.

The Group has applied the new policy prospectively to transactions occurring on or after 1 January 2010. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.4 Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments regularly, has been identified as the Board of Directors that makes strategic decisions.

2.5 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entities operate ("the functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of income.

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity into other reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the statement of income as part of the gain or loss on disposal.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment

(a) Construction-in-progress

Construction-in-progress ("CIP") represents buildings, plant and equipment under construction and pending installation, and is stated at cost less accumulated impairment losses. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the construction period. No provision for depreciation is made on construction-in-progress until such time as the assets are completed and ready for use. When the asset being constructed becomes available for use, the CIP is transferred to the appropriate category of property, plant and equipment.

(b) Buildings

Buildings held by the Group are stated at cost less accumulated depreciation and accumulated impairment losses, and are depreciated over their expected useful lives.

(c) Other property, plant and equipment

Other property, plant and equipment comprise telecommunications equipment, leasehold improvements, office furniture, fixtures, motor vehicles and others. The cost of an asset, except for those acquired in exchange for a non-monetary asset or assets, comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

If an item of property, plant and equipment is acquired in exchange for another item of property, plant and equipment, the cost of such an item of property, plant and equipment is measured at fair value unless (i) the exchange transactions lacks commercial substance or (ii) the fair value of neither the asset received nor the asset given up is reliably measurable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable at the time the costs are incurred that future economic benefits associated with the item will flow to the Group, and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Telecommunications equipment of the Mobile business are stated at cost less accumulated depreciation and accumulated impairment losses. All other property, plant and equipment are stated at revalued amounts less accumulated depreciation and accumulated impairment losses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Property, Plant and Equipment (Continued)

(c) Other property, plant and equipment (Continued)

When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to statement of income. Any subsequent increases are credited to the statement of income up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the statement of income and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained profits.

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations are reviewed by directors of the Group. The revalued amount is the fair value at the date of revaluation.

(d) Depreciation

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs or revalued amounts less their residual values over their estimated useful lives, as follows:

	Depreciable life	Residual rate
Buildings	10 - 30 years	3-5%
Telecommunications equipment of Mobile business	5 - 10 years	3-5%
Telecommunications equipment of Fixed-line business	5 - 10 years	3-5%
Office furniture, fixtures, motor vehicles and others	5 - 10 years	3-5%

Leasehold improvements are depreciated over the shorter of their estimated useful lives and the lease periods.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.11).

(e) Gain or loss on disposal of property, plant or equipment

Gains or losses on disposal of property, plant or equipment are determined by comparing the net sales proceeds with the carrying amounts, and are recognised in the statement of income. When revalued assets are sold, the residual amounts included in the revaluation reserve are transferred to retained profits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gain or loss on the disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

2.8 Lease Prepayments

Lease prepayments represent payments for land use rights. Lease prepayments for land use rights are stated at cost initially and expensed on a straight line basis over the lease period.

2.9 Other Assets

Other assets mainly represent (i) capitalised direct incremental costs for activating mobile subscribers; (ii) capitalised installation costs of Fixed-line business; (iii) computer software and (iv) prepaid rental for premises and leased lines.

(i) Capitalised direct incremental costs for activating mobile subscribers, including costs of SIM/USIM cards and commissions which are directly associated with upfront non-refundable revenue received upon activation of mobile services, are deferred and amortised over the expected customer service periods of 3 years except when the direct incremental costs exceed the corresponding upfront non-refundable revenue. In such cases, the excess of the direct incremental costs over the non-refundable revenue are recorded immediately as expenses in the statement of income.

(ii) Capitalised installation costs of Fixed-line business are deferred and expensed to the statement of income over the expected customer service period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the statement of income.

(iii) Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives on a straight-line basis.

(iv) Long-term prepaid rental for premises and leased lines are amortised using a straight-line method over the lease period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.10 Financial Assets

2.10.1 Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise "accounts receivable and other receivables", "short-term bank deposits" and "cash and cash equivalents" in the balance sheet (Note 2.14, 2.15 and 2.16).

(b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.10.2 Recognition and measurement

Available-for-sale financial assets are carried at fair value. Loans and receivables are recognised initially at fair value and subsequently carried at amortised cost using the effective interest method.

The translation differences on non-monetary securities are recognised in other comprehensive income/loss. Changes in the fair value of non-monetary securities classified as available-for-sale are recognised in other comprehensive income/loss until impairment.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the statement of income as "gains and losses from investment securities".

Interest on available-for-sale securities calculated using the effective interest method is recognised in the statement of income as part of other income. Dividends on available-for-sale equity instruments are recognised in the statement of income as part of other income when the right to receive payments is established.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.11 Impairment of Non-Financial Assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested for impairment at each balance sheet date. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of (i) an asset's fair value less costs to sell and (ii) value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered from impairment are reviewed for possible reversal of the impairment at each reporting date.

2.12 Impairment of Financial Assets

(a) Accounts receivable and other receivables

The Group assesses at the end of each reporting period whether there is objective evidence that accounts receivable and other receivable are impaired. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the assets' carrying amount and the present value of estimated future cash flows which is discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of a provision account, and the amount of the loss is recognised in the statement of income. When a receivable is proven to be uncollectible with sufficient evidence, it is written off against the provision account for receivables. Subsequent recoveries of amounts previously written off are credited in the statement of income.

(b) Available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss is removed from equity and recognised in the statement of income. Impairment losses recognised in the statement of income on equity instruments are not reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.13 Inventories and Consumables

Inventories, which primarily comprise handsets, SIM/USIM cards and accessories, are stated at the lower of cost and net realisable value. Cost is based on the first-in-first-out method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realisable value for all the inventories is determined on the basis of anticipated sales proceeds less estimated selling expenses.

Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the statement of income when brought into use. Consumables are stated at cost less any provision for obsolescence.

2.14 Accounts Receivable and Other Receivables

Accounts receivable are amounts due from customers for services performed in the ordinary course of business. If collection of accounts receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2.15 Short-term Bank Deposits

Short-term bank deposits are cash invested in fixed-term deposits with original maturities ranging from more than 3 months to 1 year.

2.16 Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

2.17 Convertible Bonds

Compound financial instruments issued by the Group comprise convertible bonds that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of convertible bonds is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the convertible bonds as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of convertible bonds is measured at amortised cost using the effective interest method. The equity component of a convertible bond is not re-measured subsequent to initial recognition except on conversion or expiry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.18 Deferred Revenue, Advances from Customers and Subscriber Point Rewards Program

(a) *Deferred revenue*

Deferred revenue mainly represents upfront non-refundable revenue, including upfront connection fees and installation fees of Fixed-line business and receipts from the activation of SIM/USIM cards relating to the Mobile business, which are deferred and recognised over the expected customer service period.

(b) *Advances from customers*

Advances from customers are amounts paid by customers for prepaid cards, other calling cards and prepaid service fees, which cover future telecommunications services. Advances from customers are stated at the amount of proceeds received less the amount already recognised as revenue upon the rendering of services.

(c) *Subscriber point rewards program*

The fair value of providing telecommunications services and the subscriber points reward are allocated based on their relative fair values. The allocated portion of fair value for the subscriber points reward is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The fair value of deferred revenue is estimated based on (i) the value of each bonus point awarded to subscribers, (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date, and (iii) the expected bonus points redemption rate. The fair value of the outstanding subscriber points reward is subject to review by management on a periodic basis.

2.19 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of income over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.20 Share Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to owners of the parent and no gain or loss shall be recognised in the statement of income. The par value of the Company's shares cancelled is transferred from share capital to the capital redemption reserve.

2.21 Employee Benefits

(a) Retirement benefits

The Group participates in defined contribution pension schemes. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a reduction in the future payments is available.

(b) Early retirement benefits

Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

(c) Housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the statement of income in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated.

The Group's contributions to the housing fund, special monetary housing benefits and other housing benefits are expensed as incurred. The Group has no further payment obligations once the contributions have been paid.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Employee Benefits (Continued)

(d) Share-based compensation costs

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the share options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted at the grant date excluding the impact of any non-market vesting conditions (for example, revenue and profit targets) and is not subsequently remeasured. However, non-market vesting conditions are considered in determining the number of options that are expected to vest. At each balance sheet date, the Group revises its estimates of the number of share options that are expected to vest. The Group recognises the impact of the revision of original estimates, if any, in the statement of income of the period in which the revision occurs, with a corresponding adjustment to equity.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the share options are exercised. The corresponding employee share-based compensation reserve is transferred to share premium.

2.22 Accounts Payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.23 Provisions

Provisions are recognised when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the pre-tax amount of expenditures expected to be required to settle the obligation that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the services and sales of goods or telecommunications products in the ordinary course of the Group's activities. Revenue is shown net of business tax, government surcharges, returns and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration of the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of services and goods

- Usage fees and monthly fees are recognised when the service are rendered;
- Revenue from the provision of broadband, data and other Internet-related services are recognised when the services are provided to customers;
- Revenue from telephone cards, which represents service fees received from customers for telephone services, is recognised when the related service is rendered upon actual usage of the telephone cards by customers;
- Lease income from leasing of lines and customer-end equipment are treated as operating leases with rental income recognised on a straight-line basis over the lease term;
- Value-added services revenue, which mainly represents revenue from the provision of services such as short message, cool ringtone, personalised ring, caller number display and secretarial services to subscribers, is recognised when service is rendered;
- Standalone sales of telecommunications products, which mainly represent handsets and accessories, are recognised when title has been passed to the buyers;

(All amounts in RMB millions unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Revenue Recognition (Continued)

(a) Sales of services and goods (Continued)

- The Group offers promotional packages to the customers which include the bundled sale of mobile handset and provision of service. Prior to the fourth quarter of 2010, the Group determined the amount of revenue allocated to the handset using the residual value method. Under such method, the Group determined the revenue from the sale of the mobile handset by deducting the fair value of the service element from the total contract consideration. The Group recognised revenue related to the sale of the handset when the title is passed to the customer whereas service revenue was recognised based upon the actual usage of mobile services. The cost of the mobile handset was expensed immediately to the statement of income.

  During 2010, the Group has offered preferential promotional packages with more attractive terms to new subscribers, and more new subscribers were developed under such preferential packages during the year. In order to provide reliable and more relevant information to users of the financial statements, starting from the fourth quarter of 2010, the Group determined to adopt the accounting policy of relative fair value method retrospectively from 1 January 2010 to account for such preferential promotional packages, considering that each deliverable in the promotional packages has standalone value to the customer and there is objective and reliable evidence of the fair value regarding each deliverable in the services packages. Under the relative fair value method, the total contract consideration of such preferential packages is allocated to service revenue and sales of handsets based on their relative fair values. The Group recognises revenue relating to the sale of the handset when the title is passed to the customer whereas service revenue is recognised based upon the actual usage of mobile services. The cost of the mobile handset is expensed immediately to the statement of income upon revenue recognition.

  This change in accounting policy resulted in an increase in the Group's revenue, profit before income tax, profit for the year and earnings per share of RMB3,208 million, RMB3,208 million, RMB2,406 million and RMB0.11, respectively, for the year ended 31 December 2010; and a decrease in advance from customers of RMB3,317 million as at 31 December 2010. In addition, this change in accounting policy resulted in an increase in the Group's revenue, profit before income tax, profit for the period and earnings per share of RMB527 million, RMB527 million, RMB396 million and RMB0.02, respectively, for the six months ended 30 June 2010 (unaudited); and a decrease in advance from customers of RMB545 million as at 30 June 2010 (unaudited). The above change in accounting policy did not have significant impact on the financial statements for the year ended 31 December 2009, and accordingly, the Group did not restate the comparative figures.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.24 Revenue Recognition (Continued)

(a) *Sales of services and goods* (Continued)

- Revenue from information communications technology services are recognised when goods are delivered to the customers (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customers) or when services are rendered to the customers using the percentage of completion method when the outcome of the services provided can be estimated reliably. If the outcome of the services provided cannot be estimated reliably, the treatment should be as follows: (i) if it is probable that the costs incurred for the services provided is recoverable, services revenue should be recognised only to the extent of recoverable costs incurred, and costs should be recognised as current expenses in the period in which they are incurred; (ii) if it is probable that costs incurred will not be recoverable, costs should be recognised as current expenses immediately and services revenue should not be recognised.

(b) *Interest income*

Interest income from deposits in banks or other financial institutions is recognised on a time proportion basis, using the effective interest method.

(c) *Dividend income*

Dividend income is recognised when the right to receive payment is established.

2.25 Leases (as the lessee)

(a) *Operating lease*

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor), including long-term prepayment for land use rights, are expensed in the statement of income on a straight-line basis over the period of the lease.

(b) *Finance lease*

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the commencement of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability balance outstanding. The corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. The interest element implicit in the lease payment is recognised in the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.26 Borrowing Costs

Borrowing costs are expensed as incurred, except for interest directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, in which case they are capitalised as part of the cost of that asset. Capitalisation of borrowing costs commences when expenditures for the asset and borrowing costs are being incurred and the activities to prepare the asset for its intended use are in progress. Borrowing costs are capitalised up to the date when the project is completed and ready for its intended use.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined at the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the expenditures on that asset. The capitalisation rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalised during a period should not exceed the amount of borrowing cost incurred during that period. Other borrowing costs are recognised as expenses when incurred.

2.27 Taxation

(a) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of the amount expected to be paid to the tax authorities.

(b) Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.27 Taxation (Continued)

(b) Deferred income tax (Continued)

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.28 Dividend Distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.29 Contingent Liabilities and Contingent Assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, the liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When an inflow is virtually certain, an asset is recognised.

2.30 Earnings per Share

Basic earnings per share is computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares, after adjusting for the effects of the dilutive potential ordinary shares.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's operating activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, cash flow and fair value interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department at its headquarters, following the overall direction determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group's major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to US dollars, HK dollars and Euro. Exchange risk mainly exists with respect to the repayment of indebtedness to foreign lenders and payables to equipment suppliers and contractors.

The Group's finance department at its headquarters is responsible for monitoring the amount of monetary assets and liabilities denominated in foreign currencies. From time to time, the Group may consider entering into forward exchange contracts or currency swap contracts to mitigate the foreign exchange risk. During the year, the Group had not entered into any forward exchange contracts or currency swap contracts.

As at 31 December 2010 and 2009, the Group had cash and cash equivalents and short-term bank deposits denominated in foreign currencies amounting to RMB12,467 million and RMB1,545 million, respectively. As at 31 December 2010 and 2009, the Group had borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies amounting to RMB25,407 million and RMB11,859 million, respectively.

As at 31 December 2010, if the RMB had strengthened/weakened by 10% against foreign currencies, primarily with respect to US dollars, HK dollars and Euro, while all other variables are held constant, the Group would have recognised additional exchange gains/losses of approximately RMB1,294 million (2009: exchange losses/gains of approximately RMB1,031 million) for cash and cash equivalents, short-term bank deposits, borrowings, convertible bonds and other obligations under finance lease included in other obligations denominated in foreign currencies.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(a) Market risk (Continued)

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet as available-for-sale financial assets.

The available-for-sale financial assets comprise primarily equity securities of Telefónica. As at 31 December 2010, if the share price of Telefónica had changed by 10%, while all other variables are held constant, the Group would have recorded additional change in fair value of approximately RMB609 million in available-for-sale-fair value reserve.

(iii) Cash flow and fair value interest rate risk

The Group's interest-bearing assets are mainly represented by bank deposits. Management does not expect the changes in market deposit interest rates will have significant impact on the financial statements as the deposits are all short-term in nature and the interest involved will not be significant.

The Group's interest rate risk mainly arises from interest-bearing borrowings including bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and related party loan. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the amount of its fixed rate or floating rate borrowings depending on the prevailing market conditions. During 2010 and 2009, the Group's borrowings were mainly at fixed rates and denominated in RMB.

Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to the Group's outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group's financial position. Management continuously monitors the interest rate position of the Group and makes decisions with reference to the latest market conditions. From time to time, the Group may enter into interest rate swap agreements designed to mitigate its exposure to interest rate risks in connection with the floating rate borrowings, although the Group did not consider it was necessary to do so in 2010 and 2009.

As at 31 December 2010, the Group had approximately RMB60,092 million (2009: approximately RMB62,925 million) of bank loans, commercial papers, promissory notes, convertible bonds, corporate bonds and other obligations under finance lease included in other obligations at fixed rates and approximately RMB36,950 million (2009: approximately RMB10,909 million) of bank loans and related party loan at floating rates.

For the year ended 31 December 2010, if interest rates on the floating rate borrowings had been 10% higher/lower while all other variables are held constant, the interest expenses would have increased/ decreased by approximately RMB27 million (2009: approximately RMB3 million).

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(b) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents and short-term bank deposits with banks, as well as credit exposures to corporate customers, individual subscribers, related parties and other operators.

The table below shows the bank deposits and cash and cash equivalents balances held at the major banks by the Group as at 31 December 2010 and 2009:

	2010	2009
Short-term bank deposits		
State-owned banks in the PRC	**131**	861
Other banks	**142**	135
	273	996
Cash and cash equivalents		
State-owned banks in the PRC	**21,937**	7,485
Other banks	**558**	335
	22,495	7,820

The Group expects that there is no significant credit risk associated with the bank deposits and cash and cash equivalents since the state-owned banks have support from the government and other banks are medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has no significant concentrations of credit risk with respect to corporate customers and individual subscribers. The extent of the Group's credit exposure is mainly represented by the fair value of accounts receivable for services. The Group has policies to limit the credit exposure on accounts receivable for services. The Group assesses the credit quality of and sets credit limits on all its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing. The utilisation of credit limits and the settlement pattern of the customers are regularly monitored by the Group.

Credit risk relating to amounts due from related parties and other operators is not considered to be significant as these companies are reputable and their receivables are settled on a regular basis.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and availability of funds including raising of bank loans and issuance of commercial papers, promissory notes, corporate bonds and convertible bonds. Due to the dynamic nature of the underlying businesses, the Group's finance department at its headquarters maintains flexibility in funding through having adequate amount of cash and cash equivalents and utilising different sources of financing when necessary.

The following tables show the undiscounted balances of the financial liabilities (including interest expense) categorised by time period from the balance sheet date to the contractual maturity date:

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2010				
Long-term bank loans	103	94	1,004	533
Corporate bonds	355	355	5,535	2,180
Convertible bonds	91	91	12,452	—
Promissory notes	509	509	15,510	—
Other obligations	2,640	92	27	47
Accounts payable and accrued liabilities	94,928	—	—	—
Amounts due to related parties	5,191	—	—	—
Amounts due to ultimate holding company	229	—	—	—
Amounts due to domestic carriers	873	—	—	—
Commercial papers	23,621	—	—	—
Short-term bank loans	37,319	—	—	—
	165,859	1,141	34,528	2,760

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) Liquidity risk (Continued)

The Group	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2009				
Long-term bank loans	72	62	185	562
Corporate bonds	355	355	5,726	2,229
Other obligations	2,537	111	18	60
Accounts payable and accrued liabilities	101,551	—	—	—
Amounts due to related parties	5,448	—	—	—
Amounts due to ultimate holding company	308	—	—	—
Amounts due to domestic carriers	1,136	—	—	—
Payables in relation to the disposal of the CDMA business	7	—	—	—
Short-term bank loans	64,752	—	—	—
	176,166	528	5,929	2,851

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.1 Financial risk factors (Continued)

(c) *Liquidity risk* (Continued)

The Company	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2010				
Short-term bank loans	**10,999**	—	—	—
Amounts due to a related party	**2,046**	—	—	—
Amounts due to subsidiaries	**184**	—	—	—
Loan from a subsidiary	**121**	**121**	**12,429**	—
	13,350	**121**	**12,429**	—
At 31 December 2009				
Short-term bank loans	8,826	—	—	—
Amounts due to a related party	2,130	—	—	—
Amounts due to subsidiaries	199	—	—	—
	11,155	—	—	—

Regarding the Group's use of the going concern basis for the preparation of its financial statements, please refer to Note 2.2(c) for details.

3.2 Capital risk management

The Group's objectives when managing capital are:

- To safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
- To support the Group's stability and growth.
- To provide capital for the purpose of strengthening the Group's risk management capability.

In order to maintain or adjust the capital structure, the Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.2 Capital risk management (Continued)

The Group monitors capital on the basis of the debt-to-capitalisation ratio. This ratio is calculated as interest-bearing debts plus non-controlling interests over interest-bearing debts plus total equity. Interest-bearing debts represent commercial papers, short-term bank loans, long-term bank loans, promissory notes, convertible bonds, corporate bonds, obligations under finance lease included in other obligations, notes payables (included in accounts payable and accrued liabilities), and certain amounts due to related parties, as shown in the consolidated balance sheet. Total equity represents equity attributable to owners of the parent plus non-controlling interests as shown in the consolidated balance sheet.

The Group's debt-to-capitalisation ratios at 31 December 2010 and 2009 are as follows:

	2010	2009
Interest-bearing debts:		
– Commercial papers	**23,000**	—
– Short-term bank loans	**36,727**	63,909
– Promissory notes	**15,000**	—
– Long-term bank loans	**1,462**	759
– Convertible bonds	**11,558**	—
– Corporate bonds	**7,000**	7,000
– Obligations under finance lease	**78**	103
– Amounts due to related parties	**2,033**	2,104
– Notes payables included in accounts payable and accrued liabilities	**—**	500
– Current portion of long-term bank loans	**58**	62
– Current portion of obligations under finance lease	**126**	26
	97,042	74,463
Non-controlling interests	**—**	2
Interest-bearing debts plus non-controlling interests	**97,042**	74,465
Total equity:		
– Equity attributable to owners of the parent	**205,841**	206,465
– Non-controlling interests	**—**	2
	205,841	206,467
Interest-bearing debts plus total equity	**302,883**	280,930
Debt-to-capitalisation ratio	**32.0%**	26.5%

The increase in debt-to-capitalisation ratio during 2010 resulted primarily from the issuance of commercial papers, promissory notes and convertible bonds to finance the telecommunications networks construction which partially offset by repayment of short-term bank loans.

(All amounts in RMB millions unless otherwise stated)

3. FINANCIAL RISK MANAGEMENT (Continued)

3.3 Fair value estimation

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets that are measured at fair value at 31 December 2010:

	The Group			
	Level 1	**Level 2**	**Level 3**	**Total**
Available-for-sale financial assets				
– Equity securities	**6,214**	**—**	**—**	**6,214**

The following table presents the Group's assets that are measured at fair value at 31 December 2009:

	The Group			
	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets				
– Equity securities	7,977	—	—	7,977

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as available-for-sale.

During the years ended 31 December 2009 and 2010, there were no transfers of financial instruments between Level 1 and Level 2 of the fair value hierarchy.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates may not be equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation on property, plant and equipment

Depreciation on the Group's property, plant and equipment is calculated using the straight-line method to allocate cost or revalued amounts up to residual values over the estimated useful lives of the assets. The Group reviews the useful lives and residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of realisation of economic benefits from property, plant and equipment. The Group estimates the useful lives of property, plant and equipment based on historical experience, taking into account anticipated technological changes. If there are significant changes from previously estimated useful lives, the amount of depreciation expenses may change.

(b) Revaluation of property, plant and equipment

Property, plant and equipment other than buildings and telecommunications equipment of the Mobile business (Note 2.6 (c)) is carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and accumulated impairment losses. Such equipment is revalued on a depreciated replacement cost or open market value approach, as appropriate, by an independent valuer on a regular basis.

During the intervals of independent revaluations, management performs the analysis and assessment annually to determine whether the fair values of revalued property, plant and equipment are materially different from their carrying amounts. If the revalued amounts differ significantly from the carrying amounts of the equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the statement of income and any subsequent increases are credited as income to the statement of income up to the amount previously charged to the statement of income and thereafter are credited to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such equipment change as a result of the revaluation.

Most of the Group's property, plant and equipment which are carried at revalued amounts were revaluated as at 31 December 2006 by an independent valuation firm. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as at 31 December 2010.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(c) Impairment of non-financial assets

The Group tests whether non-financial assets have suffered from any impairment, in accordance with the accounting policy stated in Note 2.11. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Management estimates value in use based on estimated discounted pre-tax future cash flows of the cash generating unit at the lowest level to which the asset belongs. If there is any significant change in management's assumptions, including discount rates or growth rates in the future cash flow projection, the estimated recoverable amounts of the non-financial assets and the Group's results would be significantly affected. Such impairment losses are recognised in the statement of income, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-financial assets.

No impairment loss on property, plant and equipment was recognised for the years ended 31 December 2010 and 2009.

(d) Provision for doubtful debts

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. The Group evaluates specific accounts receivable where there are indications that the receivable may be doubtful or is not collectible. The Group records a provision based on its best estimates to reduce the receivable balance to the amount that is expected to be collected. For the remaining receivable balances as at each reporting date, the Group makes a provision based on observable data indicating that there is a measurable decrease in the estimated future cash flows from the remaining balances. The Group makes such estimates based on its past experience, historical collection patterns, subscribers' creditworthiness and collection trends. For general subscribers, the Group makes a full provision for receivables aged over 3 months, which is consistent with its credit policy with respect to the relevant subscribers.

The Group's estimates described above are based on past experience, historical collection patterns, subscribers' creditworthiness and collection trends. If circumstances change (e.g. due to factors including developments in the Group's business and the external market environment), the Group may need to re-evaluate its policies on doubtful debts, and make additional provisions in the future.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.1 Critical accounting estimates and assumptions (Continued)

(e) Income tax and deferred taxation

The Group estimates its income tax provision and deferred taxation in accordance with the prevailing tax rules and regulations, taking into account any special approvals obtained from relevant tax authorities and any preferential tax treatment to which it is entitled in each location or jurisdiction in which the Group operates. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

For temporary differences which give rise to deferred tax assets, the Group has assessed the likelihood that the deferred tax assets could be recovered. Major deferred tax assets relate to unrecognised revaluation surplus on property, plant and equipment under PRC regulations, impairment loss on property, plant and equipment, and provision for doubtful debts. Due to the effects of these temporary differences on income tax, the Group has recorded deferred tax assets amounting to approximately RMB4,840 million as at 31 December 2010 (2009: approximately RMB5,202 million). Deferred tax assets are recognised based on the Group's estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future.

The Group believes it has recorded adequate current tax provision and deferred taxes based on the prevailing tax rules and regulations and its current best estimates and assumptions. In the event that future tax rules and regulations or related circumstances change, adjustments to current and deferred taxation may be necessary which would impact the Group's results or financial position.

4.2 Critical judgments in applying the Group's accounting policies

(a) Recognition of upfront non-refundable revenue and direct incremental costs

The Group defers and amortises upfront activation fees of SIM/USIM cards of the Mobile business over the expected customer service period of 3 years (2009: approximately 3 years). The related direct incremental costs of acquiring and activating mobile subscribers, including costs of SIM/USIM cards and commissions, are also capitalised and amortised over the same expected customer service period of 3 years.

The Group defers and amortises upfront customer connection and installation fees of the Fixed-line business over the expected customer service period of 10 years (2009: approximately 10 years). The related direct incremental installation costs are deferred and amortised over the same expected customer service period of 10 years.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(a) *Recognition of upfront non-refundable revenue and direct incremental costs* (Continued)

The Group only capitalises costs to the extent that they will generate future economic benefits. The excess of the direct incremental costs over the corresponding upfront non-refundable revenue, if any, are expensed to the statement of income immediately.

The Group estimates the expected customer service period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer service period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenue and direct incremental costs may change for future periods.

(b) *2009 Business Combination*

The 2009 Business Combination was considered as a business combination of entities and business under common control, and has been accounted for using merger accounting under HKFRS, which is consistent with the predecessor values method under IFRS.

There is no guidance under IFRS on common control transactions, especially when it involves an acquisition of a business but not the underlying assets. In light of this, the Group followed the principles under IAS 8 "Accounting policies, changes in accounting estimates and errors" paragraph10, 11 and 12 to exercise the judgment in developing and applying an accounting policy that the Group believed appropriate for the 2009 Business Combination prior to the restatement (Note 2.2 (b)). When applying the merger accounting/predecessor values method to restate the historical financial statements prior to the effective date of the 2009 Business Combination, the Group included all the assets and liabilities, revenue and expenses associated with the Target Business and the Telecommunications Networks in Southern China in the consolidated balance sheet and the consolidated statement of income throughout the periods presented, including those Excluded Assets and Liabilities as well as the related costs and expenses. Pursuant to the agreement dated 16 December 2008, the 2009 Business Combination excluded the Telecommunications Networks in Southern China, which are retained by Unicom New Horizon and are leased from Unicom New Horizon to CUCL effective from January 2009. To reflect the economic substance that the Group has not taken on the risks and rewards associated with the property, plant and equipment and related assets and liabilities relating to the Fixed-line business in Southern China, the Group is deemed to have disposed of the Excluded Assets and Liabilities and has recorded the deemed disposal of these assets and liabilities as a distribution from reserves by the Group to Unicom Group upon the completion of the 2009 Business Combination effective from January 2009.

Subsequent to the completion of the 2009 Business Combination, the Group recorded leasing fees amounting to approximately RMB2.2 billion (2009: RMB2.0 billion) charged by Unicom New Horizon for the lease of the Telecommunications Networks in Southern China for the year ended 31 December 2010 (Note 4.2(c)).

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(c) Lease of Telecommunications Networks in Southern China

Pursuant to the Network Lease Agreement dated 16 December 2008 (Note 1(b)), Unicom New Horizon has the legal ownership of the Telecommunications Networks in Southern China. The Group believes it only bears the risks associated with the operation of the Fixed-line business in Southern China during the relevant leasing periods and is free from any ownership risks of the telecommunications networks, and the risks and rewards of ownership of the leased assets rest substantially with the lessor. In addition, at the inception of the Network Lease Agreement, there was a high degree of uncertainty related to the market condition and operating results of the fixed line business in Southern China. It was highly uncertain whether the Group would continue to lease the network in the future, and was also unable to determine whether or not it would exercise the purchase option in future. Given these uncertainties and due to the fact that the risks associated with the ownership of the Telecommunications Networks in Southern China substantially remained with Unicom New Horizon, accordingly, the Group accounted for the leasing of the Telecommunications Networks in Southern China as an operating lease. The operating lease expense was recorded in the consolidated statement of income for the years ended 31 December 2010 and 2009, but the carrying value of the Telecommunications Networks in Southern China and the related liabilities were not reflected in the consolidated balance sheets as at 31 December 2010 and 2009.

At the beginning of each lease term, the Group assesses the appropriate classification based on the relevant factors and circumstances at that time. The 2011-2012 Network Lease Agreement has a term of two years expiring on 31 December 2012 on the same terms and conditions as the Network Lease Agreement, except that the annual fee payable by CUCL for such lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively. At the time of entering the 2011-2012 Network Lease Agreement, the Group still believed the uncertainties of the fixed line business in Southern China continue to exist, particularly due to the fact that (i) the growth of the fixed line business in Southern China was not significant; (ii) the uncertainty of the future success of the Fixed-line business in Southern China arising from keen market competition; and (iii) the uncertainty in the future changes in technology, technological standards and government regulatory environment. Accordingly, at the inception of the 2011-2012 Network Lease Agreement, the Group was still unable to determine whether it would renew the lease after the initial two-year lease term or whether it would exercise the purchase option. As a result, the Group considered the risks associated with the ownership of the Telecommunications Networks in Southern China still substantially remain with Unicom New Horizon, and concluded the leasing of Telecommunications Networks in Southern China in accordance with the 2011-2012 Network Lease Agreement will be accounted for as an operating lease.

(All amounts in RMB millions unless otherwise stated)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Continued)

4.2 Critical judgments in applying the Group's accounting policies (Continued)

(d) Impairment of available-for-sale financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that available-for-sale financial assets are impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence that the assets are impaired. If available-for-sale equity investments are impaired, the accumulated reduction in fair value will be reclassified from equity to the statement of income as impairment loss of available-for-sale financial assets. The Group considers all available relevant factors, including the fair value of the shares, the period of the decline of fair value, exchange rate and share price volatility and future business prospects, when determining whether there is any impairment.

As at 31 December 2010, the Group's available-for-sale financial assets are principally the equity investment in Telefónica (Refer to Note 33 for details). The net decline in fair value during 2010 was partially due to the depreciation of Euro against RMB of approximately 10% in 2010. In addition, the quoted Euro market price of Telefónica shares experienced fluctuations as a result of the credit rating downgrades for certain Euro zone countries in the middle of 2010. The Euro share price of Telefónica increased and exceeded the initial Euro share value in a certain period during the third quarter of 2010 but it had decreased on a net basis by approximately 13% for the year 2010. Subsequently, during the period from 1 January 2011 to 29 March 2011, there was an appreciation of Euro against RMB of approximately 6%, and an increase in share price in Euro of approximately 5%, as compared to 31 December 2010.

In addition, the Group received cash dividends of RMB209 million and RMB480 million from this strategic investment for the years ended 31 December 2009 and 2010, respectively. Based on the judgment of the Group, the observed decline in the fair value below the cost of the equity investments in Telefónica was not considered to be significant or prolonged, in light of the ongoing exchange rate and share price volatility, the solid operating results and business prospects of Telefónica, its regular dividend distribution and strategic relationships with the Group, and therefore did not indicate any impairment as at 31 December 2010.

5. SEGMENT INFORMATION

The CODM has been indentified as the Board of Directors ("the BOD") of the Company which regularly reviews the Group's internal reporting in order to assess performance and allocate resources, and determines the operating segments based on these reports. The BOD considers the business from the provision of services perspective instead of the geographic perspective. Accordingly, the Group's operations comprise two operating segments based on the various types of telecommunications services, mainly provided to customers in Mainland China.

The major operating segments of the Group are classified as follows:

- Mobile business - the provision of GSM and WCDMA cellular and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;
- Fixed-line business - the provision of fixed-line telecommunications and related services, domestic and international data and Internet related services, and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China.

The CODM evaluates results of each operating segments based on revenue and costs that are directly attributable to the operating segments. The unallocated amounts primarily represent corporate and shared service expenses that are not directly allocated to one of the aforementioned operating segments. The unallocated amounts also included other statement of income items such as employee benefit expenses, interest income, income tax expenses, finance costs and other income, which cannot be directly identified to specific operating segments. Segment assets primarily comprise property, plant and equipment, other assets, inventories and receivables. Segment liabilities primarily comprise operating liabilities.

Revenue between segments are carried out on terms comparable to those transactions conducted with third parties or at standards promulgated by relevant government authorities. Revenue from external customers reported to the CODM is measured in a manner consistent with that in the consolidated statement of income.

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Operating Segments

	2010					
				Reconciling items		
	Mobile Business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	82,362	78,896	161,258	737	—	161,995
Information communication technology services and other revenue	15	1,046	1,061	955	—	2,016
Sales of telecommunications products	7,173	114	7,287	—	—	7,287
Total revenue from external customers	89,550	80,056	169,606	1,692	—	171,298
Intersegment revenue	205	4,233	4,438	742	(5,180)	—
Total revenue	89,755	84,289	174,044	2,434	(5,180)	171,298
Interconnection charges	(14,452)	(3,706)	(18,158)	—	4,431	(13,727)
Depreciation and amortisation	(23,358)	(28,830)	(52,188)	(2,317)	72	(54,433)
Networks, operations and support expenses	(3,102)	(9,409)	(12,511)	(13,876)	4	(26,383)
Employee benefit expenses	—	—	—	(23,517)	190	(23,327)
Other operating expenses	(22,056)	(8,491)	(30,547)	(18,032)	310	(48,269)
Finance costs	—	—	—	(1,985)	236	(1,749)
Interest income	—	—	—	378	(236)	142
Other income - net	—	—	—	1,221	—	1,221
Segment profit/(loss) before income tax	26,787	33,853	60,640	(55,694)	(173)	4,773
Income tax expenses						(922)
Profit for the year						3,851
Attributable to:						
Owners of the parent						3,851
Non-controlling interests						—
						3,851
Other information:						
Provision for doubtful debts	(1,927)	(649)	(2,576)	(7)	—	(2,583)
Capital expenditures for segment assets (a)	29,620	34,393	64,013	6,176	—	70,189

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Operating Segments (Continued)

	2009					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Telecommunications service revenue	69,769	79,549	149,318	275	—	149,593
Information communication technology services and other revenue	252	1,611	1,863	326	—	2,189
Sales of telecommunications products	1,970	193	2,163	—	—	2,163
Total revenue from external customers	71,991	81,353	153,344	601	—	153,945
Intersegment revenue	219	4,237	4,456	1,587	(6,043)	—
Total revenue	72,210	85,590	157,800	2,188	(6,043)	153,945
Interconnection charges	(13,104)	(4,292)	(17,396)	—	4,441	(12,955)
Depreciation and amortisation	(17,847)	(28,264)	(46,111)	(1,505)	29	(47,587)
Networks, operations and support expenses	(2,496)	(7,780)	(10,276)	(13,471)	19	(23,728)
Employee benefit expenses	—	—	—	(22,104)	173	(21,931)
Other operating expenses	(11,671)	(8,783)	(20,454)	(17,465)	1,196	(36,723)
Finance costs	—	—	—	(1,214)	178	(1,036)
Interest income	—	—	—	269	(178)	91
Realised gain on changes in fair value of derivative financial instrument	—	—	—	1,239	—	1,239
Other income - net	—	—	—	962	—	962
Segment profit/(loss) before income tax	27,092	36,471	63,563	(51,101)	(185)	12,277
Income tax expenses						(2,721)
Profit for the year						9,556
Attributable to:						
Owners of the parent						9,556
Non-controlling interests						—
						9,556
Other information:						
Provision for doubtful debts	(1,494)	(858)	(2,352)	(3)	—	(2,355)
Capital expenditures for segment assets (a)	56,984	46,494	103,478	8,996	—	112,474

(All amounts in RMB millions unless otherwise stated)

5. SEGMENT INFORMATION (Continued)

5.1 Operating Segments (Continued)

	31 December 2010					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	**170,839**	**225,769**	**396,608**	**46,446**	**(1,601)**	**441,453**
Total segment liabilities	**74,141**	**48,386**	**122,527**	**114,184**	**(1,099)**	**235,612**

	31 December 2009					
				Reconciling items		
	Mobile business	Fixed-line business	Subtotal	Unallocated amounts	Eliminations	Total
Total segment assets	170,577	213,172	383,749	34,470	(1,174)	417,045
Total segment liabilities	74,411	51,066	125,477	85,948	(847)	210,578

(a) Capital expenditures under "unallocated amounts" represent capital expenditures on common facilities, which benefit all operating segments.

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

The movement of property, plant and equipment for the years ended 31 December 2010 and 2009 is as follows:

	The Group						
	2010						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost or valuation:							
Beginning of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Additions	147	536	1,260	82	114	65,778	67,917
Transfer from CIP	4,336	33,505	30,199	2,087	578	(70,705)	—
Disposals	(65)	(1,360)	(2,142)	(689)	(257)	—	(4,513)
End of year	53,782	239,604	398,340	42,894	2,321	59,245	796,186
Representing:							
At cost	53,782	239,604	—	—	—	59,245	352,631
At valuation	—	—	398,340	42,894	2,321	—	443,555
	53,782	239,604	398,340	42,894	2,321	59,245	796,186
Accumulated depreciation and impairment:							
Beginning of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Charge for the year	(2,075)	(16,345)	(29,519)	(4,315)	(408)	—	(52,662)
Disposals	62	1,236	1,940	656	257	—	4,151
Impairment transfer out	—	—	1	—	—	9	10
End of year	(16,671)	(112,950)	(270,633)	(28,796)	(1,060)	(16)	(430,126)
Net book value:							
End of year	37,111	126,654	127,707	14,098	1,261	59,229	366,060
Beginning of year	34,706	109,082	125,968	16,277	977	64,147	351,157

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Group						
	2009						
	Buildings	Tele-communications equipment of Mobile business	Tele-communications equipment of Fixed-line business	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress	Total
Cost or valuation:							
Beginning of year (As previously reported)	44,950	163,279	345,143	36,086	1,627	40,783	631,868
2009 Business Combination under common control (Note 2.2 (b))	3,210	—	36,948	2,949	348	4,212	47,667
Beginning of year (As restated)	48,160	163,279	382,091	39,035	1,975	44,995	679,535
Additions	644	430	1,518	503	208	109,171	112,474
Transfer from CIP	3,329	54,031	24,565	3,674	271	(85,870)	—
Disposals	(297)	(10,817)	(2,203)	(957)	(251)	—	(14,525)
Distribution to Unicom Group (Note 2.2 (b))	(2,472)	—	(36,948)	(841)	(317)	(4,124)	(44,702)
End of year	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Representing:							
At cost	49,364	206,923	—	—	—	64,172	320,459
At valuation	—	—	369,023	41,414	1,886	—	412,323
	49,364	206,923	369,023	41,414	1,886	64,172	732,782
Accumulated depreciation and impairment:							
Beginning of year (As previously reported)	(13,019)	(95,942)	(217,482)	(20,668)	(813)	(32)	(347,956)
2009 Business Combination under common control (Note 2.2 (b))	(542)	—	(13,467)	(1,738)	(208)	(78)	(16,033)
Beginning of year (As restated)	(13,561)	(95,942)	(230,949)	(22,406)	(1,021)	(110)	(363,989)
Charge for the year	(1,859)	(12,286)	(27,693)	(4,077)	(327)	—	(46,242)
Disposals	286	10,387	1,969	930	251	—	13,823
Distribution to Unicom Group (Note 2.2 (b))	476	—	13,467	416	188	78	14,625
Impairment transfer out	—	—	151	—	—	7	158
End of year	(14,658)	(97,841)	(243,055)	(25,137)	(909)	(25)	(381,625)
Net book value:							
End of year	34,706	109,082	125,968	16,277	977	64,147	351,157
Beginning of year (As restated)	34,599	67,337	151,142	16,629	954	44,885	315,546

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

The last valuation was performed as at 31 December 2006 by an independent valuation firm on a depreciated replacement cost basis. As at 31 December 2010, the carrying value of all the revalued property, plant and equipment aforementioned would have been approximately RMB147,148 million (2009: approximately RMB149,960 million) had they been stated at cost less accumulated depreciation and accumulated impairment losses. The directors of the Company consider the fair values of these revalued property, plant and equipment were not materially different from their carrying values as at 31 December 2010.

As at 31 December 2010, the net book value of assets held under finance leases was approximately RMB219 million (2009: approximately RMB128 million).

For the year ended 31 December 2010, interest expense of approximately RMB804 million (2009: approximately RMB806 million) was capitalised to construction-in-progress. The capitalised borrowing rate represents the cost of capital for raising the related borrowings externally and varied from 3.60% to 4.56% for the year ended 31 December 2010 (2009: 4.27% to 4.80%).

For the year ended 31 December 2010, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB17 million (2009: a gain of approximately RMB79 million).

(All amounts in RMB millions unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT (Continued)

	The Company		
	Telecommunications equipment	Office furniture, fixtures, motor vehicles and others	Total
Cost:			
At 1 January 2010	**56**	**8**	**64**
Disposals	**(2)**	**(1)**	**(3)**
At 31 December 2010	**54**	**7**	**61**
Accumulated depreciation:			
At 1 January 2010	**(21)**	**(6)**	**(27)**
Charge for the year	**(4)**	**—**	**(4)**
Disposals	**1**	**1**	**2**
At 31 December 2010	**(24)**	**(5)**	**(29)**
Net book value:			
At 31 December 2010	**30**	**2**	**32**
Cost:			
At 1 January 2009	56	6	62
Additions	—	2	2
At 31 December 2009	56	8	64
Accumulated depreciation:			
At 1 January 2009	(16)	(6)	(22)
Charge for the year	(5)	—	(5)
At 31 December 2009	(21)	(6)	(27)
Net book value:			
At 31 December 2009	35	2	37

(All amounts in RMB millions unless otherwise stated)

7. LEASE PREPAYMENTS - GROUP

The Group's long-term prepayment for land use rights represents prepaid operating lease payments for land use rights in Mainland China and their net book value is analysed as follows:

	The Group	
	2010	2009
Held on:		
Leases of between 10 to 50 years	**7,533**	7,653
Leases of less than 10 years	**74**	76
	7,607	7,729

For the year ended 31 December 2010, the long-term prepayment for land use rights expensed in the statement of income amounted to approximately RMB249 million (2009: approximately RMB224 million).

8. GOODWILL - GROUP

Goodwill arising from the acquisitions of Unicom New Century Telecommunications Co., Ltd. and Unicom New World Telecommunications Co., Ltd. by the Group in 2002 and 2003, respectively, represented the excess of the purchase consideration over the Group's shares of the fair values of the separately identifiable net assets acquired prior to the adoption of HKFRSs and AG 5 in 2005.

Goodwill is allocated to the Group's cash-generating units ("CGU"). As at 31 December 2010 and 2009, all the carrying value of goodwill was attributable to the Mobile business. The recoverable amount of goodwill is determined based on value in use calculations. These calculations use pre-tax cash flow projections for 5 years based on financial budgets approved by management, including revenue annual growth rate of 6% and the applicable discount rate of 12%. Management determined expected operation results based on past performance and its expectations in relation to market developments. The expected growth rates used are consistent with the forecasts of the operating segments. The discount rate used is pre-tax and reflects specific risks relating to the CGU. Based on management's assessment results, there was no impairment of goodwill as at 31 December 2010 and 2009 and no reasonable change to the assumptions would lead to an impairment.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. Taxation on profits from outside Hong Kong has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates, the Company's subsidiaries mainly operated in the PRC and the applicable standard enterprise income tax rate is 25% (2009: 25%).

	The Group	
	2010	2009
Provision for income tax on the estimated taxable profits for the year		
– Hong Kong	**18**	45
– Outside Hong Kong	**328**	2,282
	346	2,327
Deferred taxation	**576**	394
Income tax expense	**922**	2,721

Reconciliation between applicable statutory tax rate and the effective tax rate:

	The Group	
	2010	2009
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**1.7%**	1.7%
Non-taxable income		
– Upfront connection fees arising from Fixed-line business	**(1.9%)**	(1.4%)
Impact of PRC preferential tax rates and tax holiday	**(2.1%)**	(1.1%)
Utilisation of previously unrecognised tax losses	**(1.7%)**	(0.6%)
Others	**(1.7%)**	(1.4%)
Effective tax rate	**19.3%**	22.2%

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

The analysis of deferred tax assets and deferred tax liabilities are as follow:

	The Group	
	2010	2009
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**4,364**	3,254
– Deferred tax asset to be recovered within 12 months	**1,211**	2,913
	5,575	6,167
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(505)**	(699)
– Deferred tax liabilities to be settled within 12 months	**(230)**	(266)
	(735)	(965)
Net deferred tax assets after offsetting	**4,840**	5,202
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**18**	6
– Deferred tax asset to be recovered within 12 months	**7**	59
	25	65
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(43)**	(16)
– Deferred tax liabilities to be settled within 12 months	**(4)**	(294)
	(47)	(310)
Net deferred tax liabilities after offsetting	**(22)**	(245)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

	The Company	
	2010	2009
Deferred tax assets:		
– Deferred tax asset to be recovered after 12 months	**475**	85
– Deferred tax asset to be recovered within 12 months	**—**	—
	475	85
Deferred tax liabilities:		
– Deferred tax liabilities to be settled after 12 months	**(310)**	(310)
– Deferred tax liabilities to be settled within 12 months	**—**	—
	(310)	(310)
Net deferred tax assets/(liabilities) after offsetting	**165**	(225)

There were no material unrecognised deferred tax assets and liabilities as at 31 December 2010 and 2009.

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

The movement of the net deferred tax assets/liabilities is as follows:

	The Group	
	2010	2009
Net deferred tax assets after offsetting:		
– Beginning of year	**5,202**	5,334
– Deferred tax charged to the statement of income	**(519)**	(132)
– Deferred tax credited to other comprehensive income	**157**	—
– End of year	**4,840**	5,202
Net deferred tax liabilities after offsetting:		
– Beginning of year	**(245)**	(16)
– Deferred tax charged to the statement of income	**(57)**	(262)
– Deferred tax credited to other comprehensive income	**280**	33
– End of year	**(22)**	(245)

	The Company	
	2010	2009
Net deferred tax assets/(liabilities) after offsetting:		
– Beginning of year	**(225)**	—
– Deferred tax charged to the statement of income	**(35)**	(266)
– Deferred tax credited to other comprehensive income	**425**	41
– End of year	**165**	(225)

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

Deferred taxation as at year-end represents the taxation effect of the following temporary differences, taking into consideration the offsetting of balances related to the same tax authority:

	Note	The Group	
		2010	2009
Net deferred tax assets after offsetting:			
Deferred tax assets:			
Provision for doubtful debts		**1,047**	1,064
Impairment loss on property, plant and equipment		**1,093**	2,034
Unrecognised revaluation surplus on property, plant and equipment under PRC regulations	i	**1,835**	1,917
Revaluation deficit on property, plant and equipment	ii	**67**	116
Accruals of expenses not yet deductible for tax purpose		**709**	418
Deferral and amortisation of upfront non-refundable revenue		**126**	142
Deferred revenue on subscriber points reward programme		**63**	48
Deferred revenue in relation to the provision of supporting services upon the disposal of the CDMA business		**28**	32
Accruals of retirement benefits		**13**	25
Unrealised profit for the inter-company transactions		**224**	214
Deductible tax losses		**203**	—
Changes in fair value on available-for-sale financial assets	33	**467**	—
Others		**42**	157
		5,917	6,167
Deferred tax liabilities:			
Capitalisation and amortisation of direct incremental costs		**(106)**	(108)
Capitalised interest already deducted for tax purpose		**(392)**	(528)
Revaluation surplus on property, plant and equipment	ii	**(242)**	(299)
Realised gain on changes in fair value of derivative financial instrument	33	**(310)**	—
Others		**(27)**	(30)
		(1,077)	(965)
		4,840	5,202

(All amounts in RMB millions unless otherwise stated)

9. TAXATION (Continued)

	Note	The Group	
		2010	2009
Net deferred tax liabilities after offsetting:			
Deferred tax assets:			
Deductible tax losses carried forward		**—**	37
Changes in fair value on available-for-sale financial assets	33	**—**	41
Others		**25**	28
		25	106
Deferred tax liabilities:			
Realised gain on changes in fair value of derivative financial instrument	33	**—**	(310)
Changes in fair value on available-for-sale financial assets		**(12)**	(23)
Accelerated depreciation for tax purpose		**(35)**	(18)
		(47)	(351)
		(22)	(245)

	Note	The Company	
		2010	2009
Deferred tax assets:			
Changes in fair value on available-for-sale financial assets	33	**467**	41
Deductible tax loss carried forward		**—**	37
Others		**8**	7
		475	85
Deferred tax liabilities:			
Realised gain on changes in fair value of derivative financial instrument	33	**(310)**	(310)
		165	(225)

(i) The prepayments for the leasehold land and buildings held by China Netcom were revalued for PRC tax purposes as at 31 December 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not recognised under IFRSs/HKFRSs. Accordingly, deferred tax assets were recorded by the Group under IFRSs/HKFRSs.

(ii) The property, plant and equipment other than buildings and telecommunications equipment of Mobile business are carried at revalued amount under IFRSs/HKFRSs, which are not used for PRC tax reporting purposes. As a result, the Group recorded the deferred tax assets or liabilities arising from the revaluation deficit or surplus under IFRSs/HKFRSs.

(All amounts in RMB millions unless otherwise stated)

10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

		The Group		The Company	
	Note	**2010**	2009	**2010**	2009
Equity securities issued by corporates		**6,214**	7,977	**6,087**	7,789
Analysed by place of listing:					
Listed in the PRC		**127**	188	**—**	—
Listed outside the PRC	33	**6,087**	7,789	**6,087**	7,789
		6,214	7,977	**6,087**	7,789

For the year ended 31 December 2010, changes in fair value of available-for-sale financial assets amounted to approximately RMB1,777 million (2009: approximately RMB71 million). The changes in fair value, net of tax impact of approximately RMB437 million (2009: approximately RMB33 million) was recorded in the consolidated statement of comprehensive income.

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(a) Investments in subsidiaries

	The Company	
	2010	2009
Unlisted equity investments, at cost	**159,982**	159,967

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY (Continued)

(a) Investments in subsidiaries (Continued)

As at 31 December 2010, the details of the Company's subsidiaries are as follows:

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China United Network Communications Corporation Limited (merged with China Netcom (Group) Company Limited ("CNC China") on 1 January 2009)	The PRC, 21 April 2000, limited liability company	100%	—	RMB 138,091,677,828	Telecommunications operation in the PRC
China Netcom Group Corporation (Hong Kong) Limited	Hong Kong, 22 October 1999, limited company	100%	—	6,699,197,200 ordinary shares, USD0.04 each	Investment holding in Hong Kong
Unicom New World (BVI) Limited	British Virgin Islands ("BVI"), 5 November 2003, limited company	100%	—	1,000 shares, HKD1 each	Dormant
China Unicom (Hong Kong) Operations Limited	Hong Kong, 24 May 2000, limited company	100%	—	60,100,000 shares, HKD1 each	Telecommunications service in Hong Kong
China Netcom (Hong Kong) Operations Limited	Hong Kong, 2 May 2001, limited company	—	100%	1,000 ordinary shares, HKD1 each	Dormant
China Unicom (Americas) Operations Limited	The United States of America (the "USA"), 24 May 2002, limited company	100%	—	5,000 shares, USD100 each	Telecommunications service in the USA
China Unicom (Europe) Operations Limited	United Kingdom, 8 November 2006, limited company	100%	—	4,861,000 shares, GBP1 each	Telecommunications operation in the United Kingdom
China Unicom (Japan) Operations Corporation	Japan, 25 January 2007, limited company	100%	—	1,000 shares, JPY366,000 each	Telecommunications operation in Japan

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
China Unicom (Singapore) Operations Pte Limited	Singapore, 5 August 2009, limited company	100%	—	1 share, USD1 each and 15,000,000 shares, RMB1 each	Telecommunications operation in Singapore
Billion Express Investments Limited ("Billion Express")	British Virgin Islands, 15 August 2007, limited company	100%	—	1 share, USD1 each	Investing holding and financing subsidiary of the Company
China Unicom Limited	Hong Kong, 31 August 2007, limited company	100%	—	2 ordinary shares, HKD1 each	Dormant
Unicom Vsens Telecommunications Company Limited	The PRC, 19 August 2008, limited liability company	—	100%	RMB500,000,000	Sales of handsets, telecommunications equipment and provision of technical services in the PRC
China Unicom Mobile Network Company Limited	The PRC, 31 December 2008, limited liability company	—	100%	RMB500,000,000	Dormant
China Unicom System Integration Limited Corporation	The PRC, 30 April 2006, limited liability company	—	100%	RMB550,000,000	Provision of information communications technology services in the PRC
China Unicom Broadband Online Limited Corporation	The PRC, 29 March 2006, limited liability company	—	100%	RMB30,000,000	Provision of internet information services and value-added telecommunications services in the PRC
Beijing Telecommunications Planning and Designing Institute Corporation Limited –	The PRC, 1 June 2007 limited liability company	—	100%	RMB264,227,115	Provision of telecommunications network construction, planning and technical consulting services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(Continued)

(a) Investments in subsidiaries (Continued)

Name	Place and date of incorporation and nature of legal entity	Percentage of equity interests held		Particulars of issued share capital	Principal activities and place of operation
		Direct	Indirect		
Zhongrong Information Service Limited Corporation	The PRC, 31 March 2008 limited liability company	—	100%	RMB50,000,000	Provision of information consulting and technology development outsourcing services in the PRC
China Information Technology Designing & Consulting Institute Company Limited	The PRC, 27 September 2008 limited liability company	—	100%	RMB430,000,000	Provision of consultancy, survey, design and contract services relating to information projects and construction projects in the telecommunications industry in the PRC
Unicom Xingye Science and Technology Trade Company Limited	The PRC, 30 October 2000, limited liability company	—	100%	RMB30,000,000	Provision of technical support, manufacturing, research and design services for SIM/USIM cards and other telecommunications cards in the PRC
New Guoxin Telecom Corporation of China Unicom	The PRC, 17 September 1998, limited liability company	—	100%	RMB6,825,087,800	Provision of customer services in the PRC
Huaxia P&T Project Consultation and Management Company Limited	The PRC, 5 March 1998, limited liability company	—	100%	RMB10,000,000	Provision of project consultation and management service in the PRC
Zhengzhou Kaicheng Industrial Company Limited	The PRC, 21 December 2005, limited liability company	—	100%	RMB2,200,000	Provision of property management services in PRC
Zhengzhou Information and Design Technology Publishing Company	The PRC, 17 February 2003, limited liability company	—	100%	RMB300,000	Provision of magazine publishing services in the PRC

(All amounts in RMB millions unless otherwise stated)

11. INVESTMENTS IN AND LOANS/AMOUNT DUE TO/FROM SUBSIDIARIES - COMPANY

(Continued)

(b) Loans to/from subsidiaries

(i) In September 2006, the Company and CUCL signed an agreement for a long-term unsecured loan to CUCL of USD995 million which was wholly repayable in 2009. In June 2009 and June 2010, the Company and CUCL extended the agreement for one year respectively and on the same terms, except as to the interest rate which changed to the lower of 2.5% or LIBOR plus 0.12% margin. As at 31 December 2010, such loan amounted to approximately RMB6,590 million (2009: approximately RMB6,794 million).

(ii) In April 2009, the Company and China Netcom signed an agreement for a short-term unsecured loan facility of HKD100 million to China Netcom. The loan under the agreement is interest-free and repayable in full in 2010. In 2010, the Company and China Netcom extended the agreement on the same terms. As at 31 December 2010 and 2009, China Netcom has utilised HKD73.60 million (equivalent to approximately RMB63 million and RMB65 million, respectively).

(iii) In October 2010, Billion Express signed an agreement with the Company for a long-term unsecured loan of USD1,822 million to the Company. The loan carries interests at 1% per annum and is repayable in 2015 except for the interests which are repayable semi-annually. The Company and CUCL simultaneously entered into an agreement to lend such funds to CUCL with similar terms. As at 31 December 2010, such loan amounted to approximately RMB12,067 million.

(c) Amounts due to/from subsidiaries

The amounts due to/from subsidiaries, other than loans to/from subsidiaries as disclosed above, are unsecured, interest-free and repayable on demand.

12. OTHER ASSETS - GROUP

	The Group	
	2010	2009
Direct incremental costs for activating mobile subscribers	**423**	433
Installation costs of Fixed-line business	**1,309**	1,732
Prepaid rental for premises and leased lines	**3,521**	3,454
Purchased software	**4,440**	3,954
Others	**2,060**	2,023
	11,753	11,596

(All amounts in RMB millions unless otherwise stated)

13. INVENTORIES AND CONSUMABLES - GROUP

	The Group	
	2010	2009
Handsets and other customer end products	**2,461**	1,637
Telephone cards	**308**	264
Consumables	**860**	449
Others	**99**	62
	3,728	2,412

14. ACCOUNTS RECEIVABLE, NET - GROUP

	The Group	
	2010	2009
Accounts receivable for Mobile business	**5,022**	3,850
Accounts receivable for Fixed-line business	**8,042**	8,783
Accounts receivable for other business	**202**	262
Sub-total	**13,266**	12,895
Less: Provision for doubtful debts for Mobile business	**(2,074)**	(1,874)
Provision for doubtful debts for Fixed-line business	**(1,829)**	(2,115)
Provision for doubtful debts for other business	**(77)**	(81)
	9,286	8,825

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE, NET - GROUP (Continued)

The aging analysis of accounts receivable is as follows:

	The Group	
	2010	2009
Within one month	**6,625**	6,384
More than one month to three months	**1,316**	1,235
More than three months to one year	**3,054**	2,936
More than one year	**2,271**	2,340
	13,266	12,895

The normal credit period granted by the Group is on average between 30 days to 90 days from the date of billing.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

As at 31 December 2010, accounts receivable of approximately RMB2,661 million (2009: approximately RMB2,441 million) were past due but not impaired. These relate to customers for which there is no recent history of default. The aged analysis of these receivables was as follows:

	The Group	
	2010	2009
More than one month to three months	**1,316**	1,235
More than three months to one year	**1,056**	882
More than one year	**289**	324
	2,661	2,441

(All amounts in RMB millions unless otherwise stated)

14. ACCOUNTS RECEIVABLE, NET - GROUP (Continued)

As at 31 December 2010, accounts receivable of approximately RMB3,980 million (2009: approximately RMB4,070 million) were impaired. The individually impaired receivables mainly relate to subscriber service fees. The aging of these receivables is as follows:

	The Group	
	2010	2009
More than three months to one year	**1,998**	2,054
More than one year	**1,982**	2,016
	3,980	4,070

Provision for doubtful debts is analysed as follows:

	The Group	
	2010	2009
Balance, beginning of year	**4,070**	3,462
Provision for the year	**2,573**	2,334
Written-off during the year	**(2,663)**	(1,726)
Balance, end of year	**3,980**	4,070

The creation and release of provisions for impaired receivables have been recognised in the statement of income. Amounts charged to the allowance account are generally written-off when there is reliable evidence to indicate no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable mentioned above. The Group does not hold any collateral as security.

15. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2010	2009	**2010**	2009
Prepaid rental	**1,318**	845	**1**	1
Deposits and prepayments	**2,006**	1,379	**6**	4
Prepaid income tax	**620**	1,060	**—**	—
Advances to employees	**321**	274	**—**	—
Others	**850**	694	**—**	—
	5,115	4,252	**7**	5

(All amounts in RMB millions unless otherwise stated)

15. PREPAYMENTS AND OTHER CURRENT ASSETS (Continued)

The aging analysis of prepayments and other current assets is as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
Within one year	**4,629**	3,806	**7**	5
More than one year	**486**	446	**—**	—
	5,115	4,252	**7**	5

As at 31 December 2010, there was no significant impairment for the prepayments and other current assets.

16. SHORT-TERM BANK DEPOSITS - GROUP

	The Group	
	2010	2009
Bank deposits with maturity exceeding three months	**254**	970
Restricted bank deposits	**19**	26
	273	996

As at 31 December 2010, restricted bank deposits primarily represented deposits that were subject to externally imposed restrictions as requested by contractors in relation to payables owed to the contractors.

17. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2010	2009	**2010**	2009
Cash at bank and in hand	**12,520**	7,210	**49**	53
Bank deposits with original maturities of three months or less	**9,975**	610	**566**	610
	22,495	7,820	**615**	663

18. SHARE CAPITAL - COMPANY

	The Company	
	2010	2009
	HKD millions	HKD millions
Authorised:		
30,000,000,000 ordinary shares of HKD0.10 each	**3,000**	3,000

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2009	23,768	2,376	2,329	166,784	169,113
Issuance of shares for mutual investment by the Company and Telefónica (Note a)	694	69	60	6,651	6,711
Off-market share repurchase (Note b)	(900)	(90)	(79)	—	(79)
At 31 December 2009	23,562	2,355	2,310	173,435	175,745
Issuance of shares upon exercise of options (Note 35)	—	—	—	1	1
At 31 December 2010	**23,562**	**2,355**	**2,310**	**173,436**	**175,746**

Note a : *On 21 October 2009, the Company issued 693,912,264 ordinary shares of HKD0.10 each at a price of HKD11.17 per share in exchange for 40,730,735 Telefónica treasury shares at a price of Euro17.24 each. Please refer to Note 33 for details.*

Note b: *Pursuant to a special resolution passed at the extraordinary general meeting held on 3 November 2009, the Company repurchased 899,745,075 shares, being all the shares previously owned by SK Telecom Co., Ltd, by way of an off-market share repurchase. The total consideration of HKD9,991,669,058, being HKD11.105 for each share, was satisfied in cash upon completion. The total consideration of HKD9,991,669,058 (equivalent to RMB8,801,661,273) was charged to retained profits. The repurchased shares were cancelled subsequently.*

In addition, pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HKD89,974,508 (equivalent to RMB79,258,544) was transferred from share capital to the capital redemption reserve.

(All amounts in RMB millions unless otherwise stated)

19. RESERVES

(a) Nature and purpose

(i) Statutory reserves

CUCL is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association, it is required to provide for certain statutory reserves, namely, general reserve fund and staff bonus and welfare fund, which are appropriated from profit after tax and non-controlling interests but before dividend distribution.

CUCL is required to allocate at least 10% of its profit after tax and non-controlling interests determined under the PRC Company Law to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon approval obtained from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CUCL appropriated approximately RMB379 million (2009: approximately RMB769 million) to the general reserve fund for the year ended 31 December 2010.

Appropriation to the staff bonus and welfare fund is at the discretion of the directors. The staff bonus and welfare fund can only be used for special bonuses or the collective welfare of the employees and cannot be distributed as cash dividends. Under IFRSs/HKFRSs, the appropriations to the staff bonus and welfare fund will be charged to the statement of income as expenses incurred since any assets acquired through this fund belong to the employees. For the years ended 31 December 2010 and 2009, no appropriation to staff bonus and welfare fund has been made by CUCL.

According to the PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees in respect of the Fixed-line business are not subject to the PRC enterprise income tax and an amount equal to the upfront connection fees recognised in the retained profits should be transferred from retained profits to the statutory reserve. Up to 31 December 2010, the Group has made an accumulated appropriation of approximately RMB12,274 million to the statutory reserve (Up to 31 December 2009 : approximately RMB12,082 million).

(All amounts in RMB millions unless otherwise stated)

19. RESERVES (Continued)

(a) Nature and purpose (Continued)

(ii) Share premium and capital redemption reserve

The application of the share premium account and the capital redemption reserve is governed by Sections 48B and 49H, respectively, of the Hong Kong Companies Ordinance and these reserves cannot be distributed to shareholders by way of dividend.

(iii) Available-for-sale fair value reserve

The available-for-sale fair value reserve represents the changes in the fair value of available-for-sale financial assets, net of tax, until the financial assets are derecognised or impaired.

(iv) Convertible bonds reserve

The convertible bonds reserve represents the equity component of the convertible bonds at initial recognition.

(b) Profit attributable to owners of the parent

For the year ended 31 December 2010, profit attributable to owners of the parent included a profit of approximately RMB721 million (2009: approximately RMB13,694 million), which has been dealt with in the financial statements of the Company. As at 31 December 2010, the amount of profit distributable to owners of the parent amounted to approximately RMB2,172 million (2009: approximately RMB5,221 million).

(All amounts in RMB millions unless otherwise stated)

20. LONG-TERM BANK LOANS - GROUP

	Interest rates and final maturity	The Group	
		2010	2009
RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013		
– secured		**800**	—
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (2009: Nil to 5.00%) per annum with maturity through 2039 (2009: maturity through 2039)		
– secured		**128**	137
– unsecured		**327**	357
		455	494
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (2009: 1.10% to 2.50%) per annum with maturity through 2034 (2009: maturity through 2034)		
– unsecured		**265**	327
Sub-total		**1,520**	821
Less: Current portion		**(58)**	(62)
		1,462	759

(All amounts in RMB millions unless otherwise stated)

20. LONG-TERM BANK LOANS - GROUP (Continued)

The repayment schedule of the long-term bank loans is as follows:

	The Group	
	2010	2009
Balances due:		
– not later than one year	**58**	62
– later than one year and not later than two years	**50**	54
– later than two years and not later than five years	**950**	165
– later than five years	**462**	540
	1,520	821
Less: Portion classified as current liabilities	**(58)**	(62)
	1,462	759

(a) The fair values of the Group's non-current portion of long-term bank loans at 31 December 2010 and 2009 are as follows:

	The Group	
	2010	2009
Long-term bank loans	**1,311**	552

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.28% to 4.97% (2009: 4.48% to 4.72%) per annum.

(b) As at 31 December 2010, bank loans of approximately RMB128 million (2009: approximately RMB137 million) were secured by corporate guarantees granted by third parties.

(All amounts in RMB millions unless otherwise stated)

21. PROMISSORY NOTES - GROUP

On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum.

On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum.

The fair value of the Group's promissory notes at 31 December 2010 amounted to approximately RMB14,881 million. The fair value is computed based on the expected cash flows discounted on market rates ranging from 4.15% to 4.25% per annum.

22. CONVERTIBLE BONDS - GROUP

On 18 October 2010, Billion Express, a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to adjustment in certain events set out in the Trust deed dated 18 October 2010. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the year ended 31 December 2010, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component is credited to the convertible bonds reserve under equity attributable to owners of the parent.

(All amounts in RMB millions unless otherwise stated)

22. CONVERTIBLE BONDS - GROUP (Continued)

The convertible bonds recognised in the consolidated balance sheet are calculated as follows:

	The Group
	2010
Face value of convertible bonds at issue date	**12,236**
Less: direct issue costs	**(96)**
Face value of convertible bonds at issue date, net	**12,140**
Including:	
Equity component on initial recognition	**572**
Liability component on initial recognition	**11,568**
	12,140
Movement of liability component:	
Liability component on initial recognition	**11,568**
Less: effect of exchange gain on liability component	**(55)**
Add: imputed finance cost	**45**
Liability component at 31 December 2010	**11,558**

The liability component of the convertible bonds at 31 December 2010 amounted to approximately RMB11,558 million (equivalent to USD1,745 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

(All amounts in RMB millions unless otherwise stated)

23. CORPORATE BONDS - GROUP

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

The fair values of the Group's corporate bonds at 31 December 2010 and 2009 are as follows:

	The Group	
	2010	2009
Corporate bonds	**7,205**	7,143

The fair value is based on cash flows discounted using rates based on the market rates ranging from 4.28% to 5.01% (2009: 4.18% to 4.86%) per annum.

24. OTHER OBLIGATIONS - GROUP

		The Group	
	Note	**2010**	2009
One-off cash housing subsidies	(a)	**2,502**	2,502
Obligations under finance lease	(b)	**204**	129
Others		**93**	90
Sub-total		**2,799**	2,721
Less: Current portion		**(2,637)**	(2,534)
		162	187

(All amounts in RMB millions unless otherwise stated)

24. OTHER OBLIGATIONS - GROUP (Continued)

(a) The movement of early retirement benefits and one-off cash housing subsidies is as follows:

	Early retirement benefits Note (ii)	**One-off cash housing subsidies** Note (i) & (ii)
As at 1 January 2009	2,109	2,502
Additions during the year	—	—
Payments during the year	(2,109)	—
As at 31 December 2009	—	2,502
As at 1 January 2010 and 31 December 2010	—	2,502

(i) Certain staff quarters, prior to 1998, have been sold to certain of the Group's employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal governments based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group has determined to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounted to RMB4,142 million, which was charged to the statement of income for the year ended 31 December 2000 (the year in which the Council circular in respect of cash subsidies was issued).

(ii) Pursuant to the reorganisation undertaken on 30 June 2004 between China Netcom, China Netcom (Holding) Company Limited and Netcom Group and the acquisition of the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi province, Neimenggu autonomous region, Jilin province and Heilongjiang province from Netcom Group (the "Acquisition of New Horizon") in 2005, if the actual payments required for housing subsidies and early retirement benefits differ from the amount provided as at 30 June 2004 and 30 June 2005, Netcom Group would bear any additional payments required or would be paid the difference if the actual payments are lower than the amount provided. Upon the completion of the merger between Unicom Group and Netcom Group in January 2009, Unicom Group has assumed all the rights and obligations of Netcom Group. In 2009, the Group fully repaid the amount in relation to early retirement benefits to Unicom Group.

(All amounts in RMB millions unless otherwise stated)

24. OTHER OBLIGATIONS - GROUP (Continued)

(b) Obligations under finance lease

The obligations under finance lease represent the payables for the finance lease of telecommunications equipment. The lease payments under finance lease are analysed as follows:

	2010	2009
Total minimum lease payments under finance lease:		
– not later than one year	**129**	29
– later than one year and not later than two years	**82**	105
	211	134
Less: Future finance charges	**(7)**	(5)
Present value of minimum obligations	**204**	129
Representing obligations under finance lease:		
– current liabilities	**126**	26
– non-current liabilities	**78**	103

(All amounts in RMB millions unless otherwise stated)

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2010	2009	**2010**	2009
Payables to contractors and equipment suppliers	**76,534**	85,941	**—**	—
Payables to telecommunications product suppliers	**3,189**	3,193	**—**	—
Customer/contractor deposits	**3,200**	2,522	**—**	—
Repair and maintenance expense payables	**2,449**	1,900	**—**	—
Salary and welfare payables	**1,017**	1,364	**35**	27
Interest payable	**740**	212	**70**	19
Amounts due to services providers / content providers	**1,034**	1,069	**—**	—
Accrued expenses	**5,394**	4,268	**10**	18
Others	**4,102**	3,603	**—**	—
	97,659	104,072	**115**	64

The aging analysis of payables and accrued liabilities is as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
Less than six months	**85,485**	90,983	**113**	59
Six months to one year	**3,866**	4,031	**1**	4
More than one year	**8,308**	9,058	**1**	1
	97,659	104,072	**115**	64

26. COMMERCIAL PAPERS - GROUP

On 1 April 2010, CUCL issued tranche one of a commercial paper in the amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.64% per annum.

On 20 September 2010, CUCL issued tranche two of a commercial paper in the amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 2.81% per annum.

(All amounts in RMB millions unless otherwise stated)

27. SHORT-TERM BANK LOANS

	Interest rates and final maturity	The Group 2010	The Group 2009	The Company 2010	The Company 2009
RMB denominated bank loans	Fixed interest rates ranging from 2.88% to 4.59% (2009: 3.50% to 4.37%) per annum with maturity through 2011 (2009: maturity through 2010)				
– unsecured		**2,610**	55,104	**—**	—
RMB denominated bank loans	Floating interests rates, 10% downward on the benchmark interest rate issued by the People's Bank of China with maturity through 2011				
– unsecured		**23,195**	—	**—**	—
– secured		**30**	—	**—**	—
		23,225	—	**—**	—
HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.4% to 1.0% (2009: plus 0.42%) per annum with maturity through 2011 (2009: maturity through 2010)				
– unsecured		**10,892**	8,805	**10,892**	8,805
Total		**36,727**	63,909	**10,892**	8,805

(i) The carrying values of short-term bank loans approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

28. REVENUE - GROUP

The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,870 million for the year ended 31 December 2010 (2009: approximately RMB4,487 million).

The major components of revenue are as follows:

	2010	2009
Mobile business		
- Usage and monthly fees	**47,004**	42,297
- Value-added services revenue	**25,852**	19,070
- Interconnection revenue	**9,022**	8,220
- Other service revenue	**484**	182
Total mobile telecommunications service revenue	**82,362**	69,769
Fixed-line business		
- Usage and monthly fees	**29,085**	34,369
- Broadband, data and other Internet-related services revenue	**32,595**	26,364
- Interconnection revenue	**5,243**	5,599
- Value-added services revenue	**4,860**	5,238
- Leased line income	**5,589**	5,683
- Upfront connection fees	**192**	490
- Other service revenue	**1,332**	1,806
Total fixed-line telecommunications service revenue	**78,896**	79,549
Unallocated telecommunications service revenue	**737**	275
Total telecommunications service revenue	**161,995**	149,593
Information communication technology services and other revenue	**2,016**	2,189
Sales of telecommunications products	**7,287**	2,163
Total revenue from external customers	**171,298**	153,945

29. NETWORKS, OPERATIONS AND SUPPORT EXPENSES - GROUP

	2010	2009
Repair and maintenance	8,781	8,606
Power and water charges	8,884	7,414
Operating leases for networks, premises, equipment and facilities	7,848	6,778
Others	870	930
Total networks, operations and support expenses	26,383	23,728

30. EMPLOYEE BENEFIT EXPENSES - GROUP

	Note	2010	2009
Salaries and wages		18,993	17,842
Contributions to defined contribution pension schemes		2,670	2,558
Contributions to housing fund		1,422	1,321
Other housing benefits		186	183
Share-based compensation	35	56	27
Total employee benefit expenses		23,327	21,931

30.1 Directors' and senior management's emoluments

The remuneration of every Director for the year ended 31 December 2010 is set out below:

Name of Director	Notes	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		—	2,090	822	266	28	3,206
Lu Yimin		—	1,828	781	—	28	2,637
Zuo Xunsheng		—	1,480	740	231	28	2,479
Tong Jilu		—	1,480	717	183	28	2,408
Cesareo Alierta Izuel		261	—	—	—	—	261
Cai Hongbin	(b)	217	—	—	—	—	217
Cheung Wing Lam Linus		351	—	—	—	—	351
Wong Wai Ming		366	—	—	—	—	366
John Lawson Thornton		340	—	—	—	—	340
Timpson Chung Shui Ming		340	—	—	—	—	340
Wu Jinglian	(c)	129	—	—	35	—	164
Kim Shin Bae	(d)	—	—	—	—	—	—
Jung Man Won	(e)	—	—	—	—	—	—
Total		2,004	6,878	3,060	715	112	12,769

30. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

30.1 Directors' and senior management's emoluments (Continued)

The remuneration of every Director for the year ended 31 December 2009 is set out below:

Name of Director	Notes	Fees (RMB'000)	Salaries and allowance (RMB'000)	Bonuses paid and payable (RMB'000)	Other benefits Note(a) (RMB'000)	Contributions to pension schemes (RMB'000)	Total (RMB'000)
Chang Xiaobing		—	2,115	786	31	26	2,958
Lu Yimin		—	1,809	719	—	26	2,554
Zuo Xunsheng		—	1,498	686	41	26	2,251
Tong Jilu		—	1,498	650	21	26	2,195
Cesareo Alierta Izuel		264	—	—	—	—	264
Wu Jinglian	(c)	361	—	—	—	—	361
Kim Shin Bae	(d)	16	—	—	—	—	16
Cheung Wing Lam Linus		344	—	—	—	—	344
Wong Wai Ming		370	—	—	—	—	370
John Lawson Thornton		344	—	—	—	—	344
Timpson Chung Shui Ming		344	—	—	—	—	344
Jung Man Won	(e)	209	—	—	—	—	209
Total		2,252	6,920	2,841	93	104	12,210

Notes:

(a) *Other benefits represent the share-based compensation cost recognised for the relevant period for the share options granted to the directors of the Company under the Company's share option schemes.*

(b) *Mr. Cai Hongbin was appointed as independent non-executive director on 13 May 2010.*

(c) *Mr. Wu Jinglian resigned as independent non-executive director on 12 May 2010.*

(d) *Mr. Kim Shin Bae resigned as non-executive director on 22 January 2009.*

(e) *Mr. Jung Man Won was appointed as non-executive director on 22 January 2009 and resigned from non-executive director on 5 November 2009.*

During 2010 and 2009, no share options were granted to the Directors.

No directors waived the right to receive emoluments during the year (2009: Nil).

During 2010 and 2009, the Company did not incur any payment to any director for loss of office or as an inducement to any director to join the Company.

30. EMPLOYEE BENEFIT EXPENSES - GROUP (Continued)

30.2 Five highest paid individuals

Of the five highest paid individuals for the year ended 31 December 2010, four (2009: four) of them are existing directors of the Company and their remuneration has been disclosed in Note 30.1, the remaining one (2009: one) is an employee of the Company whose remuneration falls within the band from RMB2.0 million to RMB2.5 million:

	2010 (RMB'000)	2009 (RMB'000)
Salaries and allowances	**1,480**	1,462
Bonuses paid and payable	**717**	633
Contributions to pension schemes	**28**	26
Other benefits (Note 30.1(a))	**47**	19
	2,272	2,140

31. OTHER OPERATING EXPENSES - GROUP

	2010	2009
Provision for doubtful debts	**2,583**	2,355
Cost of telecommunications products sold	**10,688**	2,689
Cost in relation to information communications technology services	**895**	839
Commission expenses	**13,776**	11,994
Advertising and promotion expenses	**3,931**	4,290
Customer installation cost	**2,435**	2,449
Customer acquisition and retention cost	**3,591**	2,287
Auditors' remuneration	**68**	73
Property management fee	**1,503**	1,434
Office and administrative expenses	**3,422**	2,915
Transportation expense	**1,805**	1,825
Miscellaneous taxes and fees	**653**	583
Others	**2,919**	2,990
Total other operating expenses	**48,269**	36,723

(All amounts in RMB millions unless otherwise stated)

32. FINANCE COSTS - GROUP

	Note	2010	2009
Finance costs:			
– Interest on bank loans repayable within 5 years		**1,726**	911
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years		**824**	607
– Interest on convertible bonds repayable within 5 years		**45**	—
– Interest on related party loan repayable within 5 years		**25**	16
– Interest on bank loans repayable over 5 years		**4**	5
– Interest on corporate bonds repayable over 5 years		**90**	90
– Less: Amounts capitalised in construction-in-progress	6	**(804)**	(806)
Total interest expense		**1,910**	823
– Exchange (gain)/loss , net		**(388)**	15
– Others		**227**	198
Total finance costs		**1,749**	1,036

33. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a subscription agreement ("Subscription Agreement"), pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares. On 21 October 2009 ("Completion Date"), the Company and Telefónica completed the mutual investment of the equivalent of USD1 billion in each other, which was implemented by way of the subscription by Telefónica for 693,912,264 new shares of the Company at a price of HKD11.17 each, satisfied by the contribution by Telefónica of 40,730,735 Telefónica treasury shares at a price of Euro17.24 each to the Company.

At the inception of the subscription agreement on 6 September 2009, the Company's agreement to undertake the above mutual investment with Telefónica is treated as a derivative financial instrument in accordance with IAS/HKAS 39 "Financial instrument: Recognition and measurement" as it represents a forward contract for the purchase of shares by the Company and Telefónica in each other at predetermined fixed prices and is denominated in a foreign currency. The derivative financial instrument would be remeasured at fair value at each balance sheet date with all subsequent changes in fair value being charged or credited to the statement of income in the period when the change occurs until the completion of the mutual investment by the Company and Telefónica in each other at the Completion date. On 21 October 2009, the derivative financial instrument was derecognised and an available-for-sale financial asset, representing the investment in the Telefónica shares, was recognised correspondingly at the then fair value of the Telefónica shares.

As at the Completion Date, 21 October 2009, the fair value of the Telefónica shares was determined to be approximately RMB7,952 million and the changes in the fair value of the derivative financial instrument during the period from 6 September 2009 to 21 October 2009 resulted in a fair value gain of approximately RMB1,239 million, which has been recorded as "Realised gain on changes in fair value of derivative financial instrument" in the consolidated statement of income for the year ended 31 December 2009.

(All amounts in RMB millions unless otherwise stated)

33. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA IN EACH OTHER (Continued)

As at 31 December 2010, the related available-for-sale financial asset amounted to approximately RMB6,087 million (2009: approximately RMB7,789 million). For the year ended 31 December 2010, changes in fair value of available-for-sale financial asset amounted to approximately RMB1,702 million (2009: approximately RMB163 million). The changes in fair value, net of tax impact of approximately RMB426 million (2009: approximately RMB41 million), was recorded in the consolidated statement of comprehensive income.

34. OTHER INCOME - NET - GROUP

	2010	2009
Dividend income from available-for-sale financial assets	**485**	215
Gain on the non-monetary assets exchange	**10**	38
Others	**726**	709
Total other income-net	**1,221**	962

35. EQUITY-SETTLED SHARE OPTION SCHEMES

35.1 Fixed award pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme")

Pursuant to the resolution passed by the Board of Directors in June 2000, the Company adopted the Pre-Global Offering Share Option Scheme on 1 June 2000 for the granting of share options to qualified employees on the following terms:

(i) the exercise price is equivalent to the share issue price of the Global Offering of HKD15.42 per share (excluding the brokerage fee and SEHK transaction levy); and

(ii) the share options are vested and exercisable after 2 years from the grant date and expire 10 years from the date of grant.

No further options can be granted under the Pre-Global Offering Option Scheme.

The Pre-Global Offering Option Scheme had been amended in conjunction with the amended terms of the share option scheme (Note 35.2) in May 2002, May 2007 and May 2009, respectively. Apart from the above two terms, the principal terms are substantially the same as the amended Share Option Scheme in all material aspects.

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.2 Share option scheme (the "Share Option Scheme")

On 1 June 2000, the Company adopted the Share Option Scheme pursuant to which the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up share options to subscribe for shares up to a maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme as described above) not exceeding 10% of the total issued share capital of the Company. Pursuant to the Share Option Scheme, the nominal consideration payable by a participant for the grant of share options will be HKD1.00. The exercise price payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of the share; and

(ii) 80% of the average of the closing prices of shares on the SEHK on the five trading days immediately preceding the date of grant of the option on which there were dealings in the shares on the SEHK.

The period during which an option may be exercised will be determined by the Board of Directors at their discretion, except that no option may be exercised later than 10 years from 22 June 2000.

The terms of the Share Option Scheme were amended on 13 May 2002 to comply with the requirements set out in the Chapter 17 of the Listing Rules which came into effect on 1 September 2001 with the following major amendments:

(i) share options may be granted to employees including executive directors of the Group or any of the non-executive directors;

(ii) the option period commences on a day after the date on which an option is offered but not later than 10 years from the offer date; and

(iii) minimum subscription price shall not be less than the higher of:

- the nominal value of the shares;
- the closing price of the shares of the stock exchange as stated in the stock exchange's quotation sheets on the offer date in respect of the share options; and
- the average closing price of the shares on the stock exchange's quotation sheets for the five trading days immediately preceding the offer date.

In May 2007 and May 2009, the Company further amended the Share Option Scheme with major amendments related to the exercise period.

All of the share options granted under Note 35.1 and 35.2 are governed by the amended terms of the Pre-Global Share Option Scheme and the Share Option Scheme as mentioned above.

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.3 Special Purpose Unicom Share Option Scheme (the "Special Purpose Share Option Scheme")

Pursuant to the ordinary resolution passed by the shareholders on 16 September 2008, the Company adopted the Special Purpose Share Option Scheme in connection with the merger of the Company and China Netcom by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance for the granting of options to holders of China Netcom options outstanding at 14 October 2008 ("Eligible Participants"). Pursuant to this scheme, no fractional options can be granted and the maximum number of shares which may be issued upon the exercise of all options granted under this scheme and any other share options schemes of the Company must not in aggregate exceed 10% of the issued share capital of the Company as at the date of approval of this scheme.

The number of options and exercise price of options granted under the Special Purpose Share Option Scheme are as follows:

(i) The exercise price of options under this scheme is equal to (a) the exercise price of an outstanding China Netcom option held by the Eligible Participants divided by (b) the share exchange ratio 1.508.

(ii) The total number of options granted by the Company to all Eligible Participants under this scheme shall be equal to the product of (a) the share exchange ratio and (b) the number of China Netcom options outstanding as at 14 October 2008.

The above formula ensures that the value of options granted under this scheme received by a holder of China Netcom options is equivalent to the "see-through" price of that holder's outstanding China Netcom options.

In May 2009, the Company amended the Special Purpose Share Option Scheme relating to the exercise period.

No further options can be granted under the Special Purpose Share Option Scheme.

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.4 Share option information

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	The Company			
	2010		2009	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of year	**6.95**	**413,074,166**	6.95	413,074,166
Granted	**—**	**—**	—	—
Lapsed	**15.42**	**(16,977,600)**	—	—
Exercised	**5.57**	**(84,448)**	—	—
Balance, end of year	**6.59**	**396,012,118**	6.95	413,074,166
Exercisable at end of year	**6.59**	**396,012,118**	6.88	390,841,799

Exercise of share options during the year ended 31 December 2010 resulted in 84,448 shares being issued (2009: nil), with exercise proceeds of approximately RMB0.41 million.

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.4 Share option information (Continued)

As at balance sheet date, information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	**Number of share options outstanding as at 31 December 2010**	Number of share options outstanding as at 31 December 2009
Share options granted under the Pre-Global Offering Share Option Scheme (Note iii):					
22 June 2000	22 June 2000 to 21 June 2002	22 June 2002 to 21 June 2010	HKD15.42	**—**	16,977,600
Share options granted under the Share Option Scheme:					
30 June 2001 (Note ii)	30 June 2001	30 June 2001 to 22 June 2011	HKD15.42	**4,350,000**	4,350,000
21 May 2003 (Note ii)	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2011	HKD4.30	**8,956,000**	8,956,000
20 July 2004 (Note ii)	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2011	HKD5.92	**41,024,000**	41,024,000
21 December 2004 (Note ii)	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2011	HKD6.20	**654,000**	654,000
15 February 2006 (Note ii)	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2012	HKD6.35	**151,556,000**	151,556,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008 ("2004 Special Purpose Share Options") (Note ii)	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2011	HKD5.57	**100,542,650**	100,627,098
15 October 2008 ("2005 Special Purpose Share Options") (Note ii)	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2011	HKD8.26	**88,929,468**	88,929,468
				396,012,118	413,074,166

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.4 Share option information (Continued)

The options outstanding as at 31 December 2010 had a weighted average remaining contractual life of 0.93 years (2009: 1.50 years).

Note i: *In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board of Directors pursuant to the terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board of Directors as "Transferred Personnel" under the respective terms of the Pre-Global Offering Share Option Scheme and the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the respective terms of each of the Pre-Global Offering Share Option Scheme and the Share Option Scheme. Due to the "Mandatory Moratorium" continuing to be in force, the Board of Directors further extended the exercise periods of certain share options by one year in each of March 2010 and March 2011 under the respective terms of the Share Option Scheme. As at 31 December 2010, approximately 23,600,000 share options held by Transferred Personnel remained valid.*

Note ii: *In each of March 2010 and March 2011, the expiry dates for certain share options were extended by one year by the Board of Directors pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable due to a "Mandatory Moratorium", which is still in effect, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The modifications did not expect to have significant impact on the consolidated statement of income for the year ending 31 December 2011.*

Note iii: *All share options remained outstanding on 21 June 2010 have been expired on the same date.*

(All amounts in RMB millions unless otherwise stated)

35. EQUITY-SETTLED SHARE OPTION SCHEMES (Continued)

35.4 Share option information (Continued)

Details of share options exercised during 2010 are as follows:

Grant date	Exercisable price HKD	Weighted average closing price per share at respective days immediately before days of exercise of options HKD	Proceeds received HKD	Number of shares involved
15 October 2008	5.57	11.76	470,375	84,448
			470,375	84,448

For the year ended 31 December 2010, employee share-based compensation expense amounted to approximately RMB56 million (2009: approximately RMB27 million).

(All amounts in RMB millions unless otherwise stated)

36. DIVIDENDS

At the annual general meeting held on 12 May 2010, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2009 totaling approximately RMB3,770 million which has been reflected as a reduction of retained profits for the year ended 31 December 2010. As at 31 December 2010, such dividends have been paid by the Company, except for dividends payable of approximately RMB431 million due to Unicom BVI.

At a meeting held on 29 March 2011, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.08 per ordinary share to the shareholders for the year ended 31 December 2010 totaling approximately RMB1,885 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2010, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2011.

	2010	2009
Proposed final dividend:		
RMB0.08 (2009: RMB0.16) per ordinary share by the Company	**1,885**	3,770

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 31 December 2010, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

37. EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2010 and 2009 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years.

Diluted earnings per share for the years ended 31 December 2010 and 2009 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the years, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares for the year ended 31 December 2010 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme, and (iii) the convertible bonds, while all potential ordinary shares for the year ended 31 December 2009 arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme, (ii) share options granted under the amended Share Option Scheme; and (iii) share options granted under the amended Special Purpose Share Option Scheme.

The potential ordinary shares which are not dilutive for the year ended 31 December 2010 arose from (i) share options with exercise price of HKD15.42 granted under the amended Share Option Scheme and (ii) the convertible bonds with initial conversion price of HKD15.85, while the potential ordinary shares which are not dilutive for the year ended 31 December 2009 arose from share options with exercise price of HKD15.42 granted under the amended Pre-Global Offering Share Option Scheme and amended Share Option Scheme, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	2010	2009
Numerator (in RMB millions):		
Profit attributable to owners of the parent	**3,851**	9,556
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,562**	23,767
Dilutive equivalent shares arising from share options	**142**	128
Shares used in computing diluted earnings per share	**23,704**	23,895
Basic earnings per share (in RMB)	**0.16**	0.40
Diluted earnings per share (in RMB)	**0.16**	0.40

(All amounts in RMB millions unless otherwise stated)

38. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets of the Group mainly include cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, accounts receivable, amounts due from related parties and domestic carriers. Financial liabilities of the Group mainly include accounts payable and accrued liabilities, short-term bank loans, commercial papers, corporate bonds, promissory notes, long-term bank loans, convertible bonds, other obligations and amounts due to ultimate holding company, related parties and domestic carriers.

Cash and cash equivalents, short-term bank deposits and available-for-sale financial assets denominated in foreign currencies, as summarised below, have been translated to RMB at the applicable rates prevailing as at 31 December 2010 and 2009.

	The Group					
	2010			2009		
	Original currency millions	**Exchange rate**	**RMB equivalent millions**	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
– denominated in HK dollars	**462**	**0.85**	**393**	324	0.88	285
– denominated in US dollars	**1,761**	**6.62**	**11,661**	86	6.83	585
– denominated in Euro	**24**	**8.81**	**213**	26	9.80	258
– denominated in Japanese Yen	**12**	**0.08**	**1**	14	0.07	1
– denominated in GBP	**0.8**	**10.22**	**8**	0.4	10.98	4
Sub-total			**12,276**			1,133
Short-term bank deposits:						
– denominated in HK dollars	**51**	**0.85**	**43**	86	0.88	76
– denominated in US dollars	**22**	**6.62**	**148**	49	6.83	336
Sub-total			**191**			412
Available-for-sale financial assets:						
– denominated in Euro	**691**	**8.81**	**6,087**	795	9.80	7,789
Total			**18,554**			9,334

(All amounts in RMB millions unless otherwise stated)

38. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	The Company					
	2010			2009		
	Original currency millions	**Exchange rate**	**RMB Equivalent Millions**	Original currency millions	Exchange rate	RMB equivalent millions
Cash and cash equivalents:						
- denominated in HK dollars	**412**	**0.85**	**351**	262	0.88	230
- denominated in US dollars	**8**	**6.62**	**53**	39	6.83	270
- denominated in Euro	**24**	**8.81**	**211**	17	9.80	163
Sub-total			**615**			663
Available-for-sale financial assets:						
- denominated in Euro	**691**	**8.81**	**6,087**	795	9.80	7,789
Total			**6,702**			8,452

The Group did not have and does not believe it will have any difficulties in exchanging its foreign currency cash into RMB. The carrying amounts of the Group's cash and cash equivalents, short-term bank deposits, available-for-sale financial assets, other current financial assets and liabilities approximated their fair values as at 31 December 2010 and 2009 due to the nature or short maturity of those instruments.

The carrying amounts of receivables and payables which are all subject to normal trade credit terms approximated their fair value as at the balance sheet date.

In connection with the fair value of the Group's non-current portion of long-term bank loans, promissory notes, corporate bonds and the convertible bonds, please refer to the respective notes for details.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications service operators, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the financial statements. The Group's telecommunications networks depend, in large part, on interconnection with the networks and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

39.1 Transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Note	**2010**	2009
Transactions with Unicom Group and its subsidiaries:			
Leasing fee of Telecommunications Networks in Southern China	(ii)	**2,200**	2,000
Charges for mobile subscriber value-added services	(i), (iii)	**103**	122
Rental charges for premises, equipment and facilities	(i), (iv)	**867**	820
Charges for the international gateway services	(i), (v)	**2**	5
Agency fee incurred for procurement of telecommunications equipment	(i), (vi)	**—**	12
Charges for engineering and information technology-related services	(i), (vii)	**2,248**	2,786
Common corporate services income	(viii)	**3**	3
Charges for common corporate services	(viii)	**308**	266
Charges for purchases of materials	(ix)	**382**	375
Charges for ancillary telecommunications support services	(x)	**953**	689
Charges for support services	(xi)	**162**	273
Charges for lease of telecommunications facilities	(xii)	**149**	148
Income from information communication technologies services	(i), (xiii)	**8**	70

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(i) On 26 October 2006, CUCL entered into a new agreement "2006 Comprehensive Services Agreement" to continue to carry out related party transactions. The new agreement was approved by the independent shareholders of the Company on 1 December 2006, and become effective from 1 January 2007.

Pursuant to the ordinary resolution passed at the extraordinary general meeting held on 16 September 2008, the independent shareholders of the Company approved the amendment of the 2006 Comprehensive Services Agreement with effect from 15 October 2008 to include CNC China as a party ("the Second 2006 Comprehensive Services Agreement").

Also, the independent shareholders of the Company approved the following agreements:

— Framework Agreement for Engineering and Information Technology Services dated 12 August 2008
— Engineering and Information Technology Services Agreement 2008-2010
— Domestic Interconnection Settlement Agreement 2008-2010
— International Long Distance Voice Services Settlement Agreement 2008-2010
— Framework Agreement for Interconnection Settlement dated 12 August 2008

(ii) On 16 December 2008, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into the Network Lease Agreement in relation to the Lease of the Telecommunications Networks in Southern China by CUCL from Unicom New Horizon on an exclusive basis immediately following and subject to the completion of the 2009 Business Combination. Under the Network Lease Agreement, CUCL shall pay annual leasing fees of RMB2.0 billion and RMB2.2 billion for the years ended 31 December 2009 and 2010, respectively. The Lease became effective in January 2009.

(iii) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, UNISK (Beijing) Information Technology Corporation Limited ("UNISK") and Unicom NewSpace Corporation Limited ("Unicom NewSpace") agreed to provide the mobile subscribers of CUCL with various types of value-added services through its cellular communication network and data platform. The Group retains a portion of the revenue generated from the value-added services provided to the Group's subscribers (and actually received by the Group) and allocates a portion of such fees to UNISK and Unicom NewSpace for settlement, on the condition that such proportion allocated to UNISK and Unicom NewSpace does not exceed the average proportion allocated to independent value-added telecommunications content providers who provide value-added telecommunications content to the Group in the same region. The percentage of revenue to be allocated to UNISK and Unicom NewSpace by the Group varies depending on the types of value-added service provided to the Group.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

(iv) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, CUCL and Unicom Group agreed to mutually lease premises, equipment and facilities from each other. Rentals are based on the lower of depreciation costs and market rates.

(v) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, charges for international gateway services represent the amounts paid or payable to Unicom Group for international gateway services provided for the Group's international long distance networks. The charge for this service is based on the cost of operation and maintenance of the international gateway facilities incurred by Unicom Group, including depreciation, together with a margin of 10% over cost.

(vi) Pursuant to 2006 Comprehensive Services Agreement and the Second 2006 Comprehensive Services Agreement, Unicom Import and Export Company Limited ("Unicom I/E Co") agreed to provide equipment procurement services to the Group. Unicom I/E Co. charges the Group 0.55% (for contracts up to an amount of USD30 million (inclusive)) and 0.35% (for contracts with an amount of more than USD30 million) of the value of imported equipment, and 0.25% (for contracts up to an amount of RMB200 million (inclusive)) and 0.15% (for contracts with an amount of more than RMB200 million) of the value of domestic equipment for such services.

(vii) Pursuant to the Framework Agreement for Engineering and Information Technology Services dated 12 August 2008 and Engineering and Information Technology Services Agreement 2008-2010 entered between CUCL and Unicom Group, the charges payable by CUCL for the above services are determined with reference to market rates and are settled when the relevant services are provided.

(viii) Pursuant to Master Sharing Agreement 2008-2010 entered between CUCL and Unicom Group, expenses associated with common corporate services is allocated between CUCL and Unicom Group based on total assets as appropriate.

(ix) Pursuant to Materials Procurement Agreement 2008-2010 entered between CUCL and Unicom Group, the charges payable by CUCL to Unicom Group are based on market rates or cost-plus basis.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.1 Transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions *(Continued)*

(x) Pursuant to the Framework Agreement for Ancillary Telecommunications Services dated 12 August 2008 and Ancillary Telecommunications Services Agreement 2008-2010 entered between CUCL and Unicom Group, Unicom Group agreed to provide services including certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xi) Pursuant to the Framework Agreement for Support Services dated 12 August 2008 and Support Services Agreement 2008-2010 entered between CUCL and Unicom Group, Unicom Group agreed to provide services including equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services. The charges are based on market rates and are settled as and when the relevant services are provided.

(xii) Pursuant to the Framework Agreement for Telecommunications Facilities Leasing dated 12 August 2008 and Telecommunications Facilities Leasing Agreement 2008-2010 entered between CUCL and Unicom Group, CUCL agreed to lease the international telecommunications facilities and inter-provincial transmission optic fibers from Unicom Group. The lease payment is based on the depreciation charge of the leased assets.

(xiii) Pursuant to Information and Communications Technology Agreement 2008-2010 entered between System Integration Corporation and Unicom Group, System Integration Corporation, agreed to provide information communications technology services to Unicom Group and also to subcontract services ancillary to the provision of information communications technology services, namely, the system installation and configuration services, to the subsidiaries and branches of Unicom Group in Unicom Group's southern service region in the PRC. The charges payable by Unicom Group are based on market value.

(xiv) Unicom Group is the registered proprietor of the "Unicom" trademark in English and the trademark bearing the "Unicom" logo, which are registered at the PRC State Trademark Bureau. Pursuant to an exclusive PRC trademark licence agreement between Unicom Group and the Group, the Group has been granted the right to use these trademarks on a royalty free and renewal basis.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.1 Transactions with Unicom Group and its subsidiaries (Continued)

(b) Non-recurring transaction

In January 2009, CUCL completed the acquisitions of the Target Business and the Target Assets from Unicom Group and Netcom Group. For details, please refer to Note 1.

(c) Amounts due from and to related parties/Unicom Group and its subsidiaries

Amounts due to related parties as at 31 December 2010 included an unsecured short-term loan from Netcom BVI of approximately HKD2,390 million (equivalent to RMB2,033 million) obtained for the purpose of payment of the 2008 final dividend of the Company. The loan carries an interest rate of six-month HIBOR plus 0.8% per annum and is repayable on 16 June 2010. The loan was extended for another one year on 12 June 2010 and is repayable on 16 June 2011 with an interest rate of HIBOR plus 0.8% per annum.

Apart from the aforementioned short-term loan from Netcom BVI, amounts due from and to related parties, Unicom Group, and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with related parties/Unicom Group and its subsidiaries as described in (a) above.

(d) Renewal of continuing connected transactions in October 2010

The agreements governing the recurring related party transactions disclosed in (a) above between the Group and Unicom Group and its subsidiaries were expired on 31 December 2010. Accordingly, on 29 October 2010, CUCL entered into the new agreements, "2011-2012 Network Lease Agreement" with Unicom New Horizon, and "2011 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions. Major changes of the key terms between the new agreements and the previous agreements are set out as follows:

- 2011-2012 Network Lease Agreement

  Pursuant to 2011-2012 Network Lease Agreement, the Lease has extended to another two years effective from 1 January 2011 to 31 December 2012 and is renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the Lease for the two years ending 31 December 2011 and 2012 is RMB2.4 billion and RMB2.6 billion, respectively.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.1 Transactions with Unicom Group and its subsidiaries (Continued)

(d) Renewal of continuing connected transactions in October 2010 (Continued)

- 2011 Comprehensive Services Agreement

  2011 Comprehensive Services Agreement has a term of three years commencing on 1 January 2011 and expiring on 31 December 2013, and the service fees payable shall be calculated on the same basis as under previous agreements. In addition, as a result of the 2009 Business Combination, certain connected transactions under previous agreements are not regarded as related party transactions under 2011 Comprehensive Services Agreement, but as inter-company transactions within the Group.

39.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Note	The Group	
		2010	2009
Interconnection revenue	(i)	**12,165**	12,083
Interconnection charges	(i)	**12,564**	11,740
Leased line revenue	(ii)	**346**	433
Leased line charges	(ii)	**113**	102
Engineering design and technical service revenue	(iii)	**208**	287

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.2 Domestic carriers (Continued)

(a) Significant recurring transactions with domestic carriers (Continued)

(i) The interconnection revenue and charges mainly represent the amounts due from or to domestic carriers for telephone calls made between the Group's networks and the networks of domestic carriers. The interconnection settlements are calculated in accordance with interconnection agreements reached between the branches of the Group and domestic carriers on a provincial basis. The terms of these agreements are set in accordance with the standard settlement arrangement stipulated by the MIIT.

(ii) Leased line charges are paid or payable to domestic carriers by the Group for the provision of transmission lines. At the same time, the Group leases transmission lines to domestic carriers in return for leased line rental income. The charges are calculated at a fixed charge per line, depending on the number of lines being used by the Group and domestic carriers.

(iii) Engineering design and technical service revenue mainly represents the amounts due from domestic carriers for the provision of engineering design and technical services based on their demands and requirements. The prices are determined based on standards promulgated by the relevant government authorities.

(b) Amounts due from and to domestic carriers

	The Group	
	2010	2009
Amounts due from domestic carriers		
- Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**1,296**	1,205
- Less: Provision for doubtful debts	**(35)**	(71)
	1,261	1,134
Amounts due to domestic carriers		
- Payables for interconnection charges and leased lines charges	**873**	1,136

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

(All amounts in RMB millions unless otherwise stated)

39. RELATED PARTY TRANSACTIONS - GROUP (Continued)

39.2 Domestic carriers (Continued)

(c) *Disposal of the Group's CDMA business to China Telecom*

Balances due from/(to) China Telecom in relation to the disposal of the CDMA business are as follows:

	The Group	
	2010	2009
Payables		
- Advances from customers received on behalf of China Telecom	—	(7)
Proceeds receivable	—	5,121

For the year ended 31 December 2010, the Group received the proceeds of approximately RMB5,121 million from China Telecom in relation to disposal of the CDMA business in 2008.

40. CONTINGENCIES AND COMMITMENTS

40.1 Capital commitments

As at 31 December 2010 and 2009, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	The Group			
	2010			2009
	Land and building	**Equipment**	**Total**	Total
Authorised and contracted for	**393**	**5,687**	**6,080**	8,810
Authorised but not contracted for	**180**	**2,123**	**2,303**	4,030
Total	**573**	**7,810**	**8,383**	12,840

As at 31 December 2010 and 2009, no capital commitments were denominated in US dollars.

(All amounts in RMB millions unless otherwise stated)

40. CONTINGENCIES AND COMMITMENTS (Continued)

40.2 Operating lease commitments

As at 31 December 2010 and 2009, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Group				
	2010				2009
	Land and buildings	Equipment	Telecommunications Networks in Southern China (Note 1(b))	Total	Total
Leases expiring:					
- no later than one year	**1,713**	**133**	**2,400**	**4,246**	4,109
- later than one year and no later than five years	**3,401**	**206**	**2,600**	**6,207**	3,615
- later than five years	**907**	**43**	**—**	**950**	1,179
Total	**6,021**	**382**	**5,000**	**11,403**	8,903

As at 31 December 2010 and 2009, the Company had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	The Company	
	2010	2009
Office premise lease expiring:		
- no later than one year	**9**	9
- later than one year and no later than five years	**3**	13
Total	**12**	22

(All amounts in RMB millions unless otherwise stated)

40. CONTINGENCIES AND COMMITMENTS (Continued)

40.3 Contingent liabilities

As aforementioned in Note 28, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China, Based on management's assessment and continuous discussions with MIIT and NDRC, management considered that the Group complied with the regulations issued by the relevant government authorities, and the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 31 December 2010 and 2009.

40.4 Guarantee

The Company provides guarantee in favour of the convertible bondholders in respect of the outstanding convertible bonds issued by Billion Express amounted to USD1,838,800,000 as at 31 December 2010 (Note 22).

41. EVENTS AFTER THE REPORTING PERIOD

(a) Proposed dividend

After the reporting period, the Board of Directors proposed a final dividend for 2010. For details, please refer to Note 36.

(b) Agreement of additional investments between the Company and Telefónica

On 23 January 2011, the Company entered into a strategic agreement with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement.

(c) Issue of super and short-term commercial papers

On 10 March 2011, CUCL issued two tranches of super and short-term commercial papers in the amount of RMB8 billion for each tranche. The paper has a maturity period of 180 days and carries interests at 3.88% per annum.

42. COMPARATIVE FIGURES

The comparative figure has been reclassified to conform to current year presentation by including "Leasing fee for telecommunications networks in Southern China" of RMB2.0 billion into "Networks, operations and support expenses" in the consolidated statement of income for the year ended 31 December 2009.

43. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 29 March 2011.

Financial Summary

For the five-year ended 31 December 2010
(All amounts in RMB millions, except per share data)

Selected financial summary for 2006, including selected consolidated statement of income data and consolidated balance sheet data for 2006 were prepared in accordance with HKFRSs. Selected financial summary for 2007 to 2010, including selected consolidated statement of income data and consolidated balance sheet data for 2007, 2008, 2009 and 2010 were prepared in accordance with IFRSs/HKFRSs.

RESULTS

Selected Statement of Income Data

	2010	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)
Continuing operations					
Revenue	**171,298**	153,945	159,792	159,940	153,715
Interconnection charges	**(13,727)**	(12,955)	(13,038)	(12,198)	(9,582)
Depreciation and amortisation	**(54,433)**	(47,587)	(51,847)	(51,275)	(49,018)
Networks, operations and support expenses	**(26,383)**	(23,728)	(18,736)	(17,877)	(16,518)
Employee benefit expenses	**(23,327)**	(21,931)	(20,758)	(19,398)	(18,564)
Other operating expenses	**(48,269)**	(36,723)	(37,997)	(36,524)	(35,628)
Finance costs	**(1,749)**	(1,036)	(3,269)	(3,740)	(4,887)
Interest income	**142**	91	265	305	414
Impairment loss on property, plant and equipment	**—**	—	(12,494)	(323)	—
Deficit on revaluation of property, plant and equipment	**—**	—	—	—	(1,335)
Realised/unrealised loss on changes in fair value of derivative component of convertible bonds	**—**	—	—	(569)	(2,397)
Realised gain on changes in fair value of derivative financial instrument	**—**	1,239	—	—	—
Other income - net	**1,221**	962	2,141	5,102	484
Profit from continuing operations before income tax	**4,773**	12,277	4,059	23,443	16,684
Income tax expenses	**(922)**	(2,721)	(1,828)	(7,175)	(6,421)
Profit from continuing operations	**3,851**	9,556	2,231	16,268	10,263
Discontinued operations					
Profit from discontinued operations	**—**	—	1,438	656	973
Gain on disposal of discontinued operations	**—**	—	26,135	—	1,878
Profit for the year	**3,851**	9,556	29,804	16,924	13,114
Profit attributable to:					
Owners of the parent	**3,851**	9,556	29,804	16,924	13,114
Non-controlling interests	**—**	—	—	—	—
	3,851	9,556	29,804	16,924	13,114

(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Statement of Income Data (Continued)

	2010	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)
Earnings per share for profit attributable to owners of the parent					
- basic (RMB)	**0.16**	0.40	1.25	0.73	0.58
- diluted (RMB)	**0.16**	0.40	1.24	0.73	0.58
Earnings per share for profit from continuing operations attributable to owners of the parent					
- basic (RMB)	**0.16**	0.40	0.09	0.70	0.45
- diluted (RMB)	**0.16**	0.40	0.09	0.70	0.45
Earnings per share for profit from discontinued operations attributable to owners of the parent					
- basic (RMB)	**—**	—	1.16	0.03	0.13
- diluted (RMB)	**—**	—	1.15	0.03	0.13

(All amounts in RMB millions, except per share data)

RESULTS (Continued)

Selected Balance Sheet Data

	2010	2009	2008 (As restated)	2007 (As restated)	2006 (As restated)
Property, plant and equipment, net	**366,060**	351,157	315,546	306,420	311,942
Available-for-sale financial assets	**6,214**	7,977	95	287	39
Current assets	**42,208**	30,613	38,349	34,564	41,636
Accounts receivable, net	**9,286**	8,825	9,341	11,760	11,772
Cash and cash equivalents	**22,495**	7,820	10,237	12,663	20,625
Total assets	**441,453**	417,045	380,318	368,435	379,662
Current liabilities	**198,237**	199,825	134,341	136,251	151,156
Accounts payables and accrued liabilities	**97,659**	104,072	73,854	61,331	54,946
Short-term bank loans	**36,785**	63,971	11,996	19,263	41,410
Commercial papers	**23,000**	—	10,000	20,000	16,898
Long-term bank loans	**1,462**	759	997	16,086	30,253
Long-term loans due to ultimate holding company	**—**	—	35,652	27,213	17,059
Promissory notes	**15,000**	—	—	—	—
Corporate bonds	**7,000**	7,000	7,000	2,000	—
Convertible bonds	**11,558**	—	—	—	10,325
Total liabilities	**235,612**	210,578	183,085	195,146	226,517
Total equity	**205,841**	206,467	197,233	173,289	153,145

Note:

The 2006, 2007 and 2008 comparative figures have been restated to include Excluded Assets and Liabilities and related charges relating to the 2009 Business Combination.

Prior to 2007, the accounting policies between the Group and China Netcom were not fully aligned such that the building held by the Group (other than those held by China Netcom) were stated at revalued amounts less accumulated impairment losses, while all property, plant and equipment other than the buildings (other than those held by China Netcom) were stated at historical cost less accumulated depreciation and accumulated impairment losses.

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, services and products, as well as sales and marketing, in particular, such networks, services and products, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.

The forward-looking statements contained in this annual report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, or the MIIT, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
- effects of the Company's restructuring and integration following the completion of the Company's merger with China Netcom Group Corporation (Hong Kong) Limited;
- effects of the Company's adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
- effects of the Company's acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
- changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
- changes in the political, economic, legal and social conditions in the PRC, including the PRC Government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
- the recovery from the recent global economic downturn inside and outside the PRC.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.



www.chinaunicom.com.hk

China Unicom (Hong Kong) Limited
75th Floor, The Center, 99 Queen's Road Central, Hong Kong



Tel (852) 2126 2018 Fax (852) 2126 2016